UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Anchor Bancorp
Exact name of registrant as specified in charter

0001448301
Registrant CIK Number

Exhibit 99.4 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-154734
SEC file number, if available

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable, add more lines as needed)

Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

SEC Mail Processing Section
DEC 02 2009
Washington, DC
110

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one)

___ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

___ Rule 311 (Permitted Paper Exhibit)

[redacted]

09012657

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________, State of ________, 20___

(Registrant)

By
(Name)

(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on November 30, 2009 that the information set forth in this statement is true and complete

By
John F. Breyer, Jr., Esquire
Breyer & Associates PC
Special Counsel to Anchor Bancorp
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.4 TO THE REGISTRATION STATEMENT ON FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION REPORT

ANCHOR BANCORP
Aberdeen, Washington

PROPOSED HOLDING COMPANY FOR:
ANCHOR BANK
Aberdeen, Washington

Dated As Of:
October 30, 2009

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

October 30, 2009

Board of Trustees
Anchor Mutual Savings Bank
120 North Broadway
Aberdeen, Washington 98520

Members of the Board of Trustees:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"), which are relied upon by the Federal Deposit Insurance Corporation ("FDIC") and the Washington Department of Financial Institutions ("DFI") in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Trustees of Anchor Mutual Savings Bank ("Anchor" or the "Bank") adopted a plan of conversion on July 15, 2008. Pursuant to the plan of conversion, the Bank will convert from the mutual savings bank form of organization to a stock savings bank form and become a wholly owned subsidiary of Anchor Bancorp ("Anchor Bancorp" or the "Company") a newly formed Washington corporation. The Company will own all of the outstanding shares of the Bank, which will be renamed "Anchor Bank." Anchor Bancorp will offer shares of common stock to eligible depositors of Anchor, to certain newly-formed stock benefit plans for officers, trustees and employees and others. Following the completion of the offering, Anchor Bancorp will be a bank holding company, and its primary regulator will be the Federal Reserve.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Bank, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

At this time, no other activities are contemplated for Anchor Bancorp other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed Anchor Bancorp's and the Bank's regulatory applications, including the prospectus as filed with the Washington Department of Financial Institutions and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank, that has included due diligence related discussions with Anchor's management; Moss Adams LLP, the Bank's independent auditor; Breyer and Associates, P.C., Anchor's conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Anchor operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on Anchor and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Anchor Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Anchor's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Anchor's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Anchor only as a going concern and should not be considered as an indication of the Bank's liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Anchor intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of October 30, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $30,000,000 at the midpoint, equal to 3,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $25,500,000 and a maximum value of $34,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,550,000 at the minimum and 3,450,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $39,675,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,967,500.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Anchor Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of Anchor Bancorp as of or for the periods ended September 30, 2009, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Anchor Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.

James J. Oren
Director

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington

TABLE OF CONTENTS
ANCHOR BANK
Aberdeen, Washington
(continued)

LIST OF TABLES
ANCHOR BANK
Aberdeen, Washington

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Anchor is a Washington-chartered mutual savings bank headquartered in Aberdeen, Grays Harbor County, Washington. The Bank serves the western area of Washington State, including the southern portion of the Seattle-Tacoma-Bellevue metropolitan statistical area through its main office in Aberdeen and 16 branch offices, six that are located in the headquarters market area of Grays Harbor County, and seven that are located in the Olympia-Tacoma region. Three other branches are located to the south of the Olympia-Tacoma region, and on the Washington State portion of the Portland, Oregon metropolitan area to the south. The Bank's offices are located in six different counties, as shown in a map of the Bank's branch offices provided in Exhibit I-1. Anchor is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the FDIC. At September 30, 2009, Anchor had $615.8 million in assets, $425.5 million in deposits and total equity of $44.2 million, equal to 7.17% of total assets. Anchor's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On July 15, 2008, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from a Washington-chartered mutual savings bank to a Washington-chartered stock savings bank and become a wholly-owned subsidiary of Anchor Bancorp, a newly formed Washington corporation. Anchor Bancorp will offer 100% of its common stock to qualifying depositors of Anchor in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicated community offering. Going forward, Anchor Bancorp will own 100% of the Bank's stock, and the Bank will initially be Anchor's sole subsidiary. A majority of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the "ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, Anchor Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Anchor has been serving the western Washington State area since its founding in 1907. Following a long history of serving the Aberdeen/Grays Harbor County area, the Bank began expanding the market area served, initially into the Thurston County/Olympia region. By 1994, the Bank operated a total of six offices, with three offices in rural Grays Harbor County and three offices in the Olympia, Washington area. The branch office network expanded to 20 offices by 2008; subsequently four of the branches were closed in 2009 as part of cost-cutting efforts. The current 16 office network is located in six Washington counties, with five of these offices in supermarket locations. In connection with this growth in the branch office network, in the past two decades the Bank has also diversified the lending operations beyond residential first mortgage lending to include construction/land, commercial real estate/multi-family, commercial business, and consumer loans, including home equity loans. The growth in funding and lending resulted in Anchor reaching an asset base of approximately $700 million in early 2009 and an equity base that totaled approximately $64 million in early 2008.

Since the latter half of 2007, severely depressed economic conditions in the Bank's market area, and in particular in the Portland, Oregon metropolitan area, have resulted in substantial home price declines, increased foreclosures and above average unemployment rates. Thus, the Bank has experienced declines in the value of real estate collateral supporting the loan portfolio, and increased levels of loan delinquencies and defaults. In connection with addressing these asset quality problems, Anchor has recorded elevated levels of provisions for loan losses and loan chargeoffs, leading to net operating losses and reductions in the equity base of the Bank.

Primarily as a result of the increased level of non-performing assets ("NPAs"), on August 12, 2009 Anchor became subject to an Order to Cease and Desist (the "Order") issued by the FDIC and the DFI. Under this Order, the Bank agreed to take certain measures in the areas of capital, loan loss allowance determination, risk management, liquidity management, board oversight and monitoring of compliance. The Bank also accepts certain operating restrictions as part of the Order. The mutual-to-stock conversion is being pursued, in part, to maintain compliance with capital requirements under the Order and strengthen the Bank's capital position.

In response to these issues, in particular the capital requirements of the Order, Anchor has pursued a number of strategic actions in recent periods, including focusing on reducing the level of NPAs, reducing the asset base of the Bank and reducing the expense base. Four supermarket branch offices were closed in the second quarter of 2009, reducing the personnel base and operating costs by an estimated $1.2 million annually. The Bank has de-emphasized new loan originations for portfolio to focus lending department personnel efforts on monitoring existing performing loans, resolving non-performing loans and selling foreclosed assets. Additional credit monitoring personnel have been employed to assist in this effort. In response to the asset quality problems experienced in the construction/land development lending area, Anchor also has been focusing on increasing the balances of commercial business loans, which are seen as advantageous from both a yield and interest rate risk perspective, and provide a source of low cost funds in the form of commercial deposits. Attracting additional core deposits, from both commercial and retail customers, is also a key operating strategy for Anchor, as the Bank is acting to reduce the reliance on wholesale funding sources such as FHLB advances and brokered deposits. Reduction in brokered deposits is also a condition of the Order. Finally, continued efforts to reduce expenses is a key strategy of the Bank, as reductions have been made and are ongoing in the areas of personnel benefits, marketing, capital expenditures and contributions. The Bank believes that once the asset quality and capital issues have been addressed, there remain opportunities in the current market area for expansion, and Anchor anticipates moderate internal growth once the conditions of the Order have been lifted.

The equity from the stock offering will increase the Bank's liquidity, leverage and growth capacity and the overall financial strength. Anchor's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

- <u>The Company.</u> The Company is expected to retain a modest portion of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities or a deposit at the Bank, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.
- <u>The Bank.</u> A majority of the net conversion proceeds will be infused into the Bank as tier 1 capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the most recent five fiscal years. During this period, Anchor's balance sheet has expanded at a 5.5% annual rate, with loans receivable, representing a majority of the asset base, increasing at the same rate. Assets increased steadily from fiscal 2005 through 2009, to a high of $652.4 million. As described above, the recent rise in asset quality issues and operating losses has resulted in the Bank acting to reduce assets in order to maintain the equity ratio; assets declined to $615.8 million at September 30, 2009. Asset growth since 2005 was funded with increasing levels of deposits and borrowings, with deposits decreasing as a percent of total funding liabilities. Equity increased steadily through fiscal 2008, reflecting net profits during this period; subsequently the above described operating losses have reduced the equity base to $44.2 million at September 30, 2009, a reduction of $18.2 million, or 29% since June 30, 2008. A summary of Anchor's key operating ratios for the past five years is presented in Exhibit I-3.

The Bank's loan portfolio totaled $452.5 million, or 73.5% of assets, at September 30, 2009. From fiscal 2005 through 2008, Anchor's loans/assets ratio remained in the range of 73% to 78%, reflecting a greater emphasis on lending operations. The recent operating strategy of reducing loan originations and workouts of problem loans has reduced the loans/assets concentration as of September 30, 2009 and the balance of loans receivable declined by $29.2 million over the three months ended September 30, 2009. Increasing dependence on borrowed funds for funding since fiscal 2005 resulted in the loan/deposit ratio increasing from a low of 92.6% at June 30, 2004 to a high of 126.1% at June 30, 2008. The reduction in loans through September 30, 2009 reduced this ratio to 106.0%.

The Bank's loan portfolio is a result of a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has also been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially. As noted above, the balances of construction/land loans have been decreasing in recent months due to the de-emphasis of these loans in the current economic environment. At September 30, 2009, 16.9% and 23.1% of total loans consisted of construction/land and 1-4 family residential loans; relatively unchanged from the June 30, 2005 proportions of 15.9% and 16.9%, respectively. Reflecting the reduction in construction/land loans, such loans have declined from a high of 21.7% of loans as of June

Table 1.1
Anchor Mutual Savings Bank
Historical Balance Sheet Data

	As of June 30,										September 30,		6/30/05-9/30/09 Annual. Growth Rate
	2005		2006		2007		2008		2009		2009		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$490,533	100.00%	$565,295	100.00%	$608,696	100.00%	$626,445	100.00%	$652,435	100.00%	$615,780	100.00%	5.50%
Loans Receivable (net)	359,320	73.25%	441,659	78.13%	478,140	78.55%	491,686	78.49%	480,089	73.58%	452,461	73.48%	5.57%
Cash and Equivalents	9,212	1.88%	7,892	1.40%	10,916	1.79%	11,003	1.76%	42,388	6.50%	21,138	3.43%	21.58%
Investment Securities	80,138	16.34%	74,198	13.13%	75,987	12.48%	77,666	12.40%	79,867	12.24%	83,216	13.51%	0.89%
FHLB Stock	5,503	1.12%	5,503	0.97%	5,503	0.90%	6,123	0.98%	6,510	1.00%	6,510	1.06%	4.03%
Fixed Assets	14,496	2.96%	14,750	2.61%	15,258	2.51%	15,530	2.48%	15,413	2.36%	15,096	2.45%	0.96%
Other Real Estate Owned	3,997	0.81%	1,794	0.32%	2,087	0.34%	1,524	0.24%	2,990	0.46%	12,182	1.98%	29.98%
Mortgage Servicing Rights	723	0.15%	704	0.12%	572	0.09%	652	0.10%	875	0.13%	962	0.16%	6.95%
BOLI	12,592	2.57%	14,307	2.53%	14,919	2.45%	15,537	2.48%	16,217	2.49%	16,393	2.66%	6.40%
Other Assets	4,552	0.93%	4,489	0.79%	5,315	0.87%	6,724	1.07%	8,086	1.24%	7,822	1.27%	13.59%
Deposits	$356,154	72.61%	$399,084	70.60%	$443,354	72.84%	$389,949	62.25%	$471,713	72.30%	$425,453	69.09%	4.27%
FHLB Advances, Other Borrowed Funds	72,800	14.84%	99,943	17.68%	96,665	15.88%	165,165	26.37%	129,500	19.85%	136,900	22.23%	16.02%
Other Liabilities	7,708	1.57%	10,043	1.78%	8,157	1.34%	8,969	1.43%	8,308	1.27%	9,270	1.51%	4.44%
Equity	$53,871	10.98%	$56,224	9.95%	$60,520	9.94%	$62,362	9.95%	$42,914	6.58%	$44,157	7.17%	-4.57%
Loans/Deposits		100.89%		110.67%		107.85%		126.09%		101.78%		106.35%	
Offices Open	15		17		20		20		16		16		

(1) Ratios are as a percent of ending assets.
Source: Audited and unaudited financial statements; RP Financial calculations.

30, 2007. Since June 30, 2005, consumer loans, including home equity loans, increased from 9.2% to 15.8% of total loans. Total commercial loans (real estate and non-real estate) decreased from 39.8% to 31.3% of total loans from fiscal 2005 to September 30, 2009. Multi-family residential loans also decreased from fiscal 2005 to September 30, 2009 from 17.4% to 11.1% of total loans.

The residential mortgage loan portfolio consists of both fixed and adjustable rate loans as the Bank attempts to generally sell longer term fixed rate loans into the secondary market, or alternatively, securitizes small pools of fixed rate loans into Freddie Mac issued mortgage-backed securities ("MBS") which are then held in the investment portfolio. The majority of the Bank's 1-4 family residential mortgage loans conform to standards set by Freddie Mac. Anchor typically retains servicing on loans that are sold into the secondary market. The mortgage servicing rights ("MSRs"), which are capitalized, totaled $962,000 as of September 30, 2009, reflecting a portfolio of loans serviced for others of $157.8 million as of that date. In addition, Anchor sold $8.0 million in commercial real estate loan participations during fiscal 2008.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Anchor's overall credit and interest rate risk objectives. The ratio of cash, equivalents and investments to assets has remained relatively constant as a percent of assets since the end of fiscal 2005 as the loan portfolio has. As of September 30, 2009, the Bank's portfolio of cash and cash equivalents totaled $21.1 million, equal to 3.4% of assets, with these funds utilized for daily operations and cash flow needs. The investment securities portfolio, which includes MBS, U.S. government agency obligations and municipal bonds has remained at approximately $75 to $80 million since 2005.

At September 30, 2009, investment securities include MBS held as available for sale ("AFS"), $62.2 million, and held-to-maturity ("HTM") $11.6 million (see Exhibit I-4 for the investment portfolio composition). All MBS are backed by fixed rate loans originated by Anchor and then pooled into Freddie Mac MBS. High quality short-to-intermediate term U.S. agency securities (with effective durations of less than 10 years) comprise another segment of the investment portfolio, totaling $5.2 million at September 30, 2009. Beyond these investments, the Bank held $4.0 million of municipal bonds (essentially all classified as AFS) that provide tax advantaged income, and $6.5 million of FHLB stock. No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans.

Reflecting the level of NPAs, including problem loan credits, the Bank has made significant progress in gaining ownership of these assets through foreclosure. As of September 30, 2009, Anchor held a balance of other real estate owned ("OREO") of $12.2 million, or 2.9% of assets, a sharp increase from historical levels. However, gaining ownership of these properties allows the Bank to dispose of such assets in a manner that is most beneficial to the Bank and its financial condition.

As of September 30, 2009, Anchor held a balance of bank owned life insurance ("BOLI") totaled $16.4 million, which reflects growth since the end of fiscal 2005 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

The Bank's 16 office locations include eight owned offices and eight leased offices. The administrative office in Aberdeen is a 7,410 square foot building with a net book value of approximately $2.6 million at September 30, 2009. There are no retail deposit services at this location. This office, along with investment in the other branch offices (including land, buildings, and furniture, fixtures and equipment), totaled $16.4 million, or 2.66% of assets as of September 30, 2009. This investment in fixed assets reduces the level of interest earning assets on the balance sheet.

Over the past five and one-quarter years, Anchor's funding needs have been supported with both retail and wholesale (brokered) deposits, with an increasing trend of supplemental funding provided by borrowings, and retained earnings. From year end 2004 through September 30, 2009, the Bank's deposits increased at an annual rate of 4.3%, which is net of a decline of $46.3 million, or 9.8% during the three months ended September 30, 2009. This recent decline in deposits was primarily due to the maturity and withdrawal of brokered certificates of deposit ("CDs"), which were not able to be retained due to a condition of the Order; the withdrawal of these funds enabled the overall reduction in assets. Deposits as a percent of assets ranged from a high of 72.8% at year end 2007 to a low of 62.3% at year end 2008. As of September 30, 2009, the Bank's deposits totaled $425.5 million, of which $65.3 million were brokered deposits. The Bank maintains a concentration of deposits in core transaction and savings account deposits, which comprised 20.5% of deposits at September 30, 2009, versus 17.0% of total deposits at year end 2007. The rollout of brokered CDs in the most recent periods facilitated the increase in the concentration of core deposits comprising total deposits since year end 2007.

Over the past five years, Anchor has utilized funding with borrowings to an increasing extent to support asset size, fund lending operations, and to manage funding costs and interest rate risk. Borrowings totaled $136.9 million, or 22.2% of assets, at September 30, 2009, with most of the borrowings having maturities of less than 30 months. The Bank's utilization of borrowings has been generally limited to fixed rate, fixed maturity characteristics and short-term overnight FHLB advances.

The balance of equity increased between fiscal 2005 and 2007 as the Bank recorded profitable operations. The net losses experienced in fiscal 2009 and through September 30, 2009 resulted in a net reduction in equity since year end 2005 at an annual rate of 4.6%. Reflecting this decline in equity, the equity-to-assets ratio declined from 11.0% at year end 2005 to 7.2% at September 30, 2009, as the increase in assets over that same time period also acted to reduce the equity ratio. All of the Bank's equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at September 30, 2009. However, the terms of the Order require the Bank to achieve and maintain a 10% tier 1 capital ratio, which is projected to be achieved by the addition of stock proceeds. The pro forma return on equity ("ROE") is expected to initially decline given the increased equity position.

<u>Income and Expense Trends</u>

Table 1.2 presents the Bank's income and expense trends over the past five and one quarter years. After a history of profitable operations, and recording income through fiscal 2008, the previously discussed severely depressed economic conditions in the Bank's market area resulted in sharp rises in NPAs, leading to the requirement for loan loss provisions in fiscal 2009. For fiscal 2009, Anchor recorded a net loss of $20.3 million, or 3.10% of average assets, while for the 12 months ended September 30, 2009, the net loss was $19.2 million, or 2.95% of average assets. The Bank recorded net income of $0.6 million for the three months ended September 30, 2009, indicating the potential for a return to profitability. Income in 2005 was supported by a $1.3 million gain on the sale of real estate owned ("REO"), while in more recent periods the Bank has experienced losses on the resolution of OREO properties, impairment of investment securities and sales of other assets. Net interest income and operating expenses

Table 1.2
Anchor Mutual Savings Bank
Historical Income Statements

	For the Year Ended, June 30, 2005		2006		2007		2008		2009		For the 12 Mths Ended, September 30, 2009	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$29,408	6.17%	$33,710	6.43%	$40,872	6.71%	$40,131	6.64%	$37,050	5.67%	$36,178	5.54%
Interest Expense	(12,341)	-2.59%	(15,574)	-2.97%	(22,203)	-3.64%	(22,665)	-3.75%	(20,748)	-3.18%	(19,994)	-3.06%
Net Interest Income	$17,067	3.58%	$18,136	3.46%	$18,669	3.06%	$17,466	2.89%	$16,302	2.50%	$16,184	2.48%
Provision for Loan Losses	(615)	-0.13%	(546)	-0.10%	(720)	-0.12%	(3,545)	-0.59%	(20,263)	-3.10%	(20,379)	-3.12%
Net Interest Income after Provisions	$16,452	3.45%	$17,590	3.35%	$17,949	2.95%	$13,921	2.30%	($3,961)	-0.61%	($4,195)	-0.64%
Noninterest Income	$3,780	0.79%	$5,235	1.00%	$5,813	0.95%	$6,152	1.02%	$5,969	0.91%	$5,845	0.90%
Operating Expense	(15,329)	-3.21%	(17,258)	-3.29%	(18,277)	-3.00%	(18,828)	-3.11%	(23,496)	-3.60%	(22,593)	-3.46%
Net Operating Income	$4,903	1.03%	$5,567	1.06%	$5,485	0.90%	$1,245	0.21%	($21,488)	-3.29%	($20,943)	-3.21%
Gain(Loss) on Sale of REO	$1,255	0.26%	$0	0.00%	$0	0.00%	($72)	-0.01%	($322)	-0.05%	($253)	-0.04%
Gain(Loss) on Sale of Loans	(27)	-0.01%	(68)	-0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other Than Temp Impairment FNMA	0	0.00%	0	0.00%	0	0.00%	(365)	-0.06%	(635)	-0.10%	0	0.00%
Gain(Loss) on Sale of Investments	38	0.01%	(46)	-0.01%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Gain(Loss) on Sale of Other Assets	(8)	0.00%	0	0.00%	(102)	-0.02%	(24)	0.00%	(731)	-0.11%	(783)	-0.12%
Total Non-Operating Income/(Expense)	1,258	0.26%	(114)	-0.02%	(102)	-0.02%	(461)	-0.08%	(1,688)	-0.26%	($1,036)	-0.16%
Net Income Before Tax	$6,161	1.29%	$5,453	1.04%	$5,383	0.88%	$784	0.13%	($23,176)	-3.55%	($21,979)	-3.37%
Income Tax Provision (Benefit)	(1,822)	-0.38%	(1,573)	-0.30%	(1,544)	-0.25%	2	0.00%	2,923	0.45%	2,742	0.42%
Net Income (Loss)	$4,339	0.91%	$3,880	0.74%	$3,839	0.63%	$786	0.13%	($20,253)	-3.10%	($19,237)	-2.95%
Adjusted Earnings												
Net Income	$4,339	0.91%	$3,880	0.74%	$3,839	0.63%	$786	0.13%	($20,253)	-3.10%	($19,237)	-2.95%
Add(Deduct): Net Gain/(Loss) on Sale	(1,258)	-0.26%	114	0.02%	102	0.02%	461	0.08%	1,688	0.26%	1,036	0.16%
Tax Effect (2)	372	0.08%	(33)	-0.01%	(29)	0.00%	1	0.00%	(213)	-0.03%	(129)	-0.02%
Adjusted Earnings	$3,453	0.72%	$3,961	0.76%	$3,912	0.64%	$1,248	0.21%	($18,778)	-2.87%	($18,330)	-2.81%
Expense Coverage Ratio (3)	111.3%		105.1%		102.1%		92.8%		69.4%		71.6%	
Efficiency Ratio (4)	73.5%		73.8%		74.7%		79.7%		105.5%		102.6%	
Effective Tax Rate (Benefit) (5)	-29.6%		28.8%		-28.7%		0.3%		-12.6%		-12.5%	

(1) Ratios are as a percent of average assets
(2) Utilizes effective tax rate for the period.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains)
(5) Based on reported financial statements

Source: Audited & unaudited financial statements & RP Financial calculations represent the primary components of the Bank's income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. In addition to a higher level of loan loss provisions due to recent asset quality issues, an additional reason for lower profitability has been a downward trending net interest income ratio.

The Bank's net interest income to average assets ratio declined from 3.58% during 2005 to 2.50% during 2009 and then further decreased to 2.48% for the 12 months ended September 30, 2009. While the ratio is supported by the higher yield loan portfolio (which has a significant balance of higher yielding construction, commercial and consumer loans), the ratio is reduced by the higher level of non-accruing loans, which reduce the level of interest income recognized. The decline in the net interest income ratio since fiscal 2005 reflected the higher cost of funding with an increasing level of borrowings over the 2005-2008 time period, the use of brokered deposits in recent periods which are more costly than retail deposits, and the unfavorable yield curve in 2006 and 2007, which narrowed the yield-cost spread. The Bank's interest rate spreads and yields and costs for the past three years are set forth in Exhibits I-3 and I-5.

Non-interest operating income ("other income") increased notably in 2006 as the Bank changed the various deposit, loan and other banking services fee structures to reflect the competitive environment. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts and loans constituting the primary source of non-interest income for the Bank. Anchor also receives a material level of income from the BOLI investment. Since fiscal 2006, the level of other income has increased at a rate slightly slower than the asset base, and totaled $5.8 million, or 0.90% of average assets for the 12 months ended September 30, 2009.

Operating expenses represent the other major component of the Bank's income statement, ranging from a low of 3.00% of average assets during 2007 to a high of 3.60% of average assets during fiscal 2009. Since 2005, operating expenses have generally increased somewhat faster than assets, and totaled $22.6 million, or 3.46% of average assets for the 12 months ended September 30, 2009. The increase in the dollar amount of operating expenses since 2005 reflects the overall increase in the asset and liability base, including the opening of new offices and expansion of the various operating departments of the Bank, such as the loan department. The trailing twelve month expense level through September 30, 2009 reflects the expense savings of the branch closings and other efforts as such expenses are lower than the comparable period ending June 30, 2009. The Bank's level of operating expenses is indicative of the higher staffing needs associated with the branch office network, and the recent costs of addressing problem asset issues. Likewise, the higher staffing needs associated with generating and servicing transaction and saving account deposits, which comprise a relatively high percentage of the Bank's deposit composition, have also been a factor. Upward pressure will be placed on the Bank's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The decreasing trend in the net interest income ratio since fiscal 2005 has caused the expense coverage ratio (net interest income divided by operating expenses) to gradually decline such that the ratio was 71.6% for the last 12 months compared to 111.3% for fiscal 2005. The relatively strong other income has partially mitigated this decline in the expense coverage ratio. Similarly, Anchor's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 102.6% during the 12 months ended September 30, 2009 was less favorable than the 73.5% efficiency ratio maintained for fiscal 2005. Going forward, the Bank believes the efficiency ratio should improve with continued efforts to control operating expenses and reinvestment of the offering proceeds.

As noted earlier, loan loss provisions increased in the most recent periods, reflecting the asset quality issues of the Bank. In fiscal 2008, Anchor began to be impacted by the general slowdown of the housing market and the increase in foreclosure activities, in particular related to the construction/land lending program. During fiscal 2009, the Bank incurred a provision of $20.3 million primarily in relation to the construction loan/land portfolio and a rise in delinquencies and problem assets. Similarly, the provision was $20.4 million for the 12 months ended September 30, 2009. Anchor maintained allowance for loan losses of $21.0 million, equal to 65.69% of non-accruing loans, 37.07% of non-performing assets, and 4.63% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two and one-half years.

Non-operating items have had a modest impact on the Bank's income statement in recent years and have consisted primarily of losses on the resolution of OREO, the impairment of an investment security, and losses on the sale of other assets.

The Bank's tax situation has been impacted by the varying levels of income recorded over the past five and one quarter years, and by the investment in BOLI and municipal bonds. For fiscal years 2005 through 2007, Anchor recorded a tax liability of approximately 29% of pre-tax net income, while for fiscal 2008, the effective tax rate was 0.3% due to the above mentioned factors and the loan loss provisions booked. For the most recent periods, Anchor has recorded a tax benefit due to the losses incurred. As of September 30, 2009, Anchor recorded a federal income tax receivable of $3.8 million, representing a refund on previous taxes paid. In addition, the Bank maintained a net deferred tax asset of $5.8 million as of September 30, 2009, with most of this balance consisting of the tax benefit of net operating losses incurred in the most recent year. However, a valuation allowance equal to $5.4 million has been established against this asset, reflecting the uncertainty as to the timing of the use of this asset. The Bank's marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the shorter-term and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of 2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceeded the yields earned on longer-term Treasury bonds. Anchor primarily measures its interest rate risk exposure by modeling the potential changes to its net interest income ("NII") for a twelve month period under rising and falling interest rate scenarios as well as by assessing the impact to its net portfolio value ("NPV"). As of September 30, 2009 the Net Portfolio Value ("NPV") analysis, which measures interest rate risk over the longer term by estimating the market value of assets net of the market value of liabilities pursuant to a given change in interest rates, indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 26.8% decline in the Bank's NPV (see Exhibit I-7). Alternatively, projected net interest income is projected to increase by a modest 2.2% over the first year assuming a positive 200 basis point instantaneous and permanent reduction in interest rate levels.

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market or securitization when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of September 30, 2009, of the Bank's total loans due after September 30, 2010, ARM loans comprised 19.9% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 41.5% of the Bank's deposits at September 30, 2009. In addition, the Bank structures certain borrowings with maturities that match fund portions of the loan portfolio. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

The Bank's loan portfolio reflects a relatively diversified lending program, with notable balances of construction/land, commercial real estate/multi-family, 1-4 family residential, consumer and commercial business loans. While 1-4 family residential lending has been a business strategy since the founding of Anchor in 1907, the Bank has been active in construction/land and commercial real estate/multi-family lending for many years. Originations of home equity loans have also increased substantially in recent years. Details of the Bank's loan portfolio composition are shown in Exhibit I-9, while Exhibit I-10 provides details of the Bank's loan portfolio by contractual maturity date.

Commercial Real Estate/Multi-Family Lending

The largest segment of the loan portfolio consists of commercial real estate/multi-family loans, which are attractive credits given the higher yields, larger balances, shorter duration and prospective relationship potential of these types of loans. As of September 30, 2009, commercial real estate/multi-family loans totaled $179.9 million, or 38.0% of the total loan portfolio. Of that amount, $29.9 million, or 16.6%, was identified as owner-occupied commercial real estate, and the remainder, $150.0 million or 83.3%, was secured by income producing, or non-owner occupied property. As of the same date, $141.0 million, or 78.4% of the commercial real estate loan portfolio carried fixed rate terms. These loans are generally priced at a higher rate of interest, have larger balances and involve a greater risk profile than 1-4 residential mortgage loans. Often the payments on commercial real estate loans are dependent on successful operations and management of the property. The Bank will generally require and obtain loan guarantees from financially capable borrowers.

The average loan size of these loan types is approximately $0.8 million, with the Bank's typical customer consisting of small- to mid-sized businesses located in the market area served. Both fixed and adjustable rate mortgage loans are offered, secured by a wide variety of commercial properties located primarily across the Puget Sound region, including hotels, office space, warehouses, retail centers and office buildings. The variable rate loans are originated with rates that generally adjust after an initial period of three to 10 years, with amortization periods of up to 30 years. These loans are usually indexed to a Federal Home Loan Bank borrowing rate plus an acceptable margin. Fixed rate commercial real estate loans are also originated with terms to maturity up to 10 years with up to 30 year amortization periods. Commercial real estate loans are originated at loan-to-value ratios ("LTV") generally not above 80% and financial statements are required to be submitted annually. A minimum debt service coverage ratio of 1.2 times is generally required, and In addition, personal guarantees are obtained from the primary borrowers on most credits.

Construction/Land Loans

The Bank has originated residential and, to a lesser extent, commercial construction/land loans, with such loans totaling $80.1 million, or 16.9% of loans outstanding, at September 30, 2009. Anchor has substantially reduced origination activities in this area given the recent depressed economic conditions, the decline in construction activity, and the resultant rise in problem construction/development loans. These types of loans shorten the average duration of the loan portfolio and also support asset yields. The Bank has made loans to individuals for the construction of their own residences (pre-sold properties), which are typically structured as construction/permanent loans. Anchor has also in the past originated loans to speculative homebuilders for the construction of single-family residences and residential development projects (speculative properties), although this lending activity has ceased. The current emphasis in on originating custom construction loans to individual borrowers in an attempt to reduce future credit risk in the overall construction loan portfolio. The maximum loan-to-value ratio on pre-sold loans is generally up to 90% of the appraised value or the sales price. Construction loans on pre-sold properties usually have terms of up to 12 months. Essentially all of the construction loans have rates based on the prime rate of interest, with interest only payments during the construction phase.

While the Bank has originated construction loans in most areas of the market area served by branch offices, a substantial portion of the construction loan portfolio is secured by properties located in the Portland, Oregon metropolitan statistical area. This lending operation was most active prior to 2008, and the loans were obtained through a loan broker relationship. Due to a downturn in the housing market and weaknesses with the builders, delinquencies and problem loans in this portfolio have increased substantially in recent months, and Portland, Oregon-located construction loans currently make up a majority of non-performing assets ("NPAs"). The workout period and amount of losses that may be incurred in this portion of the loan portfolio is uncertain, but represents a significant weakness in the Bank's loan portfolio and asset quality situation.

Anchor has also originated construction loans on commercial properties, including loans for multi-family, retail space, warehouses and office buildings. These loans generally convert to permanent financing upon completion of construction. The maximum LTV for these loans is usually 80% of the appraised value. Land development loans are also originated to contractors and developers for holding land for future development. These loans are generally limited to LTV's of 75%, with two year terms at a fixed rate of interest.

Commercial Business Lending

Another segment of the commercial lending activities of Anchor include loans on non-real estate commercial business assets such as business lines of credit, term loans and letters of credit. The Bank originates commercial business loans to small- and mid-sized businesses located regionally, including loans to provide working capital and secured by accounts receivable, inventory or property, plant and equipment. As of September 30, 2009, the Bank had $21.0 million of commercial business loans in portfolio, equal to 4.4% of total loans. These loans usually have shorter terms and higher interest rates than real estate loans, and are usually variable-rate, indexed to the prime rate of interest plus a margin. Loan terms generally vary from one to seven years. Loan-to-value ratios for these types of loans are generally limited to 80%. The typical business loan customer is similar to the loan customers for commercial real estate loans.

Residential Real Estate Lending

Anchor has historically engaged in the origination of first mortgage loans secured by traditional 1-4 family residential owner-occupied property, with such loans both retained in portfolio and selectively sold into the secondary market, generally on a servicing retained basis. Past originations and portfolio balances of adjustable rate residential loans have been modest due to customer preferences and competitive factors. As of September 30, 2009, residential mortgage loans equaled $109.0 million, or 23.1% of total loans, with adjustable rate loans totaling $18.9 million, or 17.4% of total residential first mortgage loans.

Anchor offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, primarily Freddie Mac, with most of the 1-4 family mortgage loans secured by residences in the local markets surrounding the branch office locations. ARM loans offered by the Bank have initial repricing terms of three, five or seven years. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of 15 to 40 years, and loan pricing is established by using Freddie Mac secondary market pricing. Residential loans are generated through Bank's in-house lending staff. As a result of past loan sales, the Bank maintained a balance of loans serviced for others of $157.8 million as of September 30, 2009. In accordance with Freddie Mac loan underwriting guidelines, most of the Bank's 1-4 family loans are originated with LTV ratios of up to 80%, with private mortgage insurance ("PMI") being required for loans in excess of an 80% LTV ratio.

Home Equity/2nd Mortgage Loans

Anchor has been active in home equity lending, with the focus of such lending conducted in the geographic footprint served by the branches. The Bank originates home equity loans, consisting of loans with adjustable rates tied to the prime rate of interest with terms of up to 20 years and maximum combined LTV ratios of up to 100%, including any underlying first mortgage. 2nd mortgage loans are typically fixed rate, amortizing loans with terms of up to 20 years. Historically the Bank has priced these loans competitively in the local market area. Total 2nd mortgage/home equity loans equaled $48.5 million, or 10.2% of the loan portfolio, as of September 30, 2009.

Consumer Lending

As a full-service community bank, Anchor also originates a variety of consumer loans, including loans secured by automobiles, recreational vehicles, boats, credit cards and personal loans. As of September 30, 2009, consumer loans totaled $26.1 million, or 5.5% of total loans. The Bank offers such loans since they tend to have shorter maturities and higher interest rates than mortgage loans. These loans are underwritten and originated by in-house personnel with rates and terms set by the Bank's internal loan policies and competitive factors.

Automobile loans totaled $12.6 million at September 30, 2009 and are extended for up to seven years with fixed rates of interest. Effective management of the higher credit risk of such lending is achieved through proper underwriting policies and procedures. The remaining portion of the consumer loan portfolio includes smaller balances of recreational vehicle loans, personal loans, boat loans, and other miscellaneous loans. The Bank intends to continue offering these types of loans as a service to retail customers.

Exhibit I-11 provides a summary of the Bank's lending activities over the past three fiscal years and for the three months ended September 30, 2009. Lending volumes have fluctuated over this time period, with total loans originated reaching a high of $176.8 million during the 12 months ended June 30, 2008, decreasing to $144.9 million during fiscal 2009. For the 12 months ended September 30, 2009, loan originations totaled $133.2 million. Within these loan categories, construction/land and 1-4 family residential originations totaled $78.8 million, or 59.2% of total originations for the most recent 12 month period. Home equity loans comprised 7.3% of originations. Loan purchases have been modest since 2007, and consisted primarily of commercial real estate/multifamily loans. Loan sales, consisting of 1-4 family fixed rate loans and certain commercial real estate participation loans, totaled $33.9 million for fiscal 2009 and $48.7 million for the most recent 12 month period, consisting solely of 1-4 family fixed rate residential loans.

Asset Quality

Anchor's diversified lending operations include originations of construction/land, commercial real estate/multi-family, commercial business and consumer loans, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Recently, the Bank has experienced a decline in asset quality, particularly in the construction/land loan portfolio. The ratio of non-performing assets ("NPAs"), inclusive of accruing loans past due 90 days or more, real estate owned ("REO") and repossessed assets, increased notably for fiscal 2008 and as of September 30, 2009 totaled $56.5 million, or 9.2% of assets at September 30, 2009. As of that date, as shown in Exhibit I-12, non-performing assets included $31.9 million of non-accruing loans (85% of which were construction/land loans), and $12.4 million of loans greater than 90 days delinquent and still accruing (95% of which were construction/land loans). A majority of these NPAs were construction/land loans secured by properties in the Portland metropolitan statistical area.

To track the Bank's asset quality and the adequacy of valuation allowances, Anchor has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30, 2009, the Bank maintained valuation allowances of $21.0 million, equal to 4.63% of net loans receivable and 65.69% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank's IBL, although over the past five years borrowed funds have steadily increased as the Bank has relied on borrowed funds to a greater extent to fund asset growth objectives. At September 30, 2009 deposits equaled $425.5 million, or 76% of total deposits and borrowings, down from 83% at June 30, 2005. Exhibit I-13 sets forth the Bank's deposit composition for the past three and one quarter years and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit ("CD") portfolio at September 30, 2009. CDs constitute the largest portion of the Bank's deposit base. In 2009, money market accounts increased as a proportion of total deposits as efforts were made to bring such funds into portfolio at attractive rates. Subsequent to June 30, 2009, the rate paid on these accounts was lowered and a notable portion of such funds were withdrawn by September 30, 2009. In addition, due to the requirements of the Order, wholesale funds such as brokered deposits are not being renewed, resulting in a decline in total certificates for the three months ended September 30, 2009.

Transaction and savings account deposits equaled $176.8 million, or 41.5% of total deposits, at September 30, 2009, versus $132.6 million, or 29.9% of total deposits, at June 30, 2007. The balance of the Bank's deposits consists of CDs, with Anchor's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of September 30, 2009, the CD portfolio totaled $249.4 million, or 58.6% of total deposits, and 67.2% of the CDs were scheduled to mature in one year or less. As of September 30, 2009, jumbo CDs (balances exceeding $100,000) amounted to $128.5 million, or 51.6% of total CDs. The Bank maintained approximately $65.3 million of brokered CDs as of September 30, 2009. As noted above, the balances of CDs in recent years has been affected by offering rates, which increases the attractiveness of those deposits relative to lower yielding transaction and savings account deposits.

Borrowings have served as an alternative funding source for the Bank to facilitate asset growth, management of funding costs and interest rate risk. Anchor maintained $136.9 million of FHLB advances at September 30, 2009 with a weighted average rate of 4.06%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates primarily through 2010. Exhibit I-15 provides further detail of the Bank's borrowings activities during the past three years.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA

Summary of Market Area

Anchor conducts operations out of the administrative office, 16 branch offices and one loan production office in Western Washington. The main office is located in Aberdeen, in Grays Harbor County, Washington. Aberdeen is located approximately 110 miles southwest of Seattle and 145 miles northwest of Portland, Oregon. The branches extend to Mason County to the northeast, Thurston and Pierce Counties to the east, and Lewis County and Clark County to the southeast. Exhibit II-1 provides details regarding the Bank's investment in office facilities.

The market environment in the areas served by Anchor's branches is highly diverse. Throughout much of the Bank's history, Anchor's operations were centered in Aberdeen and Grays Harbor County. Grays Harbor County is a relatively rural market along the central Washington coast where the traditional industries were logging and fishing. The relatively small size of the market (in population) coupled with limited growth and a relatively volatile economy based on natural resources led Anchor to expand into the lower Puget Sound region, including the Tacoma-Bellevue area and eventually into the Portland-Vancouver metropolitan area.

The Pacific Northwest region has long experienced a relatively steady economy, not experiencing boom and bust time periods as has been common in other areas of the country. The regional economy is driven by the Puget Sound area which has had a historical dependence on the aerospace industry and has had periods of strong growth and alternatively, reductions in activity. Through 2007, growth rates had been steady and long-term growth trends were favorable as the market area continued to maintain a highly educated and motivated workforce, and the Puget Sound region of Western Washington remained a desirable place to live. However, in the most recent periods, the Puget Sound region has experienced the national issues related to home value declines, foreclosure rates, or other real estate related problems that are prevalent across most of the country.

Future growth opportunities for Anchor depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of Anchor's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy has experienced a severe downturn in the most recent 12-18 months, as the fallout of the housing crisis has caused the wider economy to falter, with most significant indicators of economic activity declining by substantial amounts. The overall economic recession has been the worst since the great depression of the 1930s. During the 12 month period ending September 2009, total U.S. employment has decreased by 6.2 million jobs, as consumers have cut back on spending, causing a reduction in the need for many products and services. Total personal wealth has declined notably due to the housing crisis and drop in real estate values. The nation's gross domestic product fell at an annualized rate of 0.7% in the second quarter of 2009, compared to a 6.4% annualized decline in the first quarter of 2009 and 1.5% growth in the year ago first quarter. The economic recession has caused the inflation rate to decrease notably during the first six months of 2009. Inflation totaled 3.85% for all of 2008, and was a negative 0.9% on an annualized basis for the nine months ended September 30, 2009, indicating a deflationary period. The reduction in employment has also led to fears of a prolonged period of economic stagnation, as consumers will be unwilling or unable to increase spending. Offsetting these factors is the significant increase in the personal savings rate, which was 3.0% for the month of August 2009. The unemployment rate increased to 9.8% as of September 2009, the highest level since the early 1980s, and an increase from 6.2% in September 2008. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The Northwest region is not immune to national economic trends as the regional residential and commercial real estate markets have felt the impact of the nationwide recession, with lowered housing prices and an almost complete shutdown of the construction industry. Similar to many areas of the country, the Northwest region residential and commercial real estate markets were to an extent overinflated by the "housing bubble". This factor has materially affected the operations of many financial institutions, who are experiencing increasing levels of problem assets and net losses.

The major stock exchange indices have reflected this downturn in the national economy, reporting significant volatility and a strong downward trend during the 12 months ended March 31, 2009, offset in part by a recovery in stock prices during the 2nd and 3rd quarters of 2009. Stocks remain materially lower than the all-time highs reached in 2007. The overall decline in stock prices has also materially impacted household wealth, which also could impact future economic growth. As an indication of the changes in the nation's stock markets over the last 12 months, as of October 30, 2009, the Dow Jones Industrial Average closed at 9,712.73 an increase of 5.8% from October 30, 2008, while the NASDAQ Composite Index stood at 2,045.11, an increase of 20.4% over the same time period. The Standard & Poors 500 Index totaled 1,036.19 as of October 30, 2009, an increase of 8.6% from October 30, 2008.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures reached historical highs, median home values declined by double digits in most areas of the country, and the housing construction industry has been decimated. These factors have led to substantial losses at many financial institutions, and subsequent failures of institutions. Many analysts continue to express uncertainty as to when the housing market will bottom-out, nationally, and resume an upward trend as far as home values. Commercial lending trends are also showing weakness, particularly in the area of refinancing of existing debt, leading to uncertainty for the coming periods.

Interest Rate Environment

Through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy, both for personal and business spending.

As of December 2008, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. These historically low rates were intended to enable a faster recovery of the housing industry, while at the same time lower business borrowing costs, and such rates have remained in effect through October 30, 2009. The effect of the interest rate decreases since mid-2008 has been most evident in short term rates, which decreased more than longer term rates, increasing the slope of the yield curve. As of October 30, 2009, one- and ten-year U.S. government bonds were yielding 0.37% and 3.41%, respectively, compared to 1.36% and 4.00%, respectively, as of October 30, 2008. This has had a positive impact on the net interest margins of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. However, institutions who originate substantial volumes of prime-based loans have given up some of this pickup in yield as the prime rate declined from 4.00% as of October 30, 2008 to 3.25% as of October 30, 2009. Historical interest rate trends are presented in Exhibit II-2.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 2000 to 2009 and projected through 2014, with additional data shown in Exhibit II-3. Data for the nation and the state of Washington is included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2009 the total population of the market area counties was 1.7 million, approximately 25% of the state population.

The Bank's traditional markets in Grays Harbor County, where the Bank has its highest concentration of branches and amount of deposits, remain rural in character and population and household growth rates have trended below the average size for the state of Washington and below the national average. In view of the small size and limited growth trends of its traditional markets in Grays Harbor County, the Bank expanded into the larger more dynamic markets in the southern Puget Sound area and Clark County, Washington to take advantage of the economic benefits of these more populated areas. These areas have benefited from a number of market and economic factors including the growth of the aerospace and technology-oriented industries, as well as the number of highly educated residents.

Table 2.1
Anchor Bank
Summary Demographic Data

	Year			Annual Growth Rate	
	2000	2009	2014	2000-09	2009-2014
Population (000)					
United States	281,422	309,732	324,063	1.1%	0.9%
Washington	5,894	6,691	7,119	1.4%	1.2%
Grays Harbor County	67	72	74	0.8%	0.5%
Thurston County	207	249	275	2.1%	1.9%
Lewis County	69	76	79	1.1%	1.0%
Pierce County	701	808	865	1.6%	1.4%
Mason County	49	59	64	1.9%	1.7%
Clark County	345	435	485	2.6%	2.2%
Households (000)					
United States	105,480	116,523	122,109	1.1%	0.9%
Washington	2,271	2,584	2,753	1.4%	1.3%
Grays Harbor County	27	28	29	0.6%	0.5%
Thurston County	82	98	108	2.1%	2.0%
Lewis County	26	29	30	1.0%	1.0%
Pierce County	261	301	323	1.6%	1.4%
Mason County	19	23	25	2.0%	1.8%
Clark County	127	158	176	2.5%	2.1%
Median Household Income ($)					
United States	$42,164	$54,719	$56,938	2.9%	0.8%
Washington	45,770	60,852	63,758	3.2%	0.9%
Grays Harbor County	34,161	43,490	46,405	2.7%	1.3%
Thurston County	46,877	60,931	63,611	3.0%	0.9%
Lewis County	35,477	45,149	47,664	2.7%	1.1%
Pierce County	45,197	57,926	61,205	2.8%	1.1%
Mason County	39,586	49,324	50,386	2.5%	0.4%
Clark County	48,296	63,693	67,117	3.1%	1.1%
Per Capita Income ($)					
United States	$21,587	$27,277	$28,494	2.6%	0.9%
Washington	22,973	29,418	30,921	2.8%	1.0%
Grays Harbor County	16,799	20,263	21,356	2.1%	1.1%
Thurston County	22,415	27,472	28,386	2.3%	0.7%
Lewis County	17,082	20,450	21,169	2.0%	0.7%
Pierce County	20,948	25,926	26,719	2.4%	0.6%
Mason County	18,056	22,686	23,042	2.6%	0.3%
Clark County	21,448	27,578	28,528	2.8%	0.7%

Table 2.1
Anchor Bank
Summary Demographic Data

2009 HH Net Income Dist. (%)	$0 to $25,000	$25,000-$50,000	$50,000-$100,000	$100,000+	
United States	20.94%	24.45%	35.34%	19.26%	
Washington	16.96%	23.30%	38.39%	21.35%	
Grays Harbor County	27.33%	29.68%	35.00%	7.99%	
Thurston County	15.71%	24.80%	41.15%	18.35%	
Lewis County	25.10%	30.44%	36.52%	7.95%	
Pierce County	16.68%	24.99%	40.36%	17.97%	
Mason County	21.15%	29.61%	39.16%	10.08%	
Clark County	13.77%	21.63%	41.71%	22.89%	
2009 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	20.2%	27.3%	28.4%	15.1%	9.1%
Washington	19.7%	27.7%	29.0%	15.4%	8.3%
Grays Harbor County	18.3%	24.8%	27.2%	18.9%	10.8%
Thurston County	18.7%	27.1%	29.0%	16.8%	8.5%
Lewis County	19.4%	24.6%	26.6%	18.0%	11.4%
Pierce County	20.6%	28.7%	28.7%	14.4%	7.5%
Mason County	16.6%	22.8%	27.7%	20.6%	12.3%
Clark County	22.5%	27.1%	28.8%	14.8%	6.9%

Source: SNL Financial, LC.

The relatively small size and rural character of Grays Harbor County is displayed in Table 2.1. Grays Harbor County population was equal to 72,000 as of 2009, which reflects a 0.8% annual rate of growth since the beginning of the decade, while total households were estimated to equal 28,000, which reflects a 0.6% annual growth rate over the corresponding time frame. By comparison, Anchor's southern Puget Sound markets are urban in character with a combined population estimated at 1.2 million as of 2009. Farther south from the other markets is Clark County, where Anchor opened a branch to take advantage of the thriving economy and growth of the Portland-Vancouver MSA. Clark County had a population of 435,000 in 2009 and the highest reported annual growth of the Bank's markets at 2.6% from 2000 to 2009, which exceeds the national and state averages.

Income levels in Grays Harbor County, which are lower than the other market area counties, reflect the rural nature of the market and the relatively heavy reliance on the timber, fishing, and tourism industries for income. Specifically, per capita income equaled $20,263 in Grays Harbor County as of 2009. Per capita income levels ranged from $20,263 in Grays Harbor County to $27,578 in Clark County. Household income distribution patterns provide further support regarding the nature of the Bank's market as approximately 43% of Grays Harbor County households had income levels in excess of $50,000 annually in 2009, while the ratio was 60% for the state of Washington and 55% for the national average. Anchor's markets in the southern Puget Sound region and Clark County have comparatively higher income levels as a result of the abundance of white collar and technical jobs as compared to the blue collar job market which prevails in Grays Harbor County.

Summary of Local Economy

Historically, the economy of Anchor's markets has been based on timber, fishing and other natural resources. Logging and ancillary industries have traditionally provided a substantial portion of earnings with the area's renowned forests providing a large supply of relatively inexpensive and accessible wood. Likewise, Grays Harbor is an excellent natural harbor, which coupled with the area's proximity to fishing grounds in coastal Washington, led to the development of the fisheries industry. While manufacturing remains a major part of the Grays Harbor County economy, over the last several decades, the economy has become somewhat more diversified and in particular, tourism has come to play a much more important role in the Grays Harbor County market. The largest employers in Grays Harbor County are Westport Shipyard, the Community Hospital and the Aberdeen school district.

The Puget Sound region is the largest business center in both the state of Washington and the Pacific Northwest. Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism. The region is well known for the long presence of The Boeing Corporation and Microsoft, two major industry leaders, and for its leadership in technology. The workforce in general is well-educated and strong in technology. Washington State's location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (one in three jobs in Washington is tied to foreign exports). The Washington State ports handle 6% of all U. S. exports and 7% of all U.S. imports, and the top five trading partners with Washington State include Japan, Canada, China, Korea and Ireland. Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

The state government plays a large role in the Thurston County market economy owing to its role as the location of the state capitol, Olympia. In this regard, growth occurring in Thurston County has been facilitated by the centralization of state functions in Olympia since the 1960s. Furthermore, Fort Lewis and McChord Air Force Base have continued to play an important role in the local economy as a result of the large number of military personnel living off base and as a result of a significant number of civilian jobs which have been created.

Lewis County has historically been a resource-based economy, focused in forestry, mining, and agriculture. The county also has a growing tourism and retail trade sector. The county's largest employers include Providence Centralia Hospital (800 employees), Fred Meyer Distribution (400 employees), Wal-Mart (380 employees), and Hampton Affiliates Wood Products (350 employees).

Market Area Employment Sectors

Employment data, presented in Table 2.2 on the next page, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Washington and the six market area counties, comprising approximately 34.5% for the state and an average of 30.7% of total employment for the Bank's market area. The next largest component of the economy of the market area is government, at 20.5%, reflecting the military bases throughout the Bank's market area. Wholesale and retail trade, at 14.3%, was another large component of the market area, reflecting the trade employment in the ports of the Puget Sound region. Government employment was highest in Thurston, Mason and Pierce Counties, reflecting the impact of state government, as well as the military bases previously mentioned, with such employment related to the presence of Boeing. Manufacturing employment is highest in Grays Harbor County, as the county's largest employers are both manufacturing-related. This data indicates that Bank's market area has a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the entire market area. This diversification provides a level of stability that is a positive factor for financial institutions such as Anchor. Additional information and details regarding employment in the Bank's market area is presented in Exhibit II-4.

Table 2.2
Primary Market Area Employment Sectors
(2007 Percent of Labor Force)

Employment Sectors	State WA	Market Area Counties Grays Hrbr	Thurston	Lewis	Pierce	Mason	Clark	Mkt Area Average
Services	34.5%	27.6%	33.9%	29.2%	33.9%	23.0%	36.3%	**30.7%**
Government	15.4%	19.5%	28.4%	14.6%	22.1%	25.4%	13.1%	**20.5%**
Wholesale/Ret. Trade	14.1%	14.3%	13.8%	15.4%	14.3%	13.7%	14.2%	**14.3%**
Manufacturing	7.9%	12.8%	2.6%	5.8%	3.3%	9.6%	7.9%	**7.0%**
Construction	7.1%	6.5%	6.0%	5.8%	8.4%	7.6%	9.5%	**7.3%**
Agriculture	3.1%	6.5%	2.1%	9.2%	0.4%	2.1%	1.3%	**3.6%**
Fin. Ins. Real Estate	8.6%	6.4%	7.2%	5.0%	8.3%	8.1%	9.5%	**7.4%**
Transportation/Utility	3.1%	2.8%	2.1%	5.6%	3.6%	1.9%	3.4%	**3.2%**
Arts, Entertainment	2.2%	1.5%	1.9%	2.0%	1.8%	1.7%	2.3%	**1.9%**
Information	2.9%	0.8%	1.3%	1.0%	1.1%	0.7%	2.0%	**1.2%**
Other	1.1%	1.3%	0.6%	6.4%	2.7%	6.1%	0.3%	**2.9%**
Totals	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	

Source: REIS Datasource.

Unemployment Data and Trends

Table 2.3 provides unemployment data which shows that the unemployment rates in Anchor's markets have increased over the past 12 months, paralleling the unemployment rate for all of the state of Washington, as well as the national aggregate, which also increased. Thurston County reported an unemployment rate lower than the state and national averages, while the unemployment rate for Washington was also somewhat lower than the national unemployment rate. Clark and Grays Harbor Counties reported the highest unemployment rates, although for Grays Harbor County it is possible that some of those counted as unemployed in these areas are able to earn income on a contract or day basis in logging or from other sources.

Table 2.3
Anchor Bank
Market Area Unemployment Trends

Region	September 2008 Unemployment	September 2009 Unemployment
United States	6.2%	9.8%
Washington	5.0%	8.8%
Grays Harbor County	6.8%	11.7%
Thurston County	4.7%	7.1%
Pierce County	5.4%	8.8%
Mason County	6.2%	9.4%
Lewis County	7.1%	12.0%
Clark County	6.4%	12.7%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

Table 2.4 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 30, 2006 to June 30, 2009. Deposit growth trends are important indicators of a market area's current and future prospect's for growth. The table indicates that overall deposit growth rates in the Bank's market range from a low of 1.6% annually in Mason County over the past three years, compared to 6.4% annually in Pierce County, 3.0% in Thurston County, 2.9% in Grays Harbor County, 2.8% in Clark County and 1.7% in Lewis County. The table includes all of the Bank's deposit office locations as of June 30, 2009, the date of the latest data available. The state of Washington deposits increased at a rate of 4.4% annually, with savings and loan associations declining in overall deposits, although part of this decline was due to a charter conversion by Sterling Savings Bank, of Spokane, to a commercial bank. Future growth will be facilitated by the large size of the market overall, the competitive environment and the ability of the Bank to attract deposits to one of its 16 locations.

As of June 30, 2009, Anchor maintained relatively small deposit market shares in the counties closest to Seattle and Vancouver, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. The Bank's market share ranged from a low of 0.1% in Clark County to 28.6% in Grays Harbor County. Since June 30, 2006, Anchor has recorded an annualized increase in deposits of 6.3%. There were increases of the Bank's deposits in all of the market area counties over the three year period. There are currently six in-store branches at Wal-Mart locations which were opened to pursue various new markets on a test basis, setting the stage for traditional branches in these areas. Future branch expansion goals would include fill-in locations and potential relocation of in-store locations to stand alone locations, however no such definite plans are in place at present.

Table 2.4
Anchor Mutual Savings Bank
Deposit Summary

	As of June 30,						Annualized Deposit Growth Rate 2006-2009 (%)
	2006			2009			
	Deposits ($000)	Market Share	No. of Branches	Deposits ($000)	Market Share	No. of Branches	
Washington	$99,586,000	100.0%	1,871	$113,334,000	100.0%	1,924	4.4%
Commercial Banks	76,640,000	77.0%	1,484	101,060,000	89.2%	1,731	9.7%
Savings Institutions	22,946,000	23.0%	387	12,274,000	10.8%	193	-18.8%
Institution Total							
Anchor Bank	$394,369	2.3%	15	$473,998	2.5%	16	6.3%
Grays Harbor County	$989,521	100.0%	29	$1,078,874	100.0%	29	2.9%
Commercial Banks	458,478	46.3%	16	569,986	52.8%	17	7.5%
Savings Institutions	531,043	53.7%	13	508,888	47.2%	12	-1.4%
Anchor Bank	285,394	28.8%	6	308,488	28.6%	6	2.6%
Thurston County	$2,726,055	100.0%	65	$2,977,816	100.0%	69	3.0%
Commercial Banks	1,986,776	72.9%	44	2,325,693	78.1%	51	5.4%
Savings Institutions	739,279	27.1%	21	652,123	21.9%	18	-4.1%
Anchor Bank	70,682	2.6%	4	89,185	3.0%	4	8.1%
Lewis County	$892,593	100.0%	28	$938,701	100.0%	29	1.7%
Commercial Banks	723,480	81.1%	22	825,337	87.9%	23	4.5%
Savings Institutions	169,113	18.9%	6	113,364	12.1%	6	-12.5%
Anchor Bank	24,401	2.7%	2	29,780	3.2%	2	6.9%
Pierce County	$8,126,385	100.0%	199	$9,781,090	100.0%	207	6.4%
Commercial Banks	6,526,113	80.3%	156	8,903,881	91.0%	180	10.9%
Savings Institutions	1,600,272	19.7%	43	877,209	9.0%	27	-18.2%
Anchor Bank	4,254	0.1%	1	24,862	0.3%	2	80.1%
Mason County	$366,180	100.0%	12	$384,129	100.0%	12	1.6%
Commercial Banks	305,967	83.6%	9	334,251	87.0%	10	3.0%
Savings Institutions	60,213	16.4%	3	49,878	13.0%	2	-6.1%
Anchor Bank	5,449	1.5%	1	16,170	4.2%	1	43.7%
Clark County	$3,800,600	100.0%	98	$4,125,636	100.0%	101	2.8%
Commercial Banks	2,333,976	61.4%	70	3,536,939	85.7%	88	14.9%
Savings Institutions	1,466,624	38.6%	28	588,697	14.3%	13	-26.2%
Anchor Bank	4,189	0.1%	1	5,513	0.1%	1	9.6%

Source: FDIC.

As detailed in the data showing competitor deposits (see Table 2.5), significant competitors for the Bank consist of a number of community based institutions similar to the Bank, and several large nationwide and superregional banks, all of which maintain a strong presence in the regional market. This factor, however, allows Anchor to position itself as a community bank, locally owned and managed.

Table 2.5
Anchor Bank
Market Area Counties Deposit Competitors

Location	Name
Grays Harbor County, WA	**Anchor Bank (28.59%)** Bank of the Pacific (28.38%) Timberland Bank (18.57%) Sterling Savings Bank (9.44%)
Thurston County, WA	Heritage Bank (12.43%) Olympia FS & LA (11.92%) KeyBank NA (11.52%) **Anchor Bank (2.99%)**
Lewis County, WA	Security State Bank (28.5%) Sterling Savings Bank (18.47%) West Coast Bank (10.43%) **Anchor Bank (3.17%)**
Mason County, WA	KeyBank NA (25.96%) Heritage Bank (17.76%) Bank of America NA (15.29%) **Anchor Bank (4.21%)**
Pierce County, WA	Columbia State Bank (15.53%) KeyBank NA (14.73%) Bank of America NA (13.3%) **Anchor Bank (0.3%)**
Clark County, WA	JPMorgan Chase (18.12%) First Independent Bank (17.32%) Bank of America, NA (14.24%) **Anchor Bank (0.1%)**

Source: FDIC

<u>Summary</u>

The overall condition of the primary market area can be characterized as positive, with growth potential in areas along the I-5 corridor based on regional population and economic projections. The overall total population base within the Bank's market area provides the potential for additional banking customers. In addition, income levels are relatively high in some areas and growing in line with national averages, indicating an increasing amount of personal wealth for residents. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Anchor having to pay competitive deposit rates, provide high quality service and continue to provide electronic banking capabilities to increase local market share.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Anchor's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Anchor is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Anchor, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies with unusual operating strategies, such as internet banking, those under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 150 savings institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Anchor will be a fully public company upon completion of the offering, we considered only fully public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 14 institutions with characteristics similar to those of Anchor. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- o Screen #1 Washington institutions with assets between $500 million and $1.5 billion and tangible equity/assets ratios greater than 5% (In-state Peers). Three companies met the criteria for Screen #1 and all were included in the Peer Group.
- o Screen #2 California and Midwestern institutions with assets between $500 million and $1.5 billion and tangible equity/assets ratios between 5% and 15% (Regional Peers). 11 companies met the criteria for Screen #2 and all were included in the Peer Group.

Exhibit III-1 provides financial and public market pricing characteristics of all publicly-traded thrifts, while Exhibit III-2 provides financial and public market pricing characteristics of the Peer Group selection screens. Table 3.1 shows the general characteristics of each of the 14 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Anchor, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Anchor's financial condition, income and expense trends, loan composition, credit risk and interest rate risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key comparable characteristics of each of the Peer Group companies relative to Anchor's characteristics is detailed below.

- o MutualFirst Financial, Inc. of IN. The largest Peer Group member, and operating in central Indiana, MutualFirst reported a relatively high loans/assets ratio with lower investment securities on the balance sheet. MutualFirst's reported a greater net loss than the Peer Group as a whole, caused by a goodwill impairment writeoff. Holding considerable investment in 1-4 family residential loans, and modest diversification into consumer lending and commercial real estate/multi-family loans. Asset quality figures were generally more favorable than the Peer Group averages.
- o Bofi Holding, Inc. of CA. Bofi, the second largest Peer Group member, maintains a lower than average loans/assets ratio and a funding composition concentrated in borrowed funds, along with a leveraged equity base. The income statement low operating expenses and minimal levels of non-interest income. Assets included a large percentage of investments, including MBS, and loan portfolio diversification into commercial real estate/multifamily loans with little 1-4 family loans. Asset quality ratios were more favorable than the Peer Group overall.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
October 30, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,384	21	12-31	12/99	6.25	44
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,302	1	06-30	03/05	8.34	67
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,298	1	12-31	10/07	5.92	119
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,177	33	06-30	04/92	10.75	43
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,095	21	12-31	07/98	4.73	51
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,054	15	12-31	06/94	5.72	24
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,002	19	12-31	02/98	10.14	36
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	920	18	03-31	10/97	3.21	35
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	912	17	06-30	12/92	2.25	18
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	894	9	12-31	08/02	4.75	20
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	820	16	09-30	09/93	21.53	56
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	675	22	09-30	01/98	4.57	32
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	604	4	12-31	07/06	7.50	61
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	547	12	09-30	11/06	4.03	22

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma).

Source: SNL Financial, LC.

Date of Last Update: 10/30/09

o First Financial NW, Inc. of WA. First Financial is a recently fully-converted Washington thrift that maintained the highest equity/assets ratio of all Peer Group members, and low use of borrowings. First Financial's profitability for the most recent 12 months was affected by a lower level of net interest income and high levels of loan loss provisions. Profitability is supported by a low level of core operating expenses, offset by low non-interest income. The loan portfolio is diversified into construction and commercial real estate/multi-family loans. Asset quality ratios were less favorable than the Peer Group averages, although loan chargeoffs were lower.

o HF Financial Corp. of SD. HF Financial is a 33 office thrift operating the upper Midwest. Operating with a balance sheet composition similar to the Peer Group on average, HF Financial had a much lower equity ratio than the Peer Group average. Profitability was the highest of all Peer Group members, supported by low levels of loan loss provisions, and strong non-interest income. Lending diversification into commercial business loans was the highest of all Peer Group companies resulting in a higher than average risk-weighted assets-to-assets ratio. HF Financial also maintained a relatively large loan servicing portfolio. Asset quality ratios were more favorable than the Peer Group averages.

o CFS Bancorp, Inc. of IN. CFS operates with a balance sheet composition similar to the Peer Group on average, and has experienced asset shrinkage over the past 12 months. The net loss reported for the most recent 12 months was due to elevated levels of loan loss provisions and a moderately high operating expense ratio. Lending diversification into commercial real estate loans was among the highest of all Peer Group companies resulting in a higher than average risk-weighted assets-to-assets ratio. Asset quality ratios were less favorable than the Peer Group averages.

o HMN Financial, Inc. of MN. HMN, with a branch office network of 15 branches, maintains a strong loans/assets ratio and relies less on borrowings to fund operations. Reporting a decline in assets during the most recent 12 months, HMN had a tangible equity position in line with the Peer Group average. A relatively high let loss was recorded due to a high level of loan loss provisions. The loan portfolio was concentrated into commercial real estate/multifamily loans and commercial business loans. Asset quality ratios were less favorable than the Peer Group overall.

o HopFed Bancorp, Inc. of KY. HopFed, operating a branch office network of 19 branches in rural Kentucky, maintains a high investments/assets ratio and has a similar funding base as the Peer Group on average. Reporting modest profitability over the last 12 month period, with net income supported by lower levels of loan loss provisions and lower operating expenses. The loan portfolio was concentrated into commercial real estate/multifamily loans and residential loans. Asset quality ratios were more favorable than the Peer Group overall.

o Riverview Bancorp, Inc. of WA. Riverview reported a high level of loans/assets and a average level of deposit funding, along with the highest level of intangible assets of all Peer Group members. Riverview's net operating loss was more favorable than the Peer Group average, with income provided by a high net interest income ratio higher non-interest income. Riverview reported the second lowest investment in 1-4 family mortgage loans, with loans concentrated in construction and commercial real estate/multi-family loans, resulting in a high risk-weighted assets-to-assets ratio.

Riverview's asset quality ratios on balance were somewhat less favorable than the Peer Group averages.

o PVF Capital Corp. Of OH. PVF, operating from 17 offices in northern Ohio, reported a high level of loans/assets and a somewhat lower level of borrowings to fund operations. PVF's equity base was the lowest of all Peer Group members. Reporting the second highest net loss of all Peer Group members, PVF experienced a high level of loan loss provisions and high operating expenses. PVF reported loans concentrated in construction and commercial real estate/multi-family loans, along with investment in 1-4 family loans. Asset quality ratios on balance were much less favorable than the Peer Group averages.

o First PacTrust Bancorp, Inc. of CA. First PacTrust reported the highest loans/assets ratio of the Peer Group and its funding mix was in line with Peer Group averages. First PacTrust's modest profitability was due to somewhat higher levels of loan loss provisions, offset by loan than average operating expenses. First PacTrust's lending operations were concentrated in residential lending, with some diversification into commercial real estate/multi-family loans. Asset quality ratios were only somewhat less favorable than Peer Group averages.

o Meta Financial Group of IA. The fourth smallest Peer Group member, Meta reported a high level of investment in cash and investment securities and below average use of borrowings. Net income was more favorable than the Peer Group average, due in part to a stronger net interest income ratio and non-interest income. These advantages were offset by higher than average operating expenses and loan loss provisions. Investment in MBS was higher than Peer averages, with some diversification into commercial real estate/multi-family and commercial business loans. Meta also reported asset quality ratios that were generally more favorable than the Peer Group overall.

o Timberland Bancorp, Inc. of Hoquiam, WA. Timberland maintained an equity/assets ratio above 13% and recorded relatively strong investment in loans receivable, funded to a similar extent with deposits in comparison to the Peer Group. One of four companies to report positive earnings, Timberland's ROA was enhanced through a lower interest expense ratio and higher levels of non-interest income. The loan portfolio showed diversification in construction loans and commercial real estate/multi-family loans. Timberland reported a relatively large loans serviced for others portfolio and mortgage servicing rights asset. Credit quality measures were on balance similar to the Peer Group with a lower level of loan chargeoffs.

o First Clover Leaf Financial Corp. of IL. First Clover, with assets very similar to Anchor, maintained an equity/assets ratio above 13% and recorded investment in loans receivable slightly less than the Peer Group average, and a similar funding base. Reporting profitability above the Peer Group average, due to a goodwill impairment charge. First Clover's ROA was enhanced through a lower operating expense ratio. The loan portfolio showed diversification in commercial real estate/multi-family loans. Credit quality measures were on balance more favorable than the Peer Group with a lower level of loan chargeoffs.

o Citizens Community Bancorp, Inc. of WI. Citizens, the smallest member of the Peer Group, reported assets of $547 million and a similar branch office network size. Citizens recorded investment in loans receivable higher than the Peer Group average, and more reliance on borrowed funds. Reporting profitability in line with the Peer Group average, Citizens' ROA was enhanced through a low level of loan loss provisions and low operating expenses. The loan portfolio showed diversification in consumer loans. Credit quality measures were on balance more favorable than the Peer Group with a lower level of loan chargeoffs.

In aggregate, the Peer Group companies maintained a lower level of equity as the industry average (9.81% of assets versus 10.84% for all public companies), recorded a higher level of losses as a percent of average assets (-0.71% ROAA versus -0.34% for all public companies), and reported a less favorable ROE (-6.40% ROE versus -1.34% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Fully-Conv. Publicly-Traded	Peer Group
Financial Characteristics (Medians)		
Assets ($Mil)	$2,891	$977
Market capitalization ($Mil)	$301	$45
Equity/assets (%)	10.84%	9.81%
Return on average assets (%)	(0.34)%	(0.71)%
Return on average equity (%)	(1.34)%	(6.40)%
Pricing Ratios (Medians)(1)		
Price/earnings (x)	17.39x	16.27x
Price/book (%)	68.36%	54.59%
Price/assets (%)	7.65%	4.68%

(1) Based on market prices as of October 30, 2009.

Ideally, the Peer Group companies would be comparable to Anchor in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Anchor, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Anchor and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's ratios reflect balances as of September 30, 2009, while the Peer Group's figures are as of June 30, 2009 unless indicated otherwise. Anchor's equity-to-assets ratio of 7.2% was lower than the Peer Group's average net worth ratio of 9.8%. The Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2009

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Sub. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Anchor Mutual SB, Aberdeen WA																				
June 30, 2009	3.4	14.6	2.7	73.5	69.1	22.2	0.0	7.2	0.0	7.2	-1.36	16.96	-7.98	7.22	-13.94	-24.13	-24.13	6.68	6.68	10.46
All Public Companies																				
Average	4.6	20.2	1.3	69.3	69.4	17.5	0.5	11.3	0.9	10.4	7.90	12.60	6.23	12.38	-4.60	1.41	2.26	10.12	10.00	16.21
Medians	3.6	19.0	1.4	70.9	71.1	15.7	0.0	10.1	0.1	9.1	5.06	7.42	3.67	8.03	-4.89	-0.84	-0.90	9.10	9.00	13.74
State of WA																				
Averages	4.8	9.8	0.8	78.3	66.8	20.1	0.5	11.8	1.2	10.6	2.15	17.99	-1.36	6.55	3.93	-9.17	-8.33	10.55	10.55	14.95
Medians	4.8	9.6	0.2	79.0	68.1	16.6	0.0	11.6	1.0	9.8	2.10	21.99	-1.96	5.44	-6.89	-2.76	-3.67	9.50	9.50	16.20
Comparable Group																				
Averages	3.2	17.9	1.3	72.3	71.4	16.8	0.8	9.8	0.6	9.2	11.98	30.07	6.91	16.29	9.13	0.22	0.73	9.06	9.06	13.26
Medians	1.9	13.9	1.4	77.0	71.9	15.1	0.4	9.6	0.4	8.9	7.50	18.58	2.00	12.42	6.88	-2.76	-3.67	8.76	8.76	12.91
Comparable Group																				
BOFI Bofi Holding, Inc. Of CA	0.6	49.2	0.4	47.5	49.8	42.5	0.4	6.8	0.0	6.8	9.04	18.58	-2.02	13.64	4.50	7.05	7.05	6.98	6.98	15.64
CITZ CFS Bancorp, Inc of Munster IN	1.9	22.9	3.3	67.2	75.9	12.1	0.0	10.5	0.0	10.5	-0.73	-12.63	2.72	-2.04	16.95	-7.47	-6.57	9.53	9.53	13.21
CZWI Citizens Comm Bncorp Inc of WI	5.1	12.3	0.0	77.7	66.9	22.1	0.0	10.2	1.2	9.0	19.97	12.18	20.11	35.89	7.39	-20.17	-22.43	7.90	7.90	8.50
FCLF First Clover Leaf Fin Cp of IL	8.9	16.7	0.0	69.3	71.6	13.8	0.6	13.3	2.2	11.1	39.19	73.45	30.42	45.91	76.85	-5.50	-9.50	9.40	9.40	13.53
FFNW First Fin NW, Inc of Renton WA	4.3	13.9	0.2	79.0	68.1	11.5	0.0	19.6	0.0	19.6	8.52	22.45	6.76	15.69	36.27	-19.17	-15.34	13.82	13.82	22.70
FPTB First PacTrust Bancorp of CA	1.4	5.9	2.0	87.5	70.3	18.5	0.0	10.7	0.0	10.7	8.36	NM	1.28	11.21	-4.89	18.03	18.03	9.07	9.07	12.74
HFFC HF Financial Corp. of SD	1.6	20.0	1.2	72.9	71.2	18.1	2.4	5.8	0.4	5.4	6.64	-1.37	9.04	6.84	6.37	6.97	7.55	8.45	8.45	11.05
HMNF HMN Financial, Inc. of MN	1.5	13.6	0.0	79.9	76.9	12.6	0.0	9.5	0.0	9.5	-2.09	9.30	-6.44	-2.69	-3.92	4.91	4.91	8.38	8.38	11.53
HFBC HopFed Bancorp, Inc. of KY	2.0	29.4	0.8	63.6	74.2	16.0	1.0	8.0	0.6	7.3	21.11	74.43	6.92	19.68	19.86	41.34	49.05	8.29	8.29	13.75
CASH Meta Financial Group of IA	1.9	35.8	1.6	49.1	80.8	10.4	1.3	5.4	0.3	5.1	4.83	15.12	-4.89	21.68	-45.86	-10.71	-12.15	6.80	6.80	11.70
MFSF MutualFirst Fin. Inc. of IN	1.5	9.8	3.1	79.5	72.3	16.7	0.4	9.4	0.5	8.9	41.92	63.68	38.90	47.59	18.17	NM	NM	9.89	9.89	13.08
PVFC PVF Capital Corp. of Solon OH	2.3	13.9	2.5	76.2	79.5	9.5	2.2	5.4	0.0	5.4	5.17	56.00	-3.71	9.94	-7.47	-28.33	-28.33	6.54	6.54	10.03
RVSB Riverview Bancorp, Inc. of WA	4.8	2.8	1.6	82.6	70.5	16.6	2.5	9.7	2.8	6.9	4.03	42.21	-0.41	3.12	13.02	-2.76	-3.67	9.50	9.50	11.91
TSBK Timberland Bancorp, Inc. of WA	6.5	4.4	2.0	80.8	72.2	14.2	0.0	13.1	1.0	12.2	1.77	17.55	-1.96	1.56	-9.45	18.70	20.86	12.30	12.30	16.20

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

equity-to-assets ratio that will be higher than the Peer Group's ratio. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 7.2% and 9.3%, respectively. The increase in Anchor's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity. Both Anchor's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank's ratios currently exceeding the Peer Group's ratios. On a pro forma basis, the Bank's regulatory surpluses will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both. The Bank's loans-to-assets ratio of 73.5% was above the comparable Peer Group ratio of 72.3%. Comparatively, the Bank's cash and investments-to-assets ratio of 18.0% was below the comparable ratio for the Peer Group of 21.1%. Anchor reported investment in BOLI of 2.7% of assets, more than the 1.3% of assets investment for the Peer Group. Overall, Anchor's earning assets amounted to 94.2% of assets, which was lower than the comparable Peer Group ratio of 94.7%.

Anchor's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 69.1% of assets, which was modestly below the Peer Group's ratio of 71.4%. Comparatively, the Bank maintained a higher level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 22.2% and 17.6% for Anchor and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.3% and 89.0%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will continue to be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 103.2% and 106.4%, respectively. The additional capital realized from stock proceeds should serve to provide Anchor with an IEA/IBL ratio that continues to exceed the Peer Group ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Anchor's growth rates are based on annual growth rates for the fifteen months ended September 30, 2009, while the Peer Group's growth rates are based on the 12 months ended June 30, 2009. Anchor recorded asset shrinkage of 1.4%, which was lower than the Peer Group's asset growth rate of 12.0%. The modest decline in assets for Anchor was caused by the runoff of deposits. The asset growth for the Peer Group resulted in a 6.9% increase in loans, and a 30.1% increase in cash and investments. Anchor reported deposit growth of 7.22% over the time period examined, compared to a 16.3% growth rate for the Peer Group. The Peer Group's borrowings increased at a rate of 9.1% over the period examined, while Anchor's borrowings declined at an annual rate of 13.9%.

Reflecting the recent net losses, the Bank's equity decreased at a 24.1% annual rate, versus a 0.2% increase in equity balances for the Peer Group. The Peer Group's equity reduction was furthered by dividend payments as well as stock repurchases, while the Bank's equity was only affected by the net losses and changes to the other comprehensive income account. The increase in equity realized from stock proceeds will likely depress the Bank's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Bank and the Peer Group, with the income ratios based on earnings for the 12 months ended September 30, 2009 for Anchor and the 12 months ended June 30, 2009 for the Peer Group, unless otherwise indicated. Anchor reported a net loss of 2.95% of average assets for the 12 months ended September 30, 2009, compared to an average net loss of 0.67% of average assets for the Peer Group. A lower level of net interest income, lower non-interest income and higher loan loss provisions largely accounted for the Bank's lower reported results. The Bank's operating expenses were also higher than the Peer Group.

The Bank's lower net interest income ratio was due to a higher level of interest expense, offset in part by higher interest income. Anchor's interest income ratio was supported by loan

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2009

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Anchor Mutual SB, Aberdeen WA																			
June 30, 2009	-2.95	5.54	3.06	2.48	3.12	-0.64	0.00	0.00	0.90	0.90	3.46	0.00	-0.16	0.00	5.75	3.50	2.25	3,848	12.50
All Public Companies																			
Averages	-0.22	5.19	2.35	2.83	0.71	2.12	0.02	-0.04	0.73	0.71	2.62	0.15	-0.31	0.02	5.51	2.70	2.81	5,999	32.03
Medians	0.07	5.20	2.36	2.84	0.35	2.36	0.00	0.00	0.58	0.56	2.64	0.00	-0.08	0.00	5.51	2.71	2.81	5,016	32.10
State of WA																			
Averages	-1.09	5.65	2.48	3.16	1.67	1.50	0.04	-0.04	0.81	0.81	2.49	0.25	-1.06	0.00	6.04	2.89	3.16	6,802	22.68
Medians	-0.34	5.63	2.80	3.00	1.49	1.52	0.03	-0.07	1.06	1.00	3.15	0.03	-0.33	0.00	6.06	3.00	3.07	4,066	16.58
Comparable Group Average																			
Averages	-0.67	5.46	2.43	3.03	1.51	1.52	0.03	-0.08	1.35	1.30	3.15	0.39	-0.15	0.00	5.82	2.76	3.05	6,362	33.78
Medians	-0.50	5.51	2.51	3.06	1.53	2.14	0.00	-0.01	0.83	0.86	3.05	0.02	-0.10	0.00	5.79	2.81	3.01	4,060	33.79
Comparable Group																			
BOFI Bofi Holding, Inc. Of CA	0.58	6.34	3.37	2.96	0.39	2.58	0.00	-0.02	-0.02	-0.04	1.02	0.00	-0.48	0.00	6.47	3.64	2.84	22,846	38.77
CITZ CFS Bancorp, Inc of Munster IN	-0.78	4.90	1.65	3.26	1.78	1.48	0.05	0.00	0.82	0.87	3.25	0.11	-0.32	0.00	5.30	1.87	3.43	3,400	44.50
CZWI Citizens Comm Bncorp Inc of WI	-0.66	6.05	2.99	3.05	0.23	2.82	0.06	0.00	0.38	0.44	2.73	0.07	-1.51	0.00	6.32	3.47	2.85	3,550	41.60
FCLF First Clover Leaf Fin Cp of IL	-1.10	4.88	2.28	2.60	0.19	2.41	-0.01	-0.02	0.18	0.15	1.61	1.74	0.04	0.00	5.17	2.71	2.46	7,740	NM
FFNW First Fin NW, Inc of Renton WA	-2.32	5.36	2.82	2.53	2.31	0.22	0.02	0.00	0.04	0.06	1.53	1.14	-0.11	0.00	5.55	3.71	1.84	12,727	9.32
FPTB First PacTrust Bancorp of CA	-0.21	5.47	2.45	3.02	2.00	1.02	0.00	-0.01	0.28	0.28	1.59	0.00	-0.09	0.00	5.73	2.75	2.97	8,848	57.05
HFFC HF Financial Corp. of SD	0.68	5.27	2.20	3.07	0.15	2.92	0.20	0.00	0.73	0.93	2.96	0.00	0.16	0.00	5.58	2.43	3.15	3,643	31.66
HMNF HMN Financial, Inc. of MN	-1.94	5.67	2.58	3.09	3.98	-0.88	0.00	-0.38	1.25	0.88	3.27	0.00	0.19	0.00	5.91	2.87	3.04	5,165	37.05
HFBC HopFed Bancorp, Inc. of KY	0.46	5.53	2.88	2.65	0.38	2.28	0.00	0.00	0.84	0.84	2.46	0.09	0.13	0.00	5.85	3.14	2.71	4,394	26.90
CASH Meta Financial Group of IA	-0.31	4.53	1.21	3.32	2.58	0.74	0.09	-0.03	9.31	9.37	10.60	0.00	-0.04	0.00	5.14	1.31	3.83	2,080	29.73
MFSF MutualFirst Fin. Inc. of IN	-1.42	5.69	2.56	3.13	0.68	2.45	0.00	0.00	1.23	1.23	3.16	2.27	-0.22	0.00	6.28	2.86	3.42	3,444	32.21
PVFC PVF Capital Corp. of Solon OH	-2.24	5.20	3.05	2.15	3.49	-1.33	0.00	-0.55	1.39	0.84	3.46	0.00	0.63	0.00	5.57	3.39	2.18	5,012	33.79
RVSB Riverview Bancorp, Inc. of WA	-0.34	5.63	1.89	3.74	1.73	2.01	0.01	-0.07	1.06	1.00	3.15	0.01	-0.33	0.00	6.18	2.12	4.06	3,726	40.17
TSBK Timberland Bancorp, Inc. of WA	0.20	5.91	2.08	3.83	1.33	2.50	0.00	-0.08	1.40	1.32	3.36	0.03	-0.15	0.00	6.36	2.39	3.97	2,493	16.42

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

diversification that provided for a similar overall yield earned on interest-earning assets (5.75% versus 5.82% for the Peer Group). The Bank's higher interest expense ratio was due to a higher cost of funds (3.50% versus 2.76% for the Peer Group), which was evidence of the Bank's less favorable funding composition in terms of maintaining a higher concentration of borrowed funds and notable balances of brokered certificates of deposit relative to the Peer Group's measures. Overall, Anchor and the Peer Group reported net interest income to average assets ratios of 2.48% and 3.03%, respectively.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 3.46% and 3.15%, respectively. In connection with the Bank's higher operating expense ratio, Anchor maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled \$3.8 million for the Bank, versus a comparable measure of \$6.4 million for the Peer Group. The Bank's comparatively larger employee base relative to its asset size was viewed to be in part attributable to the Bank's branch office network and the diversified lending operations which requires more staffing to maintain. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Anchor's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings were less favorable than the Peer Group's, based on respective expense coverage ratios of 0.72x for Anchor and 0.96x for the Peer Group. A ratio less than 1.00x indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a smaller contribution to the Bank's earnings compared to the Peer Group. Non-interest operating income equaled 0.90% and 1.30% of Anchor's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Anchor's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 102.4% was less favorable than the Peer Group's efficiency ratio of 72.8%.

Loan loss provisions had a larger impact on the Bank's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 3.12% and 1.51% of average assets, respectively. The impact of loan loss provisions on the Bank's and the Peer Group's earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

For the 12 months ended September 30, 2009, the Bank reported net non-operating losses equal to 0.16% of average assets, while the Peer Group reported, on average, 0.15% of average assets of net non-operating losses. Expenses for the Bank reflect the minor level of losses on the sale of loans in the most recent 12 months, while the Peer Group has also had minimal levels of non-operating items. Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

Reporting a net loss, on average, the Peer Group reported an average effective tax rate (benefit) of 33.8%, while Anchor also reported an effective tax benefit of 12.5%. As indicated in the prospectus, the Bank's effective marginal tax rate is assumed to equal 34.0% when calculating the after tax return on conversion proceeds.

<u>Loan Composition</u>

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions (including the investment in MBS). The Bank's loan portfolio composition

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2009

Institution	Portfolio Composition as a Percent Assets								
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Anchor Mutual SB, Aberdeen WA	11.99	25.58	13.00	29.21	3.40	4.23	74.76	157,780	962
All Public Companies									
Averages	13.15	35.40	6.04	21.64	4.70	2.38	66.93	659,127	6,204
Medians	11.53	34.71	4.31	19.55	3.45	0.63	67.31	40,230	159
State of WA									
Averages	6.99	28.45	17.14	30.19	2.97	0.97	83.24	141,172	982
Medians	3.33	22.55	16.69	30.30	2.21	1.10	83.17	138,020	641
Comparable Group Average									
Averages	12.45	28.67	9.65	23.87	6.67	4.54	75.23	249,734	1,904
Medians	9.13	24.12	6.89	26.68	5.43	1.10	78.17	50,700	593
Comparable Group									
BOFI Bofi Holding, Inc. Of CA	43.65	15.17	0.01	26.90	1.83	3.97	46.73	0	0
CITZ CFS Bancorp, Inc of Munster IN	11.53	25.04	6.08	30.77	6.54	0.07	79.22	22,590	0
CZWI Citizens Comm Bncorp Inc of WI	11.23	42.31	0.00	0.03	0.00	35.49	94.37	0	0
FCLF First Clover Leaf Fin Cp of IL	3.99	24.60	7.69	27.02	9.95	0.70	70.55	64,850	691
FFNW First Fin NW, Inc of Renton WA	12.03	38.49	16.69	25.47	0.02	0.03	63.75	18,720	641
FPTB First PacTrust Bancorp of CA	4.29	77.81	1.92	8.14	0.07	0.21	77.11	0	0
HFFC HF Financial Corp. of SD	16.96	16.34	4.44	26.45	21.90	4.38	82.51	1,077,320	11,768
HMNF HMN Financial, Inc. of MN	6.09	18.97	18.03	22.19	21.18	0.66	80.71	440,480	1,140
HFBC HopFed Bancorp, Inc. of KY	13.77	23.64	9.64	23.57	5.37	2.09	65.18	36,550	0
CASH Meta Financial Group of IA	33.12	8.28	3.36	28.81	7.37	2.43	65.43	27,410	80
MFSF MutualFirst Fin. Inc. of IN	6.87	46.09	4.30	13.05	5.49	11.60	83.13	445,590	3,328
PVFC PVF Capital Corp. of Solon OH	7.04	29.68	12.52	32.18	3.46	0.07	74.83	993,590	6,098
RVSB Riverview Bancorp, Inc. of WA	0.45	12.41	24.01	39.25	7.96	0.32	86.52	130,940	545
TSBK Timberland Bancorp, Inc. of WA	3.33	22.55	26.40	30.30	2.21	1.50	83.17	238,240	2,366

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

reflected a lower concentration of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (37.6% of assets versus 41.1% for the Peer Group). The Peer Group reported higher ratios of both MBS and 1-4 family loans than the Bank. Loans serviced for others equaled 25.6% of both the Bank's and the Peer Group's assets, thereby indicating a similar influence of loan servicing income on the Bank's and Peer Group's earnings. Anchor maintained a relatively lower balance of servicing intangibles.

Diversification into higher risk and higher yielding types of lending was greater for the Bank in comparison to the Peer Group companies on average, as Anchor reported total loans other than 1-4 family and MBS of 49.8% of assets, versus 44.7% for the Peer Group. Commercial real estate/multi-family and construction/land loans represented the most significant area of lending diversification for the Bank (a total of 29.2% of assets), followed by construction/land loans (13.0% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (23.9% of assets), followed by construction/land loans (9.6% of assets) and commercial business loans (6.7% of assets). The relative concentration of assets in loans and diversification into higher risk types of loans translated into similar risk weighted assets-to-assets ratios for the Bank (74.76%) and the Peer Group (75.23%).

Credit Risk

Overall, based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be somewhat more significant than the Peer Group's. As shown in Table 3.5, the Bank's non-performing assets/assets and non-performing loans/loans ratios equaled 9.18% and 7.05%, respectively, versus comparable measures of 4.35% and 4.94% for the Peer Group. The Bank's and Peer Group's loss reserves as a percent of total NPAs equaled 37.07% and 39.99%, respectively. Loss reserves maintained as percent of net loans receivable equaled 4.63% for the Bank, versus 1.90% for the Peer Group. Net loan charge-offs were similar for both, based on ratios of 1.44% and 1.53% of net loans receivable, respectively.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Anchor's interest rate risk characteristics were considered to be similar to the Peer Group. The Bank's equity-to-assets and IEA/IBL ratios were somewhat lower than the Peer Group, thereby implying a

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2009 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Anchor Mutual SB, Aberdeen WA	1.98	9.18	7.05	4.63	65.69	37.07	6,512	1.44
All Public Companies								
Averages	0.38	2.56	2.77	1.31	85.56	65.26	1,452	0.66
Medians	0.14	1.57	1.93	1.15	57.81	46.30	315	0.17
State of WA								
Averages	0.97	6.54	6.77	2.24	36.47	28.79	749	0.43
Medians	0.99	5.60	5.28	2.23	36.86	29.39	673	0.43
Comparable Group Average								
Averages	0.63	4.35	4.94	1.90	58.46	39.99	2,465	1.53
Medians	0.39	3.71	4.50	1.91	45.13	35.03	1,047	0.55
Comparable Group								
BOFI Bofi Holding, Inc. Of CA	0.43	1.01	0.46	0.76	167.39	36.00	1,102	0.70
CITZ CFS Bancorp, Inc of Munster IN	0.67	5.57	7.04	1.99	28.23	24.51	1,251	0.67
CZWI Citizens Comm Bncorp Inc of WI	0.00	0.91	NA	0.40	NA	34.06	164	0.16
FCLF First Clover Leaf Fin Cp of IL	0.18	2.30	3.00	1.02	33.88	30.96	185	0.18
FFNW First Fin NW, Inc of Renton WA	0.00	11.05	12.88	3.07	23.81	22.63	100	0.04
FPTB First PacTrust Bancorp of CA	0.91	5.57	5.23	1.83	35.05	29.32	8,445	4.35
HFFC HF Financial Corp. of SD	0.09	1.07	1.08	0.98	90.29	67.45	548	0.26
HMNF HMN Financial, Inc. of MN	1.59	7.54	7.23	2.93	40.54	31.97	5,395	2.43
HFBC HopFed Bancorp, Inc. of KY	0.09	0.91	1.27	1.15	90.57	81.35	220	0.14
CASH Meta Financial Group of IA	0.31	2.41	4.18	2.22	53.02	46.30	8,376	7.92
MFSF MutualFirst Fin. Inc. of IN	0.34	2.41	2.47	1.46	59.19	49.05	992	0.36
PVFC PVF Capital Corp. of Solon OH	1.27	9.00	9.60	4.33	45.13	38.35	5,570	3.04
RVSB Riverview Bancorp, Inc. of WA	1.74	6.20	5.28	2.28	43.30	31.15	1,548	0.78
TSBK Timberland Bancorp, Inc. of WA	1.17	5.01	4.50	2.23	49.54	36.79	609	0.43

(1) Financial information is for the quarter ending March 31, 2009.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2009 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08
Anchor Mutual SB, Aberdeen WA	7.2	100.2	8.5	-14	-44	-4	-3	1	-27
All Public Companies	10.4	108.0	5.9	1	-5	-3	8	7	5
State of WA	10.6	106.6	7.2	-9	-8	-9	7	-7	-8
Comparable Group Average	9.2	105.2	6.6	1	6	-13	10	8	9
Comparable Group									
BOFI Bofi Holding, Inc. Of CA	6.8	105.1	2.6	80	-19	29	22	68	42
CITZ CFS Bancorp, Inc of Munster IN	10.5	104.5	8.0	10	17	-10	19	11	0
CZWI Citizens Comm Bncorp Inc of WI	9.0	106.8	4.9	23	6	-4	10	5	-0
FCLF First Clover Leaf Fin Cp of IL	11.1	110.1	5.1	-14	-23	28	-12	-0	22
FFNW First Fin NW, Inc of Renton WA	19.6	121.9	2.9	-43	-0	-14	6	-10	-8
FPTB First PacTrust Bancorp of CA	10.7	106.7	5.2	14	30	-5	5	21	40
HFFC HF Financial Corp. of SD	5.4	103.1	5.5	-23	-1	2	-2	19	21
HMNF HMN Financial, Inc. of MN	9.5	106.2	5.0	2	19	-19	11	-13	-18
HFBC HopFed Bancorp, Inc. of KY	7.3	104.1	5.0	2	10	-34	-2	12	27
CASH Meta Financial Group of IA	5.1	93.9	13.2	-80	72	-34	38	-15	39
MFSF MutualFirst Fin. Inc. of IN	8.9	101.7	9.2	-2	-7	-29	50	16	8
PVFC PVF Capital Corp. of Solon OH	5.4	101.5	7.5	36	-3	-42	-32	34	-3
RVSB Riverview Bancorp, Inc. of WA	6.9	100.6	9.8	19	-7	-21	10	-18	-24
TSBK Timberland Bancorp, Inc. of WA	12.2	106.3	8.3	-14	-6	-24	12	-16	-18

NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a higher level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Anchor and the Peer Group. In general, the relative fluctuations in the Bank's net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Anchor was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Anchor's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Anchor's operations and financial condition; (2) monitor Anchor's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Anchor's value, or Anchor's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, equity, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Groups' financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Anchor's and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a similar concentration of loans with a modestly lower degree of diversification into higher risk and higher yielding types of loans. In comparison to the Peer Group, the Bank's interest-earning asset composition provided for a similar yield earned on interest-earning assets and a similar risk weighted assets-to-assets ratio. Anchor's funding composition was also comparable to the Peer Group in terms of the level of deposits, while the Bank reported a higher proportion of borrowings than the comparable Peer Group ratio (which translated into a higher cost of funds for the Bank; the Bank also had a notable level of wholesale funds in the form of brokered deposits). As a percent of assets, Anchor maintained a lower level of interest-earning assets and higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a higher IEA/IBL ratio for the Peer Group compared to the Bank. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio will exceed the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Bank's ratios of OREO and total NPAs as a percent of total NPAs were less favorable than the comparable Peer Group ratios. Loss reserves as a percent loans were higher for Anchor, while loss reserves as a percent of NPAs were similar for both. Net loan charge-offs were much higher for Anchor, while the Bank's risk weighted assets-to-assets ratio was similar to the Peer Group's. The perceived credit risk in Anchor's loan portfolio was higher due to greater diversification into commercial real estate and construction loans. Overall, RP Financial concluded that credit quality was a materially negative factor in our adjustment for financial condition.

- Balance Sheet Liquidity. Anchor operated with a lower level of cash and investment securities relative to the Peer Group (18.0% of assets versus 21.1% for the Peer Group). Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Bank's future borrowing capacity was considered to be lower than the Peer Group's, given the higher level of borrowings currently maintained. Overall, RP Financial concluded that balance sheet liquidity was a neutral factor in our adjustment for financial condition.

- Funding Liabilities. Anchor's interest-bearing funding composition reflected a similar concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for Anchor. In addition, Anchor depended upon a relatively high level of wholesale deposit funds, in the form of brokered CDs to fund operations. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group's ratio, which was attributable to Anchor's lower equity position. Following the stock offering, the increase in the Bank's equity position should provide Anchor with a lower ratio of interest-bearing liabilities than maintained by the Peer Group, although the funding base which includes higher borrowings will remain. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.

- Equity. The Peer Group currently operates with a higher equity-to-assets ratio than the Bank. Following the stock offering, Anchor's pro forma equity position is expected to exceed the Peer Group's equity-to-assets ratio. The increase in the Bank's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's equity ratio will likely result in a lower ROE. On balance, RP Financial concluded that equity strength was a neutral factor in our adjustment for financial condition.

On balance, Anchor's balance sheet strength was modestly less favorable than the Peer Group's and, thus, a slight downward adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. For the 12 months ended September 30, 2009, Anchor reported a net loss of 2.95% of average assets, versus average and median net losses of 0.67% and 0.50% of average assets for the Peer Group. The Bank's level of net losses was largely due to much higher provisions for loan losses, along with lower net interest income, as a key difference between the Bank and the Peer Group is Anchor's higher funding costs, which resulted in a yield/cost spread that was lower than the Peer Group's. The Peer Group recorded a similar level of non-interest operating income (median basis) and a lower level of operating expenses. Non-operating items had a relatively minor impact on the Bank's income statement, similar to the Peer Group. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank's bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company. The Bank's higher level of NPAs, which impacted the income statement in the most recent period through higher loan loss provisions and loss of interest income, will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred. On balance, RP Financial concluded that the Bank's reported earnings were a moderately negative factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. As noted above, Anchor's income statement was not materially impacted by non-operating items, while the elevated level of loan loss provisions was the primary reason for the net losses. The Peer Group reported similar items affecting the income statement, including substantial loan loss provisions and modest levels of net non-operating expense. Both the Bank and Peer Group's recurring income and expense sources included net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest income ratio, a lower yield/cost spread, a higher operating expense ratio and a similar level of non-interest operating income. The Bank's ratios for net interest income and operating expenses translated into an expense coverage ratio that was less favorable than the Peer Group's ratio (equal to 0.72x for the Bank and 0.96x for the Peer Group). Similarly, the Bank's efficiency ratio of 102.4% was less favorable than the Peer Group's efficiency ratio of 72.8%. Total loss provisions had a larger impact on the Bank's income statement, and as noted above, the Bank's higher level of NPAs will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred.

Overall, these measures, as well as the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, which will be somewhat negated by expenses associated with the ESOP and operations as a publicly-traded company, indicate a continued disadvantage for the Bank's pro forma core earnings relative to the Peer Group's core earnings. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank's net interest income ratios. Other measures of interest rate risk, such as equity and IEA/IBL ratios were less favorable for the Bank compared to the Peer Group thereby indicating a higher dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Bank's net interest income ratio through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a much larger factor in the Bank's most recent 12 month earnings stream (3.12% of average assets versus 1.51% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, Anchor maintained a similar concentration of assets in loans, and lending diversification into higher risk types of loans was somewhat more significant for the Bank, while risk weighed assets-to-assets were similar for both. Certain credit quality measures examined were much less favorable for the Bank, in particular the level of OREO and NPAs to total assets. The ratio of loan loss reserves to total loans was higher for Anchor, while reserve coverage ratios were in line with the Peer Group averages. Overall, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. The Bank maintained a less favorable interest rate spread than the Peer Group, which would tend to limit the net interest income ratio going forward. The infusion of stock proceeds will provide Anchor with more significant growth potential through leverage than currently maintained by the Peer Group. The Bank's higher operating expense ratio implies less earnings growth potential and sustainability of earnings during periods when net interest income ratios come under pressure as the result of adverse changes in interest rates. After taking into account the impact of the conversion offering, the Bank's earnings are projected to remain lower than the Peer Group. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Bank's ROE on either a reported or core basis is below the Peer Group's ROE due to the level of net losses recorded. Following the increase in equity that will be realized from the infusion of net stock proceeds into the Bank, Anchor's pro forma ROE on a core earnings basis will continue to be less than the Peer Group's ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Anchor's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a significant downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Anchor's assets decreased at an annual rate of 1.4% during the most recent 15 month period, while the Peer Group's assets increased by 12.0% over the last 12 months. The Bank's essentially stable asset base was due to an intentional runoff of higher cost wholesale deposit funds (brokered deposits), along with a strategy of reducing asset size to assist in attaining compliance with the Order's tier 1 capital requirement of 10%. Asset growth for the Peer Group was sustained by loan growth, as cash and investments declined. On a pro forma basis, the Bank's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. However, due to a desire to resolve asset quality issues prior to pursuing growth, the timing and ability of Anchor to expand the asset base in a cost efficient manner and in a reasonable time period remains uncertain, and on balance, we concluded that no valuation adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local markets served. Anchor serves the western and southern Washington State region through 16 office locations in six counties. One section of the Bank's market area, the more metropolitan areas of the Puget Sound region which includes the cities of Olympia and Tacoma, has exhibited favorable demographic and economic growth trends in recent years, with an economy that has not experienced boom or bust periods as has been common in other areas of the country. These areas provide a larger population base and economy for banking business opportunities. However, the more rural market area of Gray's Harbor County, the Bank's original market area, has a substantially lower population and economic base, and less favorable growth characteristics, which reduces the Bank's overall future prospects. The demographic characteristics of the Bank's market areas have also fostered a highly competitive banking environment, in which the Bank competes against other community banks as well as institutions with a regional or national presence.

The Peer Group companies operate in a mix of suburban and rural markets, with the markets served by the Peer Group companies having comparable or larger populations compared to Grays Harbor County. Three of the 14 Peer Group companies are located in the state of Washington, and two others are located in the western region of the United States. The markets served by the Peer Group companies reflected similar historical population growth and higher per capita income compared to Grays Harbor County. The average and median deposit market shares maintained by the Peer Group companies were below the Bank's market share of deposits in Grays Harbor County. Overall, the degree of competition faced by the Peer Group companies was viewed to be similar to that faced by Anchor, while the growth potential in the markets served by the Peer Group companies was also viewed to be similar, given the Bank's expanded market area beyond Grays Harbor County. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, September 2009 unemployment rates for all but one of the markets served by the Peer Group companies were lower than the comparable unemployment rate for Grays Harbor. On balance, we concluded that no adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Anchor and the Peer Group Companies(1)

	County	Sept. 2009 Unemployment
Anchor - WA	Grays Harbor	11.7%
Peer Group Average		8.4%
MutualFirst Financial, Inc. - IN	Delaware	9.5%
Bofi Holding, Inc. - CA	San Diego	10.2%
First Financial NW, Inc. - WA	King	8.8
HF Financial Corp. - SD	Minnehaha	4.7
CFS Bancorp, Inc. - IN	Lake	9.4
HMN Financial, Inc. – MN	Olmsted	5.5
HopFed Bancorp, Inc. - KY	Christian	12.9
Riverview Bancorp - WA	Clark	8.5
PVF Capital Corp. - OH	Cuyahoga	8.5
First PacTrust Bancorp – CA	San Diego	10.2
Meta Financial Corp. - IA	Buena Vista	5.5
Timberland Bancorp – WA	Gray's Harbor	11.7
First Clover Leaf Fin. Corp. - IL	Madison	6.0
Citizens Community Bancorp - WI	Eau Claire	6.0

(1) Unemployment rates are not seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Ten of the 14 Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.42% to 7.68%. The average dividend yield on the stocks of the Peer Group institutions equaled 3.09% as of October 30, 2009. As of October 30, 2009, approximately 70% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 3.35%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank has not established a definitive dividend policy prior to converting, and the prospectus indicates that Anchor does not intend to pay a dividend for the first three years of post-conversion operations. The Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization, however there is substantial uncertainty of the future operating environment in terms of resolving the Bank's problem assets and a return to recurring profitability. On balance, we concluded that a slight downward adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $18.0 million to $118.6 million as of October 30, 2009, with average and median market values of $45.0 million and $40.0 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.6 million to 20.0 million, with average and median shares outstanding of 7.4 million and 7.0 million, respectively. The Bank's stock offering is expected to have a pro forma market value that will be less than the average and median market values indicated for the Peer Group, and shares outstanding for the Bank will be at the lower end of the range of shares outstanding indicated for Peer Group companies. Like the large majority of the Peer Group companies, the Bank's stock is expected to be quoted on the NASDAQ Global Market following the stock offering. Overall, we anticipate that the Bank's public stock will have a slightly lower trading market as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Anchor (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Washington. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks started 2009 on an upswing for the first two trading days in 2009 which was followed by a one day decline of 245 points in the Dow Jones Industrial Average ("DJIA"). Profit warnings and more evidence of rising unemployment were factors that contributed to the sell-off. Growing concern that the bear market wasn't over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into mid-January. The downturn in stocks continued into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. Following a brief rebound in late-January, more weak economic data pushed stocks lower at the close of January providing for the worst January performance in the DJIA on record.

Stocks traded unevenly in early-February 2009 and then plunged to new bear market lows in mid-February, based on growing fears of a meltdown in the broader global economy. The negative sentiment in stocks generally continued to prevail through the balance of February and into the start of March, as investors around the globe bet on a prolonged recession and a sustained earnings downturn with the DJIA tumbling below 7000 in early-March for the first time in twelve years. With growing concerns of Citigroup becoming nationalized, the DJIA was down by 25% for the year through the first week of March. Stocks rebounded heading in mid-March on rekindled hopes that banks would weather the financial crisis and positive economic data showing a pick up in new home construction in February. The broader stock market advance strengthened in late-March, as stocks soared after the White House unveiled its plan to clean up banks' balance sheets. Strong demand in an auction of seven year Treasury notes helped to push the DJIA into bull market territory in late-March, which was followed by a pullback as the U.S. Government threatened bankruptcy for GM and Chrysler. Overall, the first quarter was the sixth straight losing quarter for the DJIA, although the DJIA was up 7.7% in March.

A positive report on manufacturing activity in March and an easing of mark-to-market accounting rules on troubled assets fueled gains in the broader stock market at the start of the second quarter of 2009. For most of April, there were no sustained trends in the broader stock market as investors evaluated signs of an economic recovery and a mix of positive and negative first quarter earnings reports. Overall, strong earnings from some bellwether companies supported a 7.4% increase in the DJIA for the month of April. Stocks generally trended higher in early-May on some positive economic signs, which included April employment data that showed the pace of layoffs slowed. Mixed economic data and profit taking provided day-to-day fluctuations in the broader stock market through the balance of May, with the DJIA posting a 2.9 % gain for the month. The broader stock market traded in a relatively narrow range during the first half June, which was followed by a pullback in mid-June as hopes for a quick economic recovery faded. The global economy continued to weigh down stocks heading into late-June, with the DJIA moving back into negative territory for 2009. More attractive valuations and gains in the energy sector helped to end the broader market downturn in late-June.

The downward trend in the broader market resumed in-early July 2009, with the DJIA falling to its lowest level in more than two months amid anxiety about second quarter earnings and a June employment report which showed more job losses than expected. Stocks rallied in mid-July on strong second quarter earnings reports, which included better-than-expected earnings posted by some bank bellwethers. The DJIA moved past 9000 going into late-July on more favorable earnings reports and a positive report for new home sales in June. Fueled by a growing belief that the recession was over and favorable unemployment data for July, the DJIA moved to a new high for 2009 in the first week of August. The broader stock market fluctuated in a narrow range through mid-August, reflecting uncertainty over the sustainability of the economic recovery. Better-than-expected economic data for housing and consumer confidence sustained a positive trend in the stock market in late-August, the DJIA moving to new highs for the year.

The broader stock market faltered at the start of September 2009, as investors worried the summer rally would give way to a correction. Encouraging economic data led a rebound in the stock moving into mid-September, which was followed by a pullback on disappointing housing data for August. Stocks spiked higher in late-September on news of some large merger deals. Despite closing lower at the end of September, the Dow Jones Industrial Average ("DJIA") had its best third quarter since 1939 with a 15% for the quarter. Stocks started October with a sell-off, as investors reacted negatively to economic data showing a slow down in manufacturing activity from August to September and more job losses than expected for September. Energy and material stocks led a stock market rally heading into mid-October, as stock markets rallied around the world. Good earnings reports from J.P. Morgan Chase and Intel pushed the DJIA lifted the DJIA above a 10000 close in mid-October. Concerns of a correction and worries above the strength of the economic recovery pulled stocks lower in late-October. On October 30, 2009, the DJIA closed at 9712.73, an increase of 5.8% over the previous 12 months, and the NASDAQ closed at 2045.11, an increase of 20.4% over the same time period.

The market for thrift stocks has been mixed as well in recent quarters, but in general has underperformed the broader stock market. Financial stocks continued to weigh heavily on the performance of the broader stock market during the first quarter of 2009, with the deepening recession extending the financial crisis into 2009. A gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses pressured financial stocks lower at the start of 2009. Bank of America and Citigroup led a downturn in financial stocks going into mid-January, as both companies reported significant fourth quarter losses. Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of the nation's largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. Oversold thrift stocks bounced higher in late-January and then followed the broader stock market lower to close out January. After trading in a narrow range in early-February, financial stocks led the market lower into mid-February. More bad economic data and the lack of detail in the Treasury's rescue plan for financial institutions contributed to the sell-off in financial stocks. Counter to the broader market, thrift stocks rebounded slightly at the end of February, which was followed by a sell-off in financial stocks in early-March on growing fears of Citigroup becoming nationalized and the implications of further credit quality deterioration amid the prolonged recession. Bank and thrift stocks led a rally in the broader market in mid-March, as investors reacted favorably to a Federal Reserve initiative to provide greater support to the mortgage lending and housing markets through the purchase of $750 billion of agency mortgage-backed securities. The rebound in financial stocks accelerated in late-March, with the release of further details of the U.S. Treasury's plan to partner with private investors to purchase troubled assets serving as the catalyst to an explosive one day rally. Following a brief pullback, bank and thrift stocks closed out the first quarter with gains on encouraging signs that bank and thrift stocks may have bottomed out.

Thrift stocks underperformed the broader stock market during the second quarter of 2009, with credit quality concerns continuing to weigh on the sector in the face of declining home prices and rising commercial vacancy rates. Following a neutral start to the second quarter, thrift stocks move higher along with financial stocks in general on Wells Fargo's mid-April announcement that it would book record first quarter earnings. Thrift stocks retreated heading into late-April, as investors reacted negatively to first quarter earnings reports showing credit losses growing at Bank of America and Citigroup. Comments from the Treasury Secretary indicating that the large majority of banks have more capital than they need and a rally in the broader market provided a slight boost to the thrift sector in late-April, which was followed by the thrift sector settling into a narrow trading range during the first half of May. Thrift stocks dipped along with the broader market heading into second half of May, amid concerns about prolonged economic weakness and Standard & Poor's warning that it may downgrade its rating of the United Kingdom. A healthy gain in the May Consumer Confidence Index and a well received auction of seven-year Treasury notes helped thrift stocks to close out May in a positive trend, which continued into the first part of June. Following a couple weeks of stability in the thrift sector, thrift stocks pulled back along with the broader market on economic and currency concerns. Another successful Treasury auction helped thrift stocks to rebound modestly in late-June.

Thrift stocks followed the broader market lower at the start of the third quarter of 2009, as a disappointing June employment report and uncertainty over forthcoming second quarter earnings reports weighed on the sector. Better-than-expected second quarter earnings results posted by some of the large banks fueled a mid-July rally in thrift stocks. Thrift socks traded unevenly heading into late-July, as trading for the sector was impacted by a mix of favorable and disappointing second quarter earnings reports. News that sales of new single-family houses were up in June boosted thrift stocks in late-July, with the upward trend being sustained into early-August on a more optimistic outlook for financial stocks as the economy showed more signs of pulling out of the recession. Thrift stocks pulled back in mid-August on profit taking and worries that earnings improvement may subside for financial stocks in general. Signs that the housing market was improving boosted thrifts stocks heading into late-August, which was followed by a slight pull back for the sector on concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market.

A sell-off in the broader stock market and concerns of more credit losses for thrifts and banks due to erosion in the commercial real estate market pressured thrift stocks lower at the start of September 2009. Thrift stocks rebounded in mid-September on some positive comments regarding the level of loan loss reserves maintained by thrifts generally being in good shape. Concerns about the effects of a possible tightening by the Federal Reserve provided for a modest decline in thrift stocks heading into the close of the third quarter. Some disappointing economic data pushed thrift stocks along with the broader market lower at the beginning of October. Thrift stocks rebounded modestly through mid-October, aided by a rally in the broader stock market and a strong earnings report from J.P. Morgan Chase. Concerns of more loan losses and a disappointing report on September new home sales provided for a modest retreat in thrift prices in late-October. On October 30, 2009, the SNL Index for all publicly-traded thrifts closed at 548.7, a decrease of 16.1% since December 31, 2008.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:

(1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only four conversion offerings have been completed since the beginning of 2009. Two small standard conversion offerings were completed in the first quarter of 2009 and one large standard conversion offering was completed in July 2009. As shown in Table 4.2, the only conversion to be completed in the most recent three month period was Cullman Bancorp, Inc. of Cullman, Alabama, a mutual holding company offering that was completed on October 9, 2009. As such, this offering is not directly comparable to the Bank's planned standard conversion offering. Cullman is a somewhat smaller savings institution that sold a 43% share of the institution to the public. Cullman's offering was well received, as the offering was closed at the top of the super range with gross proceeds totaling $10.8 million resulting in a fully converted pro forma price/tangible book ratio of 53.5% at closing. Cullman currently trades on the OTCBB, and the trading price closed at $10.00, the IPO price as of October 30, 2009. Thus, while Cullman's offering was successful in that the offering closed at the top of the offering range, the post-conversion trading performance continues to indicate a fairly weak market for thrift IPOs.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Anchor's stock price of recently completed and pending acquisitions of other thrift institutions operating in Washington. As shown in Exhibit IV-4, there were five Washington thrift acquisitions completed from the beginning of 2000 through October 30, 2009, and there are currently no acquisitions pending of a Washington savings institution. The recent acquisition activity involving Washington savings institutions may imply a certain degree of acquisition speculation for the

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information: Institution	Conver. Date	Ticker	Pre-Conversion Data – Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information: Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Charitable Found.: Form	% of Offering (%)
Standard Conversions												
NONE												
Second Step Conversions												
NONE												
Mutual Holding Company Conversions												
Cullman Bancorp, Inc.	10/9/09	CULL-OTCBB	$ 212	12.45%	0.74%	89%	$ 10.8	43%	132%	7.6%	C/S	4.7%
Averages - Mutual Holding Company Conversions:			**$ 212**	**12.45%**	**0.74%**	**89%**	**$ 10.8**	**43%**	**132%**	**7.6%**	**NA**	**NA**
Medians - Mutual Holding Company Conversions:			**$ 212**	**12.45%**	**0.74%**	**89%**	**$ 10.8**	**43%**	**132%**	**7.6%**	**NA**	**NA**

Institution	Insider Purchases – % Off Incl. Fdn. – Benefit Plans: ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	Pro Forma Data – Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends – Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 10/30/09 ($)	% Change (%)
Cullman Bancorp, Inc.	8.7%	4.4%	10.9%	23.9%	0.00%	53.5%	76.4x	10.8%	0.2%	15.8%	1.4%	$10.00	$10.10	1.0%	$10.05	0.5%	$10.00	0.0%	$10.00	0.0%
Averages - Mutual Holding Company Conversions:	**8.7%**	**4.4%**	**10.9%**	**23.9%**	**0.00%**	**53.5%**	**76.4x**	**10.8%**	**0.2%**	**15.8%**	**1.4%**	**$10.00**	**$10.10**	**1.0%**	**$10.05**	**0.5%**	**$10.00**	**0.0%**	**$10.00**	**0.0%**
Medians - Mutual Holding Company Conversions:	**8.7%**	**4.4%**	**10.9%**	**23.9%**	**0.00%**	**53.5%**	**76.4x**	**10.8%**	**0.2%**	**15.8%**	**1.4%**	**$10.00**	**$10.10**	**1.0%**	**$10.05**	**0.5%**	**$10.00**	**0.0%**	**$10.00**	**0.0%**

Note: * - Appraisal performed by RP Financial; **BOLD**=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

October 30, 2009

Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence Anchor's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Anchor's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of the Bank's Board of Directors and senior management. The Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted Washington state regulated institution, Anchor will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions.

Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3
Valuation Adjustments
Anchor Bank of Washington and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of October 30, 2009, the pro forma market value of the Bank's full conversion offering equaled $30,000,000 at the midpoint, equal to 3,000,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported a net loss of $19.2 million for the 12 months ended September 30, 2009, with such losses due primarily to the level of loan loss provisions, along with modest

levels of other non-operating expenses. Based on the current asset quality status of the Bank we were unable to determine a core earnings base for valuation purposes, as there is a level of uncertainty as to the future need for loan loss provisions. Thus, we were unable to apply the price/earnings approach in the valuation. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

However, as shown in the Bank's offering prospectus, Anchor reported positive pre-tax net income of $594,000 for the three months ended September 30, 2009, reflecting core profitable operations for this period (such net income included the impact of $366,000 of loan loss provisions). As a secondary analysis, we examined this level of net income for valuation purposes, recognizing that this represents only a single three month period of time and may not be representative of a long term trend. We annualized this level of pre-tax net income and tax affected such income at 34%, the same rate used in our appraisal analysis. This resulted in estimated go-forward net income of $1.6 million, which also compares closely to the Bank's strategic business plan projections for fiscal year 2010 (ended June 30, 2010), submitted as part of the conversion application. Based on this level of net income, the Company's pro forma price/earnings multiple would range from approximately 12x to 16x earnings.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. Based on the $30.0 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios both equaled 41.84% (see Table 4.4 below). In comparison to the average P/B and P/TB ratios for the Peer Group of 54.59% and 59.13%, the Bank's ratios reflected a discount of 23.4% on a P/B basis and a discount of 29.2% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 44.34% and 47.99%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 5.6% and 12.8%, respectively. At the top of the super range, the Bank's P/B and P/TB ratios both equaled 49.02%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 10.2% and 17.1%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflect premiums of 10.6% and 2.2%, respectively. RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Anchor Mutual SB, Aberdeen WA and the Comparables
As of October 30, 2009

	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (X)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Anchor Mutual SB, Aberdeen WA																				
Superrange	$10.00	$39.68	($4.37)	$20.40	NM	49.02	6.08	49.02	NM	$0.00	0.00	0.00	$653	12.40	12.40	8.61	(2.80)	(22.58)	(2.66)	(21.46)
Range Maximum	10.00	34.50	(5.07)	22.03	NM	45.39	5.33	45.39	NM	0.00	0.00	0.00	648	11.73	11.73	8.68	(2.84)	(24.21)	(2.70)	(23.02)
Range Midpoint	10.00	30.00	(5.87)	23.90	NM	41.84	4.66	41.84	NM	0.00	0.00	0.00	643	11.14	11.14	8.74	(2.88)	(25.81)	(2.74)	(24.55)
Range Minimum	10.00	25.50	(6.95)	26.43	NM	37.84	3.99	37.84	NM	0.00	0.00	0.00	639	10.55	10.55	8.80	(2.91)	(27.62)	(2.77)	(26.27)
All Non-MHC Public Companies(7)																				
Averages	9.33	301.19	-0.26	13.53	17.39	68.36	7.65	78.02	17.15	0.26	2.45	37.08	2,891	10.84	9.98	2.79	-0.34	-1.34	-0.17	-0.99
Medians	8.56	46.71	0.27	12.80	13.83	65.93	5.77	72.66	15.13	0.20	2.25	0.00	912	8.92	8.30	1.82	-0.04	0.11	0.22	2.00
All Non-MHC State of WA(7)																				
Averages	6.25	422.72	-0.27	10.06	38.08	54.88	6.80	64.12	29.13	0.16	2.43	0.00	3,152	11.82	10.74	6.54	-1.12	-3.23	-0.42	-2.46
Medians	4.57	35.07	-0.10	10.40	38.08	43.94	4.77	48.21	29.13	0.20	1.17	0.00	920	10.85	9.96	5.60	-0.34	-1.98	-0.12	-1.22
Comparable Group Averages																				
Averages	7.12	44.97	-0.81	12.78	16.27	54.59	4.68	59.13	12.47	0.23	3.09	24.95	977	9.81	9.23	4.35	-0.71	-6.40	-0.61	-5.69
Medians	5.82	39.98	-0.52	11.70	10.18	44.34	3.92	47.99	12.52	0.22	3.69	0.00	961	7.90	7.14	3.71	-0.50	-5.30	-0.25	-3.55
State of WA																				
PFNW First Fin NW, Inc of Renton WA	5.92	118.62	-1.39	12.67	NM	46.72	9.14	46.72	NM	0.34	5.74	NM	1,298	19.56	19.56	11.05	-2.32	-9.97	-2.24	-9.62
RPFG Rainier Pacific Fin Grp of WA	0.42	2.64	-0.53	6.66	NM	6.31	0.32	6.77	NM	0.00	0.00	NM	821	5.10	4.77	4.85	-2.99	NM	-0.39	-6.85
RVSB Riverview Bancorp, Inc. of WA	3.21	35.07	-0.10	8.16	NM	39.34	3.81	55.54	NM	0.00	0.00	NM	920	9.72	7.11	6.20	-0.34	-3.41	-0.12	-1.22
TSBK Timberland Bancorp, Inc. of WA	4.57	32.20	0.21	10.40	38.08	43.94	4.77	48.21	21.76	0.24	5.25	NM	675	13.14	12.30	5.01	0.12	1.01	0.22	1.77
WFSL Washington Federal, Inc. of WA	17.15	1925.05	0.47	12.42	NM	138.08	15.98	163.33	36.49	0.20	1.17	NM	12,043	11.58	9.96	5.60	-0.07	-0.54	0.44	3.62
Comparable Group																				
BOFI Bofi Holding, Inc. Of CA	8.34	67.41	1.28	9.79	10.43	85.19	5.18	85.19	6.52	0.00	0.00	0.00	1,302	6.83	6.83	1.01	0.53	7.74	0.84	12.38
CITZ CFS Bancorp, Inc of Munster IN	4.73	50.96	-0.59	10.72	NM	44.12	4.66	44.12	NM	0.04	0.85	NM	1,095	10.55	10.55	5.57	-0.78	-7.38	-0.57	-5.44
CZWI Citizens Comm Bncorp Inc of WI	4.03	22.07	0.30	10.19	NM	39.55	4.04	45.03	13.43	0.20	4.96	NM	547	10.21	9.08	0.91	-0.66	-5.11	0.33	2.55
FCLF First Clover Leaf Fin Cp of IL	7.50	61.13	-0.78	9.83	NM	76.30	10.12	91.24	NM	0.24	3.20	NM	604	13.27	11.34	2.30	-1.10	-7.11	-1.13	-7.30
PFNW First Fin NW, Inc of Renton WA	5.92	118.62	-1.39	12.67	NM	46.72	9.14	46.72	NM	0.34	5.74	NM	1,298	19.56	19.56	11.05	-2.32	-9.97	-2.24	-9.62
FPTB First PacTrust Bancorp of CA	4.75	20.18	-0.45	18.02	NM	26.36	2.26	26.36	NM	0.20	4.21	NM	894	10.70	10.70	5.57	-0.28	-2.68	-0.22	-2.11
HFFC HF Financial Corp. of SD	10.75	43.47	1.32	16.98	6.64	63.31	3.69	68.21	8.14	0.45	4.19	27.78	1,177	5.84	5.44	1.07	0.57	8.52	0.46	6.94
HMNF HMN Financial, Inc. of MN	5.72	24.28	-5.59	17.94	NM	31.88	2.30	31.88	NM	0.00	0.00	NM	1,054	9.46	9.46	7.54	-2.02	-22.19	-2.15	-23.59
HPBC HopFed Bancorp, Inc. of KY	10.14	36.48	0.81	17.08	9.94	59.37	3.64	66.27	12.52	0.48	4.73	47.06	1,002	7.97	7.37	0.91	0.40	5.22	0.31	4.15
CASH Meta Financial Group of IA	21.53	56.15	-0.90	16.91	NM	127.32	6.85	134.98	NM	0.52	2.42	NM	820	5.38	5.09	2.41	-0.31	-5.48	-0.29	-4.99
MFSF MutualFirst Fin. Inc. of IN	6.25	43.66	-2.53	14.03	NM	44.55	3.15	47.78	NM	0.48	7.68	NM	1,384	9.36	8.92	2.41	-1.49	-16.38	-1.35	-14.80
PVFC PVF Capital Corp. of Solon OH	2.25	17.95	-2.99	6.20	NM	36.29	1.97	36.29	NM	0.00	0.00	NM	912	5.42	5.42	9.00	-2.24	-32.39	-2.66	-38.43
RVSB Riverview Bancorp, Inc. of WA	3.21	35.07	-0.10	8.16	NM	39.34	3.81	55.54	NM	0.00	0.00	NM	920	9.72	7.11	6.20	-0.34	-3.41	-0.12	-1.22
TSBK Timberland Bancorp, Inc. of WA	4.57	32.20	0.21	10.40	38.08	43.94	4.77	48.21	21.76	0.24	5.25	NM	675	13.14	12.30	5.01	0.12	1.01	0.22	1.77

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The informatio provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $30.0 million midpoint of the valuation range, the Bank's value equaled 4.66% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 4.68%, which implies a discount of 0.4% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 3.92%, the Bank's pro forma P/A ratio at the midpoint value reflects a premium of 18.8%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, Cullman Bancorp is the most recent conversion offering completed, although Cullman's offering reflected an MHC offering of a smaller institution. In comparison to Cullman's closing pro forma fully converted P/TB ratio of 53.5%, the Bank's P/TB ratio of 41.8% at the midpoint value reflects an implied discount of 21.8%. At the top of the superrange, the Bank's P/TB ratio of 49.0% reflects an implied discount of 8.4% relative to Cullman's closing fully converted P/TB ratio. Cullman's current P/TB ratio, based on a closing stock price as of October 30, 2009, equaled 53.5%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 30, 2009, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $30,000,000 at the midpoint, equal to 3,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $25,500,000 and a maximum value of $34,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,550,000 at the minimum and 3,450,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $39,675,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,967,500. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Anchor Bank
Map of Branch Office Network

Exhibit I-1 Map of Office Locations



Custom Territories
Clark County
Grays Harbor County
Lewis County
Mason County
Pierce County
Thurston County
Pushpins
Branches
Mason County
Thurston County
Pierce County
Grays Harbor County
Lewis County
Clark County
Pacific Ocean
Seattle
Tacoma
Olympia
Portland
Shelton
Centralia
Chehalis
Aberdeen
Hoquiam
Westport
Cosmopolis
Elma
Lakewood
Puyallup
Vancouver
WASHINGTON
OREGON
0 mi
20
40
60
80

EXHIBIT I-2
Anchor Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3

Anchor Bank
Key Operating Ratios

OTHER DATA:	At September 30, 2009	At June 30, 2009	2008	2007	2006	2005
Number of:						
Real estate loans outstanding.	2,515	2,499	2,398	2,235	2,059	1,763
Deposit accounts.	30,566	31,951	31,613	31,689	28,578	26,649
Full-service offices.	16	16	20	20	17	15

KEY FINANCIAL RATIOS:	At or For the Three Months Ended September 30, (1) 2009	2008	At or For the Year Ended June 30, 2009	2008	2007	2006	2005
Performance Ratios:							
Return on assets (2)	0.09%	(0.07)%	(3.10)%	0.13%	0.63%	0.74%	0.91%
Return on equity (3).	1.28	(0.68)	(34.38)	1.27	6.65	7.27	8.60
Equity to asset ratio (4).	7.11	9.53	9.01	9.90	9.53	10.11	10.53
Interest rate spread (5).	2.50	2.35	2.17	2.48	2.72	3.29	3.47
Net interest margin (6).	2.78	2.84	2.58	2.97	3.26	3.69	3.78
Average interest-earning assets to average interest-bearing liabilities. . .	109.5	114.4	112.5	112.6	113.9	112.8	111.9
Efficiency ratio (7).	83.1	106.7	113.5	81.4	75.1	74.2	69.4
Other operating expenses as a percent of average total assets.	0.7	0.9	3.8	3.1	3.0	3.3	3.2
Capital Ratios:							
Tier I leverage.	6.7	9.8	6.7	10.1	10.1	9.9	10.8
Tier I risk-based.	9.2	12.0	8.9	12.6	12.7	12.1	14.2
Total risk-based.	10.5	12.9	10.1	13.6	13.7	13.1	15.2
Asset Quality Ratios:							
Non-accrual and 90 days or more past due loans as a percent of total loans, net	9.4	6.7	12.1	4.7	0.6	--	0.4
Non-performing assets as a percent of total assets	9.2	5.7	9.7	4.0	0.8	0.3	1.1
Allowance for loan losses as a percent of gross loans receivable.	4.4	1.4	4.9	1.5	1.0	1.0	1.1
Allowance for loan losses as a percent of non-performing loans.	47.3	20.7	40.3	32.0	165.1	73,616.7	291.5
Net charge-offs to average outstanding loans.	0.8	0.1	0.6	0.1	0.1	0.1	0.4

(1) Ratios have been annualized.
(2) Net income (loss) divided by average total assets.
(3) Net income (loss) divided by average equity.
(4) Average equity divided by average total assets.
(5) Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.
(6) Net interest income as a percentage of average interest-earning assets.
(7) The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-4

Anchor Bank
Investment Portfolio Composition

	At September 30, 2009		At June 30, 2009		At June 30, 2008		At June 30, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in Thousands)					
Available for sale:								
Investment securities:								
U.S. Government Agencies obligations....	$ 4,998	$ 5,226	$ 4,998	$ 5,233	$21,167	$21,374	$24,164	$23,602
Municipal bonds......................	3,898	4,001	3,900	3,943	4,453	4,468	4,460	4,402
Mortgage-backed securities:								
Freddie Mac..........................	59,975	62,227	56,820	58,142	37,268	37,427	32,049	31,560
Fannie Mae stock.....................	--	--	--	--	635	635	1,000	890
Total available for sale.................	68,871	71,454	65,718	67,318	63,523	63,904	61,673	60,454
Held to maturity:								
Investment securities:								
Municipal bonds......................	160	160	161	161	166	166	172	172
Mortgage-backed securities:								
Freddie Mac..........................	11,602	12,064	12,388	12,720	13,596	13,370	15,361	14,766
Total held to maturity...................	11,762	12,224	12,549	12,881	13,762	13,536	15,533	14,938
Total investment securities................	$80,633	$83,678	$78,267	$80,199	$77,285	$77,440	$77,206	$75,392

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-5
Anchor Bank
Yields and Costs

	Three Months Ended September 30,						Year Ended June 30,								
	2009			2008			2009			2008			2007		
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
										(Dollars in Thousands)					
Interest-earning assets:															
Loans receivable, net (1)	$483,736	$7,674	6.35%	$516,558	$8,512	6.59%	$520,931	$33,123	6.36%	$493,814	$35,990	7.29%	$481,642	$36,799	7.64%
Mortgage-backed securities	72,109	887	4.92	50,266	695	5.53	55,258	2,898	5.24	48,371	2,617	5.41	46,205	2,492	5.39
Investment securities	9,057	99	4.37	26,602	326	4.90	19,405	966	4.98	28,556	1,405	4.92	29,851	1,502	5.03
Federal Home Loan Bank stock	6,510	--	--	6,648	21	1.26	6,531	21	0.32	5,705	57	1.00	5,503	19	0.35
Cash and due from banks	34,020	24	0.28	9,625	2	0.08	28,655	42	0.15	11,205	62	0.55	9,375	60	0.64
Total interest-earning assets	605,432	8,684	5.74	609,699	9,556	6.27	630,780	37,050	5.87	587,651	40,131	6.83	572,576	40,872	7.14
Noninterest earning assets	47,140			37,380			22,888			35,199			33,201		
Total average assets	$652,572			$647,079			$653,668			$622,850			$605,777		
Interest-bearing liabilities:															
Savings deposits	$ 29,109	56	0.77	$ 30,923	78	1.01	$ 29,940	281	0.94	$ 30,637	310	1.01	$ 33,287	335	1.01
Interest-bearing demand deposits	23,847	35	0.59	15,598	24	0.62	15,905	95	0.60	15,488	96	0.62	16,030	94	0.59
Money market accounts	109,698	589	2.15	61,129	401	2.62	85,914	2,264	2.64	57,889	1,922	3.32	52,929	1,943	3.67
Certificates of deposit	256,985	2,311	3.60	256,477	2,625	4.09	277,571	10,668	3.84	272,709	12,870	4.72	302,355	14,351	4.75
Total deposits	419,639	2,991	2.85	364,127	3,128	3.44	409,330	13,308		376,723	15,198	4.03	404,601	16,723	4.13
Federal Home Loan Bank advances	133,200	1,478	4.44	168,783	2,095	4.96	151,193	7,440	4.92	144,964	7,467	5.15	98,086	5,480	5.59
Total interest-bearing liabilities	552,839	4,469	3.23	532,910	5,223	3.92	560,523	20,748	3.70	521,687	22,665	4.34	502,687	22,203	4.42
Noninterest-bearing liabilities	53,317			52,501			34,243			39,475			45,348		
Total average liabilities	606,156			585,411			594,766			561,162			548,035		
Average equity	46,416			61,668			58,902			61,688			57,742		
Total liabilities and equity	$652,572			$647,079			$653,668			$622,850			$605,777		

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-5 (cont.)
Anchor Bank
Yields and Costs

	Three Months Ended September 30, 2009			Three Months Ended September 30, 2008			Year Ended June 30, 2009			Year Ended June 30, 2008			Year Ended June 30, 2007		
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
										(Dollars in Thousands)					
Net interest income			$4,215			$4,334			$16,302			$17,466			$18,669
Interest rate spread			2.50%			2.35%			2.17%			2.48%			2.72%
Net interest margin			2.78%			2.84%			2.58%			2.97%			3.26%
Ratio of average interest-earning assets to average interest-bearing liabilities			109.5%			114.41%			112.5%			112.6%			113.9%

(1) Average loans receivable includes non-performing loans. Interest income does not include non-accrual loans.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-6
Anchor Bank
Loan Loss Allowance Activity

	Three Months Ended September 30,		Year Ended June 30,				
	2009	2008	2009	2008	2007	2006	2005
			(Dollars in Thousands)				
Allowance at beginning of period.	$24,463	$7,485	$ 7,485	$4,644	$4,417	$4,157	$4,279
Provision for loan losses.	366	250	20,263	3,545	720	546	615
Recoveries:							
Real Estate loans:							
One- to four-family residential.	--	--	3	1	--	--	3
Multi-family residential.	--	--	20	--	--	--	--
Commercial.	--	20	--	112	352	2	33
Construction.	--	--	--	--	---	--	--
Land loans.	--	--	--	--	--	--	--
Total real estate.	--	20	23	113	352	2	36
Consumer:							
Home equity.	--	--	3	1	--	--	--
Credit cards.	7	--	45	--	--	--	--
Automobile.	4	--	33	--	--	--	--
Other.	24	13	--	18	14	11	--
Total consumer.	35	13	81	19	14	11	--
Commercial business.	35	--	--	6	--	--	--
Total recoveries.	--	33	104	138	366	13	36
Charge-offs:							
Real Estate loans:							
One- to four-family residential.	264	483	283	10	--	--	115
Multi-family residential.	--	--	--	--	--	--	--
Commercial.	--	--	--	--	--	104	514
Construction.	3,166	--	2,086	259	617	--	--
Land loans.	--	--	--	--	--	--	--
Total real estate.	3,430	483	2,369	269	617	104	629
Consumer:							
Home equity.	94	54	222	--	--	--	6
Credit cards.	174	57	374	--	--	--	--
Automobile.	--	--	17	--	--	--	--
Other.	212	87	407	568	242	195	132
Total consumer.	480	198	1,020	568	242	195	138
Commercial business.	--	--	--	5	--	--	6
Total charge-offs.	3,910	681	3,389	842	859	299	773
Net charge-offs.	3,875	648	3,285	704	493	286	737
Balance at end of period.	20,954	7,087	24,463	7,485	4,644	4,417	4,157
Allowance for loan losses as a percentage of total loans outstanding at the end of the period.	4.4%	1.4%	4.9%	1.5%	1.0%	1.0%	1.1%
Net charge-offs as a percentage of average total loans outstanding during the period.	0.8%	0.1%	0.6%	0.1%	0.1%	0.1%	0.4%
Allowance for loan losses as a percentage of non-performing loans at end of period.	47.3%	20.7%	40.3%	32.0%	165.1%	73616.7%	291.5%

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-7
Anchor Bank
Interest Rate Risk Analysis

Basis Point Change in Rates (2)	Net Portfolio Value(1)			Net Portfolio as % of Portfolio Value of Assets		Market Value of Assets(6)
	Amount	$ Change (3)	% Change	NPV Ratio (4)	% Change (5)	
	(Dollars in Thousands)					
300	46,009	30,880	(40.16)%	7.80	(4.06)	589,587
200	56,276	20,613	(26.81)	9.24	(2.62)	608,720
100	66,749	10,140	(13.19)	10.62	(1.24)	628,393
--	76,889	--	--	11.86	Base	648,085
(100)	90,547	13,658	17.76	13.50	1.63	670,773
(200)	107,384	30,495	39.66	15.46	3.60	694,527
(300)	126,769	49,880	64.87	17.64	5.78	718,591

(1) The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

(2) We did not include the 300 basis point decrease in rates at September 30, 2009, because such a decrease in rates would not be possible given the interest rate levels on that date.

(3) Represents the increase (decrease) in the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(4) Calculated as the net portfolio value divided by the market value of assets ("net portfolio value ratio").

(5) Calculated as the increase (decrease) in the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

(6) Calculated based on the present value of the discounted cash flows from assets. The market value of assets represents the value of assets under the various interest rate scenarios and reflects the sensitivity of those assets to interest rate changes.

The following table illustrates the change in net interest income that would occur in the event of an immediate change in interest rates, but without giving effect to any steps that might be taken to counter the effect of that change in interest rates.

Basis Point Change in Rates (1)	Net Interest Income		
	Amount	$ Change (2)	% Change
	(Dollars in Thousands)		
300	19,572	753	4.0
200	19,224	405	2.2
100	18,984	165	0.9
Base	18,819	--	--
(100)	18,815	(4)	--
(200)	18,665	(154)	(0.8)

(1) We did not include the 300 basis point decrease in rates at September 30, 2009, because such a decrease in rates would not be possible given the interest rate levels on that date.

(2) Represents the increase (decrease) of the estimated net interest income at the indicated change in interest rates compared to net interest income assuming no change in interest rates.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-8
Anchor Bank
Fixed Rate and Adjustable Rate Loans

	Fixed Rates	Floating or Adjustable Rates	Total
		(In Thousands)	
Real Estate:			
One- to four-family residential	$ 90,092	$18,944	$109,036
Multi-family residential	40,939	10,572	51,511
Commercial	95,395	26,397	121,792
Construction	54	4,980	5,034
Land loans	6,802	452	7,254
Total real estate	233,282	61,345	294,627
Consumer:			
Home equity	20,846	744	21,590
Automobile	12,410	--	12,410
Other	4,002	66	4,068
Total consumer	37,258	810	38,068
Commercial business	7,590	7,003	14,593
Total	$278,130	$69,158	$347,288

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-9
Anchor Bank
Loan Portfolio Composition

	At September 30, 2009		At June 30, 2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in Thousands)					
Real Estate:												
One- to four-family residential	$109,043	23.1%	$114,823	22.9%	$114,695	23.0%	$94,197	19.5%	$ 81,515	18.3%	$ 61,412	16.9%
Multi-family residential	52,395	11.1	52,661	10.5	59,114	11.8	63,117	13.1	65,129	14.6	63,512	17.4
Commercial	127,458	26.9	123,902	24.7	117,439	23.5	127,440	26.4	136,074	30.5	136,349	37.4
Construction	80,051	16.9	106,163	21.2	103,924	20.8	104,802	21.7	91,978	20.6	58,079	15.9
Land loans	8,590	1.8	9,211	1.8	6,957	1.4	12,504	2.6	11,157	2.5	2,423	0.7
Total real estate	377,537	79.8	406,760	81.2	402,129	80.5	402,060	83.3	385,853	86.5	321,775	88.4
Consumer:												
Home equity	48,456	10.2	49,028	9.8	46,790	9.4	32,214	6.7	21,397	4.8	14,880	4.1
Credit cards	8,477	1.8	8,617	1.7	7,989	1.6	7,555	1.6	5,575	1.3	3,351	0.9
Automobile	12,603	2.7	14,016	2.8	18,095	3.6	19,169	4.0	15,624	3.5	11,848	3.3
Other	4,983	1.1	5,142	1.0	5,757	1.2	5,278	1.1	4,313	1.0	3,446	0.9
Total consumer	74,519	15.8	76,803	15.3	78,631	15.7	64,216	13.3	46,909	10.5	33,525	9.2
Commercial business	20,960	4.4	17,172	3.4	18,507	3.7	16,113	3.3	13,202	3.00	8,859	2.4
Total loans	473,016	100.0%	500,735	100.0%	499,267	100.0%	482,389	100.0%	445,964	100.00%	364,159	100.0%
Less:												
Deferred loan fees	1,201		1,315		1,267		1,362		1,841		1,943	
Allowance for loan losses	20,954		24,463		7,485		4,644		4,417		4,157	
Loans receivable, net	$450,861		$474,957		$490,515		$476,383		$439,706		$358,059	

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-10
Anchor Bank
Contractual Maturity By Loan Type

	Within One Year	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
			(In Thousands)			
Real Estate:						
One- to four-family residential	$ 3	$ 5,502	$ 4,587	$ 12,407	$ 86,544	$109,043
Multi-family residential	885	1,916	8,234	20,378	20,982	52,395
Commercial	5,666	18,403	41,211	59,005	3,173	127,458
Construction	75,017	5,034	--	--	--	80,051
Land loans	1,337	2,278	4,523	--	452	8,590
Total real estate	82,908	33,133	58,555	91,790	111,151	377,537
Consumer:						
Home equity	26,866	155	1,200	3,908	16,327	48,456
Credit cards	8,477	--	--	--	--	8,477
Automobile	193	2,513	5,824	2,644	1,429	12,603
Other	916	832	410	575	2,250	4,983
Total consumer	36,452	3,500	7,434	7,127	20,006	74,519
Commercial business	6,368	1,315	2,324	10,730	223	20,960
Total	$125,728	$37,948	$68,313	$109,647	$131,380	$473,016

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-11
Anchor Bank
Loan Origination, Purchases and Sales

	Three Months Ended September 30,		Year Ended June 30,		
	2009	2008	2009	2008	2007
			(In Thousands)		
Loans originated:					
Real estate:					
One- to four-family residential	$ 17,098	$ 7,082	$51,870	$ 54,533	$ 30,284
Multi-family residential	--	3,271	4,473	6,111	431
Commercial	2,020	8,089	21,456	8,781	6,740
Construction	4,368	13,928	36,523	44,121	76,243
Land loans	--	--	--	3,320	2,851
Total real estate	23,486	32,370	114,322	116,866	116,549
Consumer:					
Home equity	1,086	7,109	15,729	34,350	21,351
Credit cards	--	30	1,390	5,702	4,571
Automobile	222	1,423	3,515	8,210	11,604
Other	185	659	2,097	3,554	4,198
Total consumer	1,493	9,221	22,731	51,816	41,724
Commercial business	5,350	371	7,804	8,118	7,742
Total loans originated	30,329	41,962	144,857	176,800	166,015
Loans purchased:					
Real estate loans:					
One- to four-family residential	--	--	--	--	--
Multi-family residential	--	--	--	--	1,825
Commercial	--	5,038	--	5,758	--
Construction	--	--	--	--	--
Total real estate	--	5,038	--	5,758	1,825
Total loans purchased	--	5,038	--	5,758	1,825
Loans sold:					
Total whole loans sold (1)	20,518	5,685	33,916	18,529	757
Participation loans	--	--	--	8,046	--
Total loans sold	20,518	5,685	33,916	26,575	757
Principal repayments	16,399	20,133	78,731	124,536	116,179
Loans securitized	5,016	--	30,269	10,866	6,579
Transfer to real estate owned	13,568	2,093	5,350	650	1,995
Increase (decrease) in other items, net	2,676	(278)	(7,017)	(6,970)	(3,896)
Loans held for sale	1,600	--	5,132	1,171	1,757
Net increase (decrease) in loans receivable, net	$(24,096)	$18,811	$(15,558)	$ 14,132	$ 36,677

(1) Sold $13.2 million fixed rate loans from portfolio.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-12
Anchor Bank
Non-Performing Assets

	At September 30, 2009	At June 30, 2009	2008	2007	2006	2005
		(Dollars in Thousands)				
Loans accounted for on a nonaccrual basis:						
Real estate:						
One- to four-family residential	$ 3,018	$ 3,803	$ 337	$ 70	$ --	$ --
Mulit-family residential	--	--	--	--	--	5
Commercial	--	--	51	301	--	--
Construction	27,062	36,954	6,719	--	--	--
Land loans	--	--	--	--	--	--
Total real estate	30,080	40,757	7,107	371	--	5
Consumer:						
Home equity	719	347	190	63	--	5
Credit cards	--	--	--	--	6	17
Automobile	51	190	92	--	--	--
Other	50	54	9	--	--	--
Total consumer	820	591	291	63	6	22
Commercial business	997	997	--	--	--	1,400
Total	31,897	42,345	7,398	434	6	1,427
Accruing loans which are contractually past due 90 days or more:						
One- to four-family residential	--	--	--	--	--	--
Multi-family residential	--	--	--	--	--	--
Commercial	--	--	598	--	--	--
Construction (1)	11,767	17,575	15,298	1,690	--	--
Land loans	--	--	--	--	--	--
Total real estate	11,767	17,575	15,896	1,690	--	--
Consumer:						
Home equity	20	--	15	--	--	--
Credit cards	70	--	--	--	--	--
Automobile	--	--	--	--	--	--
Other	--	143	61	51	--	--
Total consumer	90	143	76	51	--	--
Commercial business	585	586	--	637	--	--
Total of nonaccrual and 90 days past due loans	44,339	60,649	23,370	2,812	6	1,426
Real estate owned	12,182	2,990	1,524	2,087	1,794	3,997
Repossessed automobiles	--	69	109	16	--	--
Total non-performing assets	56,521	63,708	25,003	4,915	1,800	5,423
Restructured loans	2,534	246	--	--	--	--
Allowance for loan loss as a percent of non-performing loans	47.3%	40.3%	32.0%	165.1%	73,616.7%	291.5%
Classified assets included in non-performing assets	44,339	60,649	23,370	2,812	6	1,426
Nonaccrual and 90 days or more past due loans as a percentage of total loans	9.4%	12.1%	4.7%	0.6%	--	0.4%
Nonaccrual and 90 days or more past due loans as a percentage of total assets	7.2%	9.2%	3.7%	0.5%	--	0.3%
Non-performing assets as a percentage of total assets	9.2%	9.7%	4.0%	0.8%	0.3%	1.1%
Nonaccrued interest (2)	436	2,664	2,335	105	1,136	203

(1) Represents construction loans which have matured and were making cash payments of interest under their existing loan documents. Of this amount, loans totaling $7.6 million are in the process of an extension with the balance still being evaluated for either a possible extension, work-out or foreclosure.

(2) Represents foregone interest on nonaccural loans.

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-13
Anchor Bank
Deposit Composition

	At September 30, 2009			At June 30, 2009			At June 30, 2008			At June 30, 2007	
	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total
	(Dollars in Thousands)										
Savings deposits	$ 29,272	6.9%	$ 683	$ 28,589	6.1%	$ (2,176)	$30,765	7.9%	$ (1,049)	$ 31,814	7.2%
Demand deposit accounts	57,694	13.6	4,018	53,676	11.4	6,482	47,194	12.1	3,667	43,527	9.8
Money market accounts	89,135	21.0	(28,041)	117,176	24.8	58,444	58,732	15.1	1,486	57,246	12.9
Fixed-rate certificates which mature in the year ending:											
Within 1 year	137,016	32.2	(13,423)	150,439	31.9	5,194	145,245	37.2	(38,659)	183,904	41.5
After 1 year, but within 2 years	32,295	7.6	(10,905)	43,200	9.2	4,524	38,676	9.9	5,589	33,087	7.5
After 2 years, but within 5 years	17,751	4.2	(913)	18,664	4.0	(539)	19,203	4.9	(20,594)	39,797	9.0
Certificates maturing thereafter	13,521	3.2	1,904	11,617	2.5	3,597	8,020	2.1	3,923	4,097	0.9
Variable rate certificates	48,769	11.5	417	48,352	10.3	6,238	42,114	10.8	(7,768)	49,882	11.3
Total	$425,453		$(46,260)	$471,713		$81,764	$389,949		$(53,405)	$443,354	

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-14
Anchor Bank
CDs by Rate and Maturity

	Amount Due					
	Within 1 Year	After 1 Year Through 2 Years	After 2 Years Through 3 Years	After 3 Years Through 4 Years	Beyond 4 Years	Total
	(In Thousands)					
0.00 - 0.99%.....	$ 2,439	$ 923	$ --	$ --	$ --	$ 3,362
1.00 - 1.99%.....	23,448	6,885	--	--	--	30,333
2.00 - 2.99%.....	11,182	10,023	1,182	820	163	23,370
3.00 - 3.99%.....	77,932	9,939	8,471	1,568	9,300	107,210
4.00 - 4.99%.....	51,218	17,429	1,843	1,613	5,989	78,092
5.00 - 5.99%.....	1,258	5,395	41	--	291	6,985
6.00 - 6.99%.....	--	--	--	--	--	--
Total.	$167,477	$50,594	$11,537	$4,001	$15,743	$249,352

Source: Anchor's Draft Offering Prospectus

EXHIBIT I-15
Anchor Bank
Borrowings Activity

	Three Months Ended September 30,		Year Ended June 30,		
	2009	2008	2009	2008	2007
			(Dollars in Thousands)		
Maximum amount of borrowing outstanding at any month end:					
Federal Home Loan Bank advances.	$136,900	$175,828	$175,828	$165,165	$104,248
Approximate average borrowing outstanding:					
Federal Home Loan Bank advances.	133,200	168,783	151,193	144,964	98,086
Approximate weighted average rate paid on:					
Federal Home Loan Bank advances.	4.44%	4.96%	4.92%	5.15%	5.59%

	At September 30,	At June 30,		
	2009	2009	2008	2007
		(Dollars in Thousands)		
Balance outstanding at end of period:				
Federal Home Loan Bank advances.	$136,900	$129,500	$165,165	$96,665
Weighted average rate paid on:				
Federal Home Loan Bank advances.	4.06%	4.94%	5.00%	5.47%

Source: Anchor's Draft Offering Prospectus

EXHIBIT II-1
Anchor Bank
Description of Office Facilities

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at September 30, 2009 (In Thousands)
ADMINISTRATIVE OFFICE				
100 West First Aberdeen, Washington 98520	Owned	--	7,410	$2,601
BRANCH OFFICES:				
Aberdeen (1) (2) 120 N. Broadway Aberdeen, Washington 98520	Owned	--	17,550	1,428
Centralia (2) 604 S. Tower Centralia, Washington 98531	Owned	--	3,000	732
Chehalis (3) 1601 NW Louisiana Avenue Chehalis, Washington 98532	Leased	4/30/13	683	262
Elma (2) 216 S. Third Street Elma, Washington 98541	Owned	--	2,252	375
Hoquiam 701 Simpson Avenue Hoquiam, Washington 98550	Leased	3/31/10	550	11
Lacey (4) 601 Woodland Square Loop SE Lacey, Washington 98503	Owned	--	13,505	2,318
Lakewood 7001 Bridgeport Way W. Lakewood, Washington 98499	Leased	1/31/12	971	210
Martin Way 4250 Martin Way E. Building 4, Suite 107 Olympia, Washington 98516	Leased	6/30/13	1,813	246
Montesano (5) 211-B Pioneer Avenue East Montesano, Washington 98563	Owned	--	2,125	3,377
Ocean Shores (2) 795 Pt. Brown Avenue NW Ocean Shores, Washington 98569	Owned	--	2,550	714
Olympia (2) 2610 Harrison Avenue West Olympia, Washington 98507	Owned	--	1,882	538

Source: Anchor's Draft Offering Prospectus

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at September 30, 2009
				(In Thousands)
Puyallup (3) 16502 Meridian Avenue E, Suite B Puyallup, Washington 98375	Leased	1/31/12	982	245
Shelton (3) 100 E. Wallace Kneeland Boulevard Shelton, Washington 98584	Leased	5/31/13	673	77
Vancouver SE (3) 430 SE 192nd Avenue Vancouver, Washington 98587	Leased	1/31/11	612	193
Westport (2) 915 N. Montesano Westport, Washington 98595	Owned	--	3,850	1,114
Yelm (3) 17100 State Route 507 SE Yelm, Washington 98597	Leased	7/30/12	577	260
LOAN OFFICES:				
Aberdeen 211 E. Market Street Aberdeen, Washington 98520	Owned	--	12,825	223
Aberdeen 215 E. Market Street Aberdeen, Washington 98520	Owned	--	12,000	172

(1) Includes home branch.
(2) Drive-up ATM available.
(3) Wal-Mart locations.
(4) Includes space leased.
(5) Includes construction in process for new location.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.82%	4.91%	5.03%
Quarter 3	7.75%	3.82%	4.05%	4.59%
Quarter 4	7.25%	3.36%	3.34%	3.91%
2008: Quarter 1	5.25%	1.38%	1.55%	3.45%
Quarter 2	5.00%	1.90%	2.36%	3.99%
Quarter 3	5.00%	0.92%	1.78%	3.85%
Quarter 4	3.25%	0.11%	0.37%	2.25%
2009: Quarter 1	3.25%	0.21%	0.57%	2.71%
Quarter 2	3.25%	0.19%	0.56%	3.53%
Quarter 3	3.25%	0.14%	0.40%	3.31%
As of Oct. 30, 2009	3.25%	0.05%	0.37%	3.41%

(1) End of period data.

Source: SNL Financial, LC.

EXHIBIT II-3
Anchor Bank
Market Area Demographic/Economic Information

Demographic Summary: US

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	281,421,906	309,731,508	324,062,684	10.06	4.63
0-14 Age Group (%)	21.41	20.17	20.13	3.67	4.42
15-34 Age Group (%)	28.10	27.29	27.13	6.91	4.02
35-54 Age Group (%)	29.43	28.36	26.31	6.05	(2.92)
55-69 Age Group (%)	12.01	15.12	16.97	38.54	17.39
70+ Age Group (%)	9.05	9.06	9.46	10.20	9.23
Median Age (actual)	35.30	36.90	37.20	4.53	0.81
Diversity Index (actual)	54.60	60.50	63.50	10.81	4.96
Black (%)	12.32	12.65	12.78	13.06	5.74
Asian (%)	3.64	4.49	4.98	35.88	16.04
White (%)	75.14	72.03	70.32	5.50	2.14
Hispanic (%)	12.55	15.72	17.52	37.93	16.57
Pacific Islander (%)	0.14	0.15	0.15	15.88	6.96
American Indian/Alaska Native (%)	0.88	0.91	0.92	13.96	6.05
Multiple races (%)	2.43	2.95	3.24	33.77	15.07
Other (%)	5.46	6.82	7.60	37.54	16.54
Total Households (actual)	105,480,101	116,523,156	122,109,448	10.47	4.79
$0-25K Households (%)	28.67	20.94	19.65	(19.31)	(1.68)
$25-50K Households (%)	29.34	24.45	23.09	(7.95)	(1.01)
$50-100K Households (%)	29.70	35.34	37.13	31.48	10.08
$100K+ Households (%)	12.29	19.26	20.13	73.14	9.49
Average Household Income ($)	56,644	71,437	74,464	26.12	4.24
Median Household Income ($)	42,164	54,719	56,938	29.78	4.06
Per Capita Income ($)	21,587	27,277	28,494	26.36	4.46
$0-35K Net Worth HHs (%)	NA	34.32	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.10	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.94	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	13.27	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.38	NA	NA	NA
Median Household Net Worth ($)	NA	97724.00	NA	NA	NA
Average Household Net Worth ($)	NA	448965.00	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	77,088,155	81,774,029	10.42	6.08
$0-100K in Value HUs (%)	44.57	26.39	22.11	(34.62)	(11.14)
$100-200K in Value HUs (%)	35.18	34.07	31.68	6.94	(1.36)
$200-300K in Value HUs (%)	11.17	17.59	18.35	73.79	10.71
$300-500K in Value HUs (%)	6.12	13.00	15.73	134.46	28.34
$500K+ in Value HUs (%)	2.95	8.95	12.13	234.92	43.75

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Washington

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	5,894,121	6,691,182	7,118,535	13.52	6.39
0-14 Age Group (%)	21.29	19.65	19.63	4.78	6.25
15-34 Age Group (%)	28.15	27.74	27.67	11.88	6.12
35-54 Age Group (%)	30.90	28.95	26.68	6.38	(1.98)
55-69 Age Group (%)	11.41	15.39	17.23	53.03	19.11
70+ Age Group (%)	8.24	8.26	8.80	13.78	13.24
Median Age (actual)	35.30	36.90	37.10	4.53	0.54
Diversity Index (actual)	42.00	48.10	51.40	14.52	6.86
Black (%)	3.23	3.44	3.55	21.12	9.76
Asian (%)	5.47	6.44	6.99	33.58	15.53
White (%)	81.81	79.01	77.39	9.64	4.21
Hispanic (%)	7.49	9.72	11.10	47.36	21.40
Pacific Islander (%)	0.41	0.42	0.43	17.73	8.06
American Indian/Alaska Native (%)	1.58	1.52	1.48	8.90	3.65
Multiple races (%)	3.62	4.32	4.73	35.39	16.41
Other (%)	3.88	4.85	5.43	41.87	19.04
Total Households (actual)	2,271,398	2,584,164	2,752,996	13.77	6.53
$0-25K Households (%)	24.73	16.96	16.40	(21.98)	3.03
$25-50K Households (%)	29.66	23.30	21.51	(10.63)	(1.64)
$50-100K Households (%)	33.05	38.39	39.35	32.18	9.19
$100K+ Households (%)	12.56	21.35	22.74	93.32	13.46
Average Household Income ($)	58,653	75,099	78,815	28.04	4.95
Median Household Income ($)	45,770	60,852	63,758	32.95	4.78
Per Capita Income ($)	22,973	29,418	30,921	28.05	5.11
$0-35K Net Worth HHs (%)	NA	31.61	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.12	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.53	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.31	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	19.43	NA	NA	NA
Median Household Net Worth ($)	NA	117976.00	NA	NA	NA
Average Household Net Worth ($)	NA	479091.00	NA	NA	NA
Total Owner Occupied Housing Units	1,467,009	1,667,212	1,774,391	13.65	6.43
$0-100K in Value HUs (%)	21.05	7.65	5.85	(58.72)	(18.59)
$100-200K in Value HUs (%)	45.69	22.76	15.27	(43.40)	(28.61)
$200-300K in Value HUs (%)	19.28	26.02	23.84	53.37	(2.49)
$300-500K in Value HUs (%)	10.11	26.64	32.34	199.56	29.21
$500K+ in Value HUs (%)	3.86	16.93	22.70	397.93	42.69

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Grays Harbor, WA

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	67,194	72,213	73,871	7.47	2.30
0-14 Age Group (%)	20.78	18.33	18.09	(5.19)	0.95
15-34 Age Group (%)	24.11	24.79	24.35	10.50	0.47
35-54 Age Group (%)	29.46	27.22	24.67	(0.72)	(7.26)
55-69 Age Group (%)	14.47	18.89	21.32	40.28	15.47
70+ Age Group (%)	11.19	10.78	11.57	3.57	9.81
Median Age (actual)	38.70	40.80	41.60	5.43	1.96
Diversity Index (actual)	29.00	33.90	36.90	16.90	8.85
Black (%)	0.34	0.38	0.40	21.24	9.12
Asian (%)	1.22	1.48	1.64	30.68	13.00
White (%)	88.30	86.60	85.56	5.40	1.07
Hispanic (%)	4.85	6.53	7.63	44.84	19.52
Pacific Islander (%)	0.11	0.11	0.12	12.33	3.66
American Indian/Alaska Native (%)	4.66	4.62	4.59	6.61	1.53
Multiple races (%)	3.10	3.79	4.21	31.45	13.66
Other (%)	2.27	3.01	3.48	42.17	18.38
Total Households (actual)	26,808	28,211	28,893	5.23	2.42
$0-25K Households (%)	36.47	27.33	26.58	(21.15)	(0.40)
$25-50K Households (%)	32.96	29.68	27.43	(5.24)	(5.37)
$50-100K Households (%)	25.49	35.00	38.19	44.47	11.75
$100K+ Households (%)	5.07	7.99	7.81	65.86	0.13
Average Household Income ($)	41,862	51,273	52,928	22.48	3.23
Median Household Income ($)	34,161	43,490	46,405	27.31	6.70
Per Capita Income ($)	16,799	20,623	21,356	22.76	3.55
$0-35K Net Worth HHs (%)	NA	37.45	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.75	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	21.65	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.02	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	9.12	NA	NA	NA
Median Household Net Worth ($)	NA	80589.00	NA	NA	NA
Average Household Net Worth ($)	NA	256040.00	NA	NA	NA
Total Owner Occupied Housing Units	18,495	19,507	19,957	5.47	2.31
$0-100K in Value HUs (%)	54.58	17.96	10.84	(65.29)	(38.24)
$100-200K in Value HUs (%)	35.70	44.34	33.62	31.02	(22.44)
$200-300K in Value HUs (%)	6.95	19.99	30.48	203.27	55.97
$300-500K in Value HUs (%)	2.11	13.01	18.64	550.77	46.57
$500K+ in Value HUs (%)	0.66	4.69	6.42	650.00	40.00

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Thurston, WA

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	207,355	249,435	274,556	20.29	10.07
0-14 Age Group (%)	20.54	18.65	18.68	9.22	10.26
15-34 Age Group (%)	27.14	27.12	26.68	20.20	8.29
35-54 Age Group (%)	32.02	28.97	27.14	8.81	3.15
55-69 Age Group (%)	11.92	16.80	18.47	69.55	20.96
70+ Age Group (%)	8.38	8.46	9.03	21.52	17.41
Median Age (actual)	36.50	38.20	38.50	4.66	0.79
Diversity Index (actual)	32.70	38.20	41.40	16.82	8.38
Black (%)	2.35	2.57	2.68	31.22	15.02
Asian (%)	4.41	5.31	5.84	44.89	20.93
White (%)	85.66	83.30	81.91	16.98	8.24
Hispanic (%)	4.53	6.10	7.11	62.06	28.24
Pacific Islander (%)	0.52	0.55	0.56	26.62	12.75
American Indian/Alaska Native (%)	1.52	1.49	1.47	18.39	8.79
Multiple races (%)	3.85	4.65	5.12	45.18	21.21
Other (%)	1.69	2.14	2.42	51.94	24.48
Total Households (actual)	81,625	98,116	108,168	20.20	10.25
$0-25K Households (%)	22.99	15.71	15.06	(17.84)	5.66
$25-50K Households (%)	30.51	24.80	22.75	(2.31)	1.13
$50-100K Households (%)	35.69	41.15	44.40	38.59	18.97
$100K+ Households (%)	10.81	18.35	17.79	103.93	6.93
Average Household Income ($)	56,343	69,210	71,404	22.84	3.17
Median Household Income ($)	46,877	60,931	63,611	29.98	4.40
Per Capita Income ($)	22,415	27,472	28,386	22.56	3.33
$0-35K Net Worth HHs (%)	NA	30.41	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.51	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.81	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.21	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.05	NA	NA	NA
Median Household Net Worth ($)	NA	120636.00	NA	NA	NA
Average Household Net Worth ($)	NA	422793.00	NA	NA	NA
Total Owner Occupied Housing Units	54,371	65,476	72,185	20.42	10.25
$0-100K in Value HUs (%)	21.24	8.68	7.30	(50.75)	(7.30)
$100-200K in Value HUs (%)	58.54	21.11	12.67	(56.58)	(33.81)
$200-300K in Value HUs (%)	13.84	34.91	25.31	203.72	(20.08)
$300-500K in Value HUs (%)	5.09	24.24	38.38	473.72	74.59
$500K+ in Value HUs (%)	1.29	11.06	16.34	928.84	62.83

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Lewis, WA

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	68,600	75,621	79,328	10.23	4.90
0-14 Age Group (%)	21.27	19.40	19.38	0.50	4.83
15-34 Age Group (%)	24.22	24.60	24.14	11.96	2.96
35-54 Age Group (%)	28.79	26.63	24.61	1.95	(3.05)
55-69 Age Group (%)	14.32	18.02	20.00	38.68	16.42
70+ Age Group (%)	11.39	11.36	11.86	9.92	9.59
Median Age (actual)	38.30	40.20	40.60	4.96	1.00
Diversity Index (actual)	22.30	27.70	30.90	24.22	11.55
Black (%)	0.38	0.42	0.45	23.55	11.87
Asian (%)	0.69	0.85	0.94	34.53	16.12
White (%)	92.96	91.46	90.52	8.45	3.83
Hispanic (%)	5.37	7.32	8.59	50.16	23.12
Pacific Islander (%)	0.18	0.19	0.19	17.21	7.69
American Indian/Alaska Native (%)	1.22	1.22	1.21	9.52	4.24
Multiple races (%)	2.01	2.49	2.78	36.42	17.25
Other (%)	2.55	3.38	3.91	45.92	21.33
Total Households (actual)	26,306	28,822	30,276	9.56	5.04
$0-25K Households (%)	34.05	25.10	24.71	(19.26)	3.44
$25-50K Households (%)	34.39	30.44	28.00	(3.02)	(3.37)
$50-100K Households (%)	26.39	36.52	39.52	51.63	13.68
$100K+ Households (%)	5.17	7.95	7.77	68.38	2.66
Average Household Income ($)	43,827	52,967	54,723	20.85	3.32
Median Household Income ($)	35,477	45,149	47,664	27.26	5.57
Per Capita Income ($)	17,082	20,450	21,169	19.72	3.52
$0-35K Net Worth HHs (%)	NA	35.30	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	17.51	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	22.28	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.57	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	10.34	NA	NA	NA
Median Household Net Worth ($)	NA	86964.00	NA	NA	NA
Average Household Net Worth ($)	NA	273697.00	NA	NA	NA
Total Owner Occupied Housing Units	18,782	20,548	21,556	9.40	4.91
$0-100K in Value HUs (%)	40.53	12.33	8.08	(66.71)	(31.25)
$100-200K in Value HUs (%)	47.05	37.02	27.15	(13.93)	(23.05)
$200-300K in Value HUs (%)	8.55	26.31	30.25	236.67	20.58
$300-500K in Value HUs (%)	2.72	17.83	25.40	616.83	49.47
$500K+ in Value HUs (%)	1.15	6.51	9.12	519.44	46.94

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Pierce, WA

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	700,820	808,298	865,241	15.34	7.04
0-14 Age Group (%)	22.65	20.62	20.65	4.99	7.23
15-34 Age Group (%)	28.76	28.74	28.61	15.26	6.56
35-54 Age Group (%)	30.39	28.71	26.43	8.94	(1.46)
55-69 Age Group (%)	10.87	14.41	16.28	52.89	20.94
70+ Age Group (%)	7.33	7.52	8.03	18.41	14.25
Median Age (actual)	34.10	35.50	35.60	4.11	0.28
Diversity Index (actual)	44.30	50.10	53.40	13.09	6.59
Black (%)	6.95	7.48	7.74	24.04	10.86
Asian (%)	5.08	6.06	6.61	37.73	16.78
White (%)	78.39	75.33	73.59	10.83	4.57
Hispanic (%)	5.51	7.33	8.48	53.40	23.91
Pacific Islander (%)	0.85	0.88	0.89	19.62	8.70
American Indian/Alaska Native (%)	1.42	1.38	1.36	12.06	5.03
Multiple races (%)	5.11	6.09	6.66	37.35	17.05
Other (%)	2.20	2.79	3.15	46.10	21.08
Total Households (actual)	260,800	301,281	323,459	15.52	7.36
$0-25K Households (%)	24.19	16.68	16.14	(20.33)	3.84
$25-50K Households (%)	30.99	24.99	23.00	(6.84)	(1.21)
$50-100K Households (%)	34.39	40.36	43.33	35.57	15.27
$100K+ Households (%)	10.43	17.97	17.54	99.00	4.78
Average Household Income ($)	54,972	68,087	69,924	23.86	2.70
Median Household Income ($)	45,197	57,926	61,205	28.16	5.66
Per Capita Income ($)	20,948	25,926	26,719	23.76	3.06
$0-35K Net Worth HHs (%)	NA	33.25	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.57	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.05	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.77	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	16.36	NA	NA	NA
Median Household Net Worth ($)	NA	105854.00	NA	NA	NA
Average Household Net Worth ($)	NA	396289.00	NA	NA	NA
Total Owner Occupied Housing Units	165,598	191,269	205,514	15.50	7.45
$0-100K in Value HUs (%)	20.31	7.02	5.68	(60.08)	(13.03)
$100-200K in Value HUs (%)	58.26	23.21	12.40	(53.98)	(42.61)
$200-300K in Value HUs (%)	13.72	32.45	28.41	173.11	(5.92)
$300-500K in Value HUs (%)	6.03	26.34	37.41	404.59	52.61
$500K+ in Value HUs (%)	1.68	10.98	16.10	653.80	57.51

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Mason, WA

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	49,405	58,571	63,748	18.55	8.84
0-14 Age Group (%)	18.99	16.63	16.35	3.79	7.01
15-34 Age Group (%)	23.29	22.82	22.29	16.16	6.32
35-54 Age Group (%)	30.01	27.71	24.85	9.46	(2.37)
55-69 Age Group (%)	16.17	20.56	23.36	50.71	23.66
70+ Age Group (%)	11.53	12.28	13.14	26.25	16.47
Median Age (actual)	40.30	43.80	45.20	8.68	3.20
Diversity Index (actual)	28.70	33.60	36.40	17.07	8.33
Black (%)	1.19	1.31	1.38	31.01	14.43
Asian (%)	1.05	1.28	1.41	44.32	20.43
White (%)	88.46	86.83	85.85	16.37	7.61
Hispanic (%)	4.78	6.45	7.53	60.10	27.06
Pacific Islander (%)	0.45	0.48	0.49	26.24	12.19
American Indian/Alaska Native (%)	3.72	3.70	3.67	17.66	8.04
Multiple races (%)	3.03	3.68	4.07	44.09	20.35
Other (%)	2.10	2.72	3.12	53.86	24.78
Total Households (actual)	18,912	22,622	24,749	19.62	9.40
$0-25K Households (%)	29.77	21.15	20.42	(15.02)	5.62
$25-50K Households (%)	34.35	29.61	29.08	3.11	7.44
$50-100K Households (%)	29.75	39.16	40.75	57.45	13.85
$100K+ Households (%)	6.13	10.08	9.75	96.81	5.83
Average Household Income ($)	45,665	56,789	57,338	24.36	0.97
Median Household Income ($)	39,586	49,324	50,386	24.60	2.15
Per Capita Income ($)	18,056	22,686	23,042	25.64	1.57
$0-35K Net Worth HHs (%)	NA	27.88	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.13	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	24.37	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	17.91	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	13.71	NA	NA	NA
Median Household Net Worth ($)	NA	127406.00	NA	NA	NA
Average Household Net Worth ($)	NA	337371.00	NA	NA	NA
Total Owner Occupied Housing Units	14,945	17,807	19,487	19.15	9.43
$0-100K in Value HUs (%)	37.62	9.49	6.27	(69.96)	(27.65)
$100-200K in Value HUs (%)	43.49	35.21	22.70	(3.52)	(29.46)
$200-300K in Value HUs (%)	11.71	24.86	30.12	152.97	32.57
$300-500K in Value HUs (%)	5.61	18.29	25.03	288.66	49.74
$500K+ in Value HUs (%)	1.57	12.15	15.89	820.85	43.07

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Demographic Summary: Clark, WA

	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	345,238	435,299	484,671	26.09	11.34
0-14 Age Group (%)	24.09	22.52	22.58	17.90	11.63
15-34 Age Group (%)	27.13	27.05	27.17	25.73	11.83
35-54 Age Group (%)	31.10	28.76	26.58	16.60	2.91
55-69 Age Group (%)	10.75	14.77	16.20	73.15	22.10
70+ Age Group (%)	6.92	6.89	7.47	25.51	20.61
Median Age (actual)	34.20	35.30	35.20	3.22	(0.28)
Diversity Index (actual)	28.10	33.60	36.80	19.57	9.52
Black (%)	1.68	1.84	1.93	38.05	16.49
Asian (%)	3.21	3.89	4.28	52.60	22.60
White (%)	88.82	86.71	85.46	23.09	9.74
Hispanic (%)	4.71	6.37	7.42	70.54	29.86
Pacific Islander (%)	0.37	0.39	0.40	33.20	14.20
American Indian/Alaska Native (%)	0.84	0.84	0.83	24.98	10.50
Multiple races (%)	3.08	3.74	4.13	53.00	22.92
Other (%)	1.99	2.59	2.97	64.36	27.62
Total Households (actual)	127,208	158,421	176,072	24.54	11.14
$0-25K Households (%)	21.13	13.77	13.36	(18.85)	7.86
$25-50K Households (%)	30.80	21.63	19.87	(12.55)	2.09
$50-100K Households (%)	36.25	41.71	44.61	43.30	18.85
$100K+ Households (%)	11.81	22.89	22.16	141.27	7.63
Average Household Income ($)	57,596	75,387	78,131	30.89	3.64
Median Household Income ($)	48,296	63,693	67,117	31.88	5.38
Per Capita Income ($)	21,448	27,578	28,528	28.58	3.44
$0-35K Net Worth HHs (%)	NA	28.07	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.15	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	20.04	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	17.01	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	19.73	NA	NA	NA
Median Household Net Worth ($)	NA	139848.00	NA	NA	NA
Average Household Net Worth ($)	NA	474122.00	NA	NA	NA
Total Owner Occupied Housing Units	85,550	106,501	118,377	24.49	11.15
$0-100K in Value HUs (%)	12.26	5.63	5.12	(42.88)	1.22
$100-200K in Value HUs (%)	61.07	19.86	8.87	(59.53)	(50.34)
$200-300K in Value HUs (%)	17.69	36.67	31.27	158.13	(5.24)
$300-500K in Value HUs (%)	7.18	26.10	36.90	352.65	57.16
$500K+ in Value HUs (%)	1.80	11.75	17.84	711.22	68.78

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

EXHIBIT II-4
Anchor Bank
Market Area Employment Data by Sector

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

ashington state total state total [53000]

Item	2006	2007
mployment by place of work		
otal employment	3,847,377	3,948,743
y type		
Wage and salary employment	3,121,441	3,194,420
Proprietors employment	725,936	754,323
Farm proprietors employment	32,706	31,630
Nonfarm proprietors employment 2/	693,230	722,693
y industry		
Farm employment	76,411	72,337
Nonfarm employment	3,770,966	3,876,406
Private employment	3,166,178	3,267,207
Forestry, fishing, related activities, and other 3/	52,486	51,255
Mining	6,111	5,817
Utilities	5,079	5,229
Construction	263,258	280,849
Manufacturing	302,551	310,882
Wholesale trade	139,583	141,788
Retail Trade	409,339	414,813
Transportation and warehousing	113,048	117,671
Information	109,104	113,021
Finance and insurance	149,254	147,664
Real estate and rental and leasing	172,309	193,349
Professional and technical services	253,326	261,926
Management of companies and enterprises	35,003	36,182
Administrative and waste services	194,572	202,758
Educational services	63,699	66,787
Health care and social assistance	359,411	368,072
Arts, entertainment, and recreation	86,906	87,948
Accommodation and food services	245,211	252,185
Other services, except public administration	205,928	209,011
Government and government enterprises	604,788	609,199
Federal, civilian	69,388	68,780
Military	77,001	77,287
State and local	458,399	463,132
State government	146,215	147,164
Local government	312,184	315,968

:ee footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Grays Harbor [53027]

Item	2001	2002	2003	2004	2005	2006	2007
Employment by place of work							
Total employment	31,726	31,814	31,960	33,088	33,949	34,060	33,933
By type							
Wage and salary employment	25,324	25,428	25,662	26,443	27,082	27,175	26,903
Proprietors employment	6,402	6,386	6,298	6,645	6,867	6,885	7,030
Farm proprietors employment	485	485	468	459	458	450	435
Nonfarm proprietors employment 2/	5,917	5,901	5,830	6,186	6,409	6,435	6,595
By industry							
Farm employment	583	573	580	556	671	665	616
Nonfarm employment	31,143	31,241	31,380	32,532	33,278	33,395	33,317
Private employment	24,663	24,653	24,769	25,970	26,606	26,684	26,699
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)	(D)	(D)	(D)	1,588
Mining	(D)	(D)	(D)	(D)	(D)	(D)	93
Utilities	(D)	15	16	(D)	(D)	(D)	(D)
Construction	1,636	1,717	1,693	1,685	1,929	2,104	2,190
Manufacturing	3,711	3,614	3,739	4,245	4,457	4,430	4,338
Wholesale trade	(D)	853	868	816	(D)	968	880
Retail Trade	4,121	4,045	4,025	4,143	4,028	3,944	3,988
Transportation and warehousing	880	901	953	(D)	959	(D)	(D)
Information	262	223	217	296	318	285	276
Finance and insurance	956	925	939	879	863	881	895
Real estate and rental and leasing	950	865	916	985	1,099	1,152	1,263
Professional and technical services	1,062	1,036	1,022	1,081	1,083	1,049	1,011
Management of companies and enterprises	36	36	35	153	166	94	45
Administrative and waste services	655	630	668	775	829	866	933
Educational services	90	113	144	(D)	(D)	(D)	(D)
Health care and social assistance	2,414	2,459	2,552	(D)	(D)	(D)	(D)
Arts, entertainment, and recreation	478	502	495	536	539	531	508
Accommodation and food services	2,488	2,435	2,452	2,450	2,561	2,570	2,558
Other services, except public administration	2,085	2,078	2,076	2,132	2,148	2,144	2,168
Government and government enterprises	6,480	6,588	6,611	6,562	6,672	6,711	6,618
Federal, civilian	211	209	208	201	234	241	238
Military	289	292	301	290	273	264	260
State and local	5,980	6,087	6,102	6,071	6,165	6,206	6,120
State government	1,230	1,243	1,284	1,289	1,308	1,296	1,305
Local government	4,750	4,844	4,818	4,782	4,857	4,910	4,815

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

'hurston [53067]

Item	2007
Employment by place of work	
Total employment	133,003
By type	
Wage and salary employment	107,324
Proprietors employment	25,679
Farm proprietors employment	903
Nonfarm proprietors employment 2/	24,776
By industry	
Farm employment	1,501
Nonfarm employment	131,502
Private employment	93,764
Forestry, fishing, related activities, and other 3/	1,315
Mining	152
Utilities	271
Construction	8,025
Manufacturing	3,442
Wholesale trade	3,307
Retail Trade	15,100
Transportation and warehousing	2,495
Information	1,755
Finance and insurance	3,885
Real estate and rental and leasing	5,653
Professional and technical services	6,687
Management of companies and enterprises	686
Administrative and waste services	6,006
Educational services	2,795
Health care and social assistance	13,529
Arts, entertainment, and recreation	2,570
Accommodation and food services	8,152
Other services, except public administration	7,939
Government and government enterprises	37,738
Federal, civilian	967
Military	768
State and local	36,003
State government	24,430
Local government	11,573

See footnotes at end of table.
Table CA25N

April 2009

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

.ewis [53041]

Item	2001	2002	2003	2004	2005	2006	2007
:mployment by place of work							
:otal employment	34,284	34,684	34,334	34,846	35,888	36,708	36,429
3y type							
Wage and salary employment	26,870	27,046	26,833	26,992	27,694	28,578	28,259
Proprietors employment	7,414	7,638	7,501	7,854	8,194	8,130	8,170
Farm proprietors employment	1,409	1,412	1,359	1,335	1,330	1,306	1,263
Nonfarm proprietors employment 2/	6,005	6,226	6,142	6,519	6,864	6,824	6,907
3y industry							
Farm employment	1,702	1,749	1,723	1,642	1,618	1,609	1,532
Nonfarm employment	32,582	32,935	32,611	33,204	34,270	35,099	34,897
Private employment	27,379	27,676	27,342	27,985	29,046	29,845	29,578
Forestry, fishing, related activities, and other 3/	1,922	1,979	1,753	1,873	1,826	1,819	1,805
Mining	691	694	693	706	811	817	297
Utilities	263	277	290	295	289	283	311
Construction	1,689	1,622	1,620	1,739	1,953	2,146	2,120
Manufacturing	3,255	3,432	3,243	3,301	3,607	3,956	4,055
Wholesale trade	784	783	781	751	736	708	697
Retail Trade	4,565	4,541	4,766	4,782	4,897	4,977	4,896
Transportation and warehousing	2,031	1,937	1,465	1,511	1,691	1,699	1,735
Information	357	331	354	318	327	360	362
Finance and insurance	702	700	726	738	717	718	704
Real estate and rental and leasing	699	777	788	863	962	1,000	1,135
Professional and technical services	828	816	870	914	945	1,003	1,016
Management of companies and enterprises	156	187	103	96	98	91	82
Administrative and waste services	1,129	1,213	1,349	1,429	1,320	1,267	1,269
Educational services	219	253	263	248	270	287	309
Health care and social assistance	3,284	3,299	3,350	3,361	3,366	3,377	3,344
Arts, entertainment, and recreation	470	449	492	540	623	613	728
Accommodation and food services	2,270	2,274	2,293	2,270	2,312	2,393	2,398
Other services, except public administration	2,065	2,112	2,143	2,250	2,296	2,331	2,315
Government and government enterprises	5,203	5,259	5,269	5,219	5,224	5,254	5,319
Federal, civilian	289	268	264	237	241	233	227
Military	249	249	253	248	238	231	226
State and local	4,665	4,742	4,752	4,734	4,745	4,790	4,866
State government	1,235	1,245	1,228	1,232	1,229	1,230	1,254
Local government	3,430	3,497	3,524	3,502	3,516	3,560	3,612

;ee footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

?ierce [53053]

Item	2007
:mployment by place of work	
:otal employment	392,590
3y type	
Wage and salary employment	324,880
Proprietors employment	67,710
Farm proprietors employment	1,091
Nonfarm proprietors employment 2/	66,619
3y industry	
Farm employment	1,628
Nonfarm employment	390,962
Private employment	304,345
Forestry, fishing, related activities, and other 3/	1,216
Mining	401
Utilities	731
Construction	33,092
Manufacturing	20,677
Wholesale trade	12,989
Retail Trade	43,207
Transportation and warehousing	13,312
Information	4,453
Finance and insurance	13,213
Real estate and rental and leasing	19,564
Professional and technical services	16,304
Management of companies and enterprises	1,285
Administrative and waste services	20,204
Educational services	7,004
Health care and social assistance	41,299
Arts, entertainment, and recreation	7,105
Accommodation and food services	25,090
Other services, except public administration	23,199
Government and government enterprises	86,617
Federal, civilian	10,295
Military	31,089
State and local	45,233
State government	11,824
Local government	33,409

;ee footnotes at end of table.
'able CA25N

April 2009

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

lason [53045]

Item	2001	2002	2003	2004	2005	2006	2007
:mployment by place of work							
:otal employment	17,783	18,333	18,723	19,358	20,186	21,080	21,549
3y type							
Wage and salary employment	13,217	13,689	14,079	14,567	15,075	15,857	16,060
Proprietors employment	4,566	4,644	4,644	4,791	5,111	5,223	5,489
Farm proprietors employment	262	263	254	249	248	244	236
Nonfarm proprietors employment 2/	4,304	4,381	4,390	4,542	4,863	4,979	5,253
3y industry							
Farm employment	312	356	457	416	468	473	455
Nonfarm employment	17,471	17,977	18,266	18,942	19,718	20,607	21,094
Private employment	12,892	13,335	13,632	14,088	14,711	15,374	15,616
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Utilities	28	20	21	32	34	33	33
Construction	1,210	1,263	1,278	1,348	1,486	1,554	1,643
Manufacturing	1,870	1,918	1,677	1,698	1,910	2,217	2,075
Wholesale trade	451	501	542	632	552	698	673
Retail Trade	1,967	2,029	2,200	2,268	2,354	2,325	2,284
Transportation and warehousing	348	342	336	297	288	329	383
Information	141	144	133	134	150	158	157
Finance and insurance	548	541	585	584	575	620	600
Real estate and rental and leasing	712	675	718	800	921	971	1,146
Professional and technical services	593	597	628	694	(D)	(D)	(D)
Management of companies and enterprises	(D)	(D)	(D)	(D)	(D)	(D)	(D)
Administrative and waste services	(D)	(D)	(D)	(D)	496	528	617
Educational services	186	182	196	218	209	241	255
Health care and social assistance	1,144	1,276	1,316	1,300	1,345	1,312	1,340
Arts, entertainment, and recreation	308	395	378	370	407	395	360
Accommodation and food services	923	928	1,128	1,142	1,242	1,229	1,303
Other services, except public administration	1,214	1,228	1,266	1,355	1,409	1,436	1,435
Government and government enterprises	4,579	4,642	4,634	4,854	5,007	5,233	5,478
Federal, civilian	103	97	90	89	79	73	73
Military	181	183	187	185	177	174	173
State and local	4,295	4,362	4,357	4,580	4,751	4,986	5,232
State government	1,032	1,000	960	946	933	952	1,005
Local government	3,263	3,362	3,397	3,634	3,818	4,034	4,227

;ee footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Clark [53011]

Item	2001	2002	2003	2004	2005	2006
Employment by place of work						
Total employment	160,624	161,485	163,559	170,392	178,146	183,847
By type						
Wage and salary employment	124,466	124,306	126,115	131,033	135,999	140,455
Proprietors employment	36,158	37,179	37,444	39,359	42,147	43,392
Farm proprietors employment	1,474	1,477	1,422	1,396	1,392	1,367
Nonfarm proprietors employment 2/	34,684	35,702	36,022	37,963	40,755	42,025
By industry						
Farm employment	1,799	1,839	1,783	1,721	1,713	1,686
Nonfarm employment	158,825	159,646	161,776	168,671	176,433	182,161
Private employment	137,572	137,516	139,209	145,545	152,578	158,084
Forestry, fishing, related activities, and other 3/	611	649	562	664	753	776
Mining	422	379	425	451	467	482
Utilities	90	89	122	134	148	152
Construction	13,569	13,784	13,810	14,909	16,628	17,513
Manufacturing	17,723	13,712	13,387	13,727	13,663	13,878
Wholesale trade	5,033	4,989	5,440	6,135	6,455	6,595
Retail Trade	18,779	18,507	19,218	18,945	19,280	19,594
Transportation and warehousing	5,467	5,409	4,796	4,977	5,474	6,020
Information	3,751	3,478	3,443	3,393	3,751	3,663
Finance and insurance	5,529	5,990	6,377	6,541	7,083	7,176
Real estate and rental and leasing	7,253	7,475	7,569	8,101	9,463	10,284
Professional and technical services	9,074	11,072	11,101	11,749	12,002	12,174
Management of companies and enterprises	756	786	930	841	866	878
Administrative and waste services	8,154	8,631	8,628	9,873	9,997	10,342
Educational services	1,639	1,807	1,913	1,964	1,968	2,102
Health care and social assistance	15,937	16,684	17,144	17,832	18,626	19,725
Arts, entertainment, and recreation	4,102	4,321	4,188	4,208	4,248	4,289
Accommodation and food services	10,539	10,284	10,514	10,838	11,108	11,658
Other services, except public administration	9,144	9,470	9,642	10,263	10,598	10,783
Government and government enterprises	21,253	22,130	22,567	23,126	23,855	24,077
Federal, civilian	2,663	2,670	2,690	2,741	3,005	2,837
Military	1,313	1,335	1,367	1,375	1,335	1,305
State and local	17,277	18,125	18,510	19,010	19,515	19,935
State government	3,251	3,374	3,439	3,485	3,527	3,732
Local government	14,026	14,751	15,071	15,525	15,988	16,203

See footnotes at end of table.
Table CA25N

EXHIBIT III-1
Anchor Bank
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 30, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,580	13	06-30	06/96	7.02	44
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,302	1	06-30	03/05	8.34	67
HWFG	Harrington West Fncl Grp of CA (3)	NASDAQ	Solvang, CA	Thrift	1,092	16	12-31	11/02	0.68	5
KFED	K-Fed Bancorp MHC of CA (33.4)	NASDAQ	Covina, CA	Thrift	895	9	06-30	03/04	8.93	119
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	894	9	12-31	08/02	4.75	20
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	482	4	12-31	01/96	5.45	9
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	5,261	102	12-31	11/83	1.47	72
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	555	8	12-31	05/03	3.82	16
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	57,407	119	12-31	06/05	13.14	6,897
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	32,862	220	12-31	11/93	10.79	3,840
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	21,101	86	12-31	11/93	9.98	969
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	11,577	116	12-31	01/03	12.84	2,416
ISBC	Investors Bcrp MHC of NJ(43.5)	NASDAQ	Short Hills, NJ	Thrift	8,136	50	06-30	10/05	10.84	1,241
NWSB	Northwest Bcrp MHC of PA(37.1)	NASDAQ	Warren, PA	Thrift	7,092	167	06-30	11/94	22.00	1,068
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,669	86	12-31	01/03	10.75	643
BNCL	Beneficial Mut MHC of PA(44.1)	NASDAQ	Philadelphia, PA	Thrift	4,186	73	12-31	07/07	9.25	757
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,064	15	12-31	11/95	11.23	338
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,974	21	12-31	06/96	10.99	378
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,585	105	12-31	/	5.95	455
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,543 M	29	12-31	11/86	27.60	195
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,824	35	09-30	01/04	8.53	337
KRNY	Kearny Fin Cp MHC of NJ (26.5)	NASDAQ	Fairfield, NJ	Thrift	2,125	26	06-30	02/05	9.85	681
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,963	23	12-31	06/90	11.66	140
ORIT	Oritani Fin Cp MHC of NJ(25.7)	NASDAQ	Twnship of WA NJ	Thrift	1,914	20	06-30	01/07	12.81	475
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	1,910	23	12-31	07/96	9.50	118
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,907	48	06-30	07/87	9.01	49
NFBK	Northfield Bcp MHC of NY(45.1)	NASDAQ	Avenel, NY	Thrift	1,879	18	12-31	11/07	12.43	558
ROMA	Roma Fin Corp MHC of NJ (27.0)	NASDAQ	Robbinsville, NJ	Thrift	1,240	10	12-31	07/06	12.39	383
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,183	19	12-31	06/07	6.86	149
FXCB	Fox Chase Bncp MHC of PA(41.0)	NASDAQ	Hatboro, PA	Thrift	1,170	12	12-31	10/06	9.91	136
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,111	20	12-31	02/08	7.10	95
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,053	13	09-30	04/07	11.97	178
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,046	7	12-31	10/07	8.80	60
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	1,002	4	12-31	/	3.45	35
CSBK	Clifton Svg Bp MHC of NJ(37.1)	NASDAQ	Clifton, NJ	Thrift	1,002	10	03-31	03/04	9.22	246
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	825	6	09-30	08/87	12.40	45
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	810	10	03-31	10/94	7.30	18
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	741	13	09-30	06/88	5.58	17
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	725	15	12-31	07/94	18.60	50
OSHC	Ocean Shr Hldg MHC of NJ(42.8)	NASDAQ	Ocean City, NJ	Thrift	724	8	12-31	12/04	7.69	64
MLVF	Malvern Fed Bncp MHC PA(45.0)	NASDAQ	Paoli, PA	Thrift	707	8	09-30	05/08	9.64	59
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	587	18	09-30	04/08	8.57	27
PBCI	Pamrapo Bancorp, Inc. of NJ (3)	NASDAQ	Bayonne, NJ	Thrift	575	11	12-31	11/89	6.71	33
COBK	Colonial Bank MHC of NJ (44.8)	NASDAQ	Bridgeton, NJ	Thrift	559	7	12-31	06/05	6.70	30
MGYR	Magyar Bancorp MHC of NJ(44.5)	NASDAQ	Nw Brunswick, NJ	Thrift	558	5	09-30	01/06	3.35	19
ONFC	Oneida Financl MHC of NY(44.9)	NASDAQ	Oneida, NY	Thrift	558	13	12-31	12/98	8.73	68
BFSB	Brooklyn Fed MHC of NY (24.7)	NASDAQ	Brooklyn, NY	Thrift	526	4	09-30	04/05	11.98	147
FKFS	First Keystone Fin., Inc of PA (3)	NASDAQ	Media, PA	Thrift	525	8	09-30	01/95	8.85	22
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	517	6	12-31	07/06	6.70	89
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	516	11	12-31	03/85	15.01	29
PBIP	Prudential Bncp MHC PA (29.3)	NASDAQ	Philadelphia, PA	Thrift	515	7	09-30	03/05	9.81	101
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Catskill, NY	Thrift	461	10	06-30	12/98	14.99	62
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	458	5	12-31	08/88	2.20	17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 30, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
ALLB	Alliance Bank MHC of PA (42.0)	NASDAQ	Broomall, PA	Thrift	436	9	12-31	01/07	8.71	60
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	419	6	06-30	11/93	14.50	30
LSBK	Lake Shore Bnp MHC of NY(41.3)	NASDAQ	Dunkirk, NY	Thrift	418	8	12-31	04/06	7.75	48
MSBF	MSB Fin Corp MHC of NJ (41.8)	NASDAQ	Millington, NJ	Thrift	352	4	06-30	01/07	8.02	42
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	347	8	12-31	11/95	7.00	17
FFCO	FedFirst Fin MHC of PA (42.5)	NASDAQ	Monessen, PA	Thrift	346	9	12-31	04/05	3.25	21
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	337	5	12-31	03/05	8.55	59
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	241	6	09-30	04/07	8.00	15
IFSB	Independence FSB of DC (3)	NASDAQ	Washington, DC	Thrift	184	4	12-31	06/85	1.61	2
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	16,422	164	12-31	04/97	0.90	422
TFSL	TFS Fin Corp MHC of OH (26.5)	NASDAQ	Cleveland, OH	Thrift	10,783	37	09-30	04/07	11.66	3,602
CFFN	Capitol Fd Fn MHC of KS (29.6)	NASDAQ	Topeka, KS	Thrift	8,319	38	09-30	04/99	30.33	2,247
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	5,293	79	03-31	07/92	0.77	17
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,448	78	12-31	10/03	7.02	327
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,404	47	06-30	01/99	3.04	52
TONE	TierOne Corp. of Lincoln NE (3)	NASDAQ	Lincoln, NE	Thrift	3,161	69	12-31	10/02	1.99	36
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,487	39	12-31	07/98	1.50	46
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,024	27	12-31	10/95	14.42	117
CTZN	Citizens First Bancorp of MI (3)	NASDAQ	Port Huron, MI	Thrift	1,933	24	12-31	03/01	0.37	3
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,928	10	12-31	10/05	3.41	107
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,615	9	09-30	09/85	24.60	194
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,573	18	12-31	06/05	9.44	202
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,509	12	09-30	12/98	7.31	74
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,384	21	12-31	12/99	6.25	44
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,177	33	06-30	04/92	10.75	43
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,095	21	12-31	07/98	4.73	51
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	1,054	15	12-31	06/94	5.72	24
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,002	19	12-31	02/98	10.14	36
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	912	17	06-30	12/92	2.25	18
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	820	16	09-30	09/93	21.53	56
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	604	4	12-31	07/06	7.50	61
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	547	12	09-30	11/06	4.03	22
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	461	11	12-31	03/96	15.90	21
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	449	12	12-31	01/99	17.00	47
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	404	11	03-31	01/03	5.90	18
UCBA	United Comm Bncp MHC IN (40.8)	NASDAQ	Lawrenceburg, IN	Thrift	402	6	06-30	03/06	6.30	50
LPSB	LaPorte Bancrp MHC of IN(45.6)	NASDAQ	La Porte, IN	Thrift	391	7	12-31	10/07	4.37	20
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	388	8	12-31	12/96	13.05	20
LBCP	Liberty Bancorp, Inc. of MO (3)	NASDAQ	Liberty, MO	Thrift	384	6	09-30	07/06	7.85	28
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	376	5	12-31	02/95	11.77	18
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	343	7	12-31	01/04	7.72	68
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	311	8	12-31	01/88	6.54	11
JXSB	Jcksnville Bcp MHC of IL(45.9)	NASDAQ	Jacksonville, IL	Thrift	296	8	12-31	04/95	9.50	18
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	288	4	12-31	12/98	2.01	8
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	246	7	09-30	12/08	10.50	27
KFFB	KY Fst Fed Bp MHC of KY (39.9)	NASDAQ	Hazard, KY	Thrift	241	4	06-30	03/05	10.51	83
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	240	9	12-31	04/05	1.80	5
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	230	11	06-30	12/93	8.80	14
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	225	4	12-31	08/96	4.60	5
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	189	4	06-30	04/96	14.50	15
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	20,813	303	12-31	04/07	16.03	5,532
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,581	89	12-31	04/04	11.08	1,182
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,681	42	12-31	06/00	20.55	286
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,641	17	12-31	07/02	9.79	578
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	1,807	15	12-31	01/08	13.73	240

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 30, 2009

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
RCKB	Rockville Fin MHC of CT (42.9)	NASDAQ	Vrn Rockville CT	Thrift	1,541	20	12-31	05/05	10.35	194
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,239	13	12-31	12/07	12.85	208
EBSB	Meridian Fn Serv MHC MA (43.4)	NASDAQ	East Boston, MA	Thrift	1,185	14	12-31	01/08	8.60	191
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,165	11	12-31	01/07	8.05	246
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	950	17	12-31	10/05	9.56	84
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	912	28	12-31	05/86	9.25	53
SIFI	SI Fin Gp Inc MHC of CT (38.2)	NASDAQ	Willimantic, CT	Thrift	873	20	12-31	10/04	4.25	50
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	862	9	12-31	12/88	28.50	61
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	788	7	12-31	05/86	10.46	47
NEBS	New England Banchrs Inc of CT (3)	NASDAQ	Enfield, CT	Thrift	675	15	03-31	12/05	5.30	34
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	568	8	06-30	01/07	10.85	81
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	560	11	03-31	10/86	8.14	13
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	539	6	12-31	07/06	12.58	80
NVSL	Naug Vlly Fin MHC of CT (40.5)	NASDAQ	Naugatuck, CT	Thrift	537	9	12-31	10/04	4.40	31
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	477	7	06-30	10/04	3.87	25
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	449	5	12-31	07/06	12.40	49
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	247	7	04-30	12/87	7.20	15
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	12,043	136	09-30	11/82	17.15	1,925
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,298	1	12-31	10/07	5.92	119
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	920	18	03-31	10/97	3.21	35
RPFG	Rainier Pacific Fin Grp of WA (3)	NASDAQ	Tacoma, WA	Thrift	821	14	12-31	10/03	0.42	3
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	675	22	09-30	01/98	4.57	32
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,607	53	09-30	11/83	13.49	214
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,215	69	12-31	12/98	2.12	21
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	NASDAQ	Waycross, GA	Thrift	987	13	12-31	10/04	1.45	19
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	836	14	12-31	10/02	6.04	45
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	790	20	09-30	04/95	31.00	65
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	787	18	12-31	05/96	3.51	17
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	663	5	06-30	07/03	5.25	35
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	531	10	03-31	03/88	4.50	20
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	527	11	12-31	10/08	12.01	107
HBOS	Heritage Fn Gp MHC of GA(24.4)	NASDAQ	Albany, GA	Thrift	471	7	12-31	06/05	8.11	84
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	350	4	12-31	11/07	10.20	45
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	322	3	12-31	07/07	14.28	76
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	265	5	12-31	04/97	15.00	19
South-West Companies										
VPFG	ViewPoint Finl MHC of TX(43.1)	NASDAQ	Plano, TX	Thrift	2,288	31	12-31	10/06	13.40	334
OSBK	Osage Bancshares, Inc. of OK (3)	NASDAQ	Pawhuska, OK	Thrift	158	2	06-30	01/07	7.50	21
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,422	3	12-31	10/96	3.67	27
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,328 P	26	12-31	07/09	16.49	202
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	673	17	09-30	12/07	11.55	193
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 10/30/09

EXHIBIT III-2

Anchor Bank

Public Market Pricing of Washington, California and MidWestern Thrifts

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of October 30, 2009

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.22	248.88	-0.15	11.97	18.54	80.98	9.66	90.20	17.86	0.26	2.38	35.53	2,532	11.28	10.49	2.56	-0.24	-1.09	-0.06	-0.23
State of WA	6.25	422.72	-0.27	10.06	38.08	54.88	6.80	64.12	29.13	0.16	2.43	0.00	3,152	11.82	10.74	6.54	-1.12	-3.23	-0.42	-2.46
Comparable Group																				
State of WA																				
FFNW First Fin NW, Inc of Renton WA	5.92	118.62	-1.39	12.67	NM	46.72	9.14	46.72	NM	0.34	5.74	NM	1,298	19.56	19.56	11.05	-2.32	-9.97	-2.24	-9.62
RPFG Rainier Pacific Fin Grp of WA	0.42	2.64	-0.53	6.66	NM	6.31	0.32	6.77	NM	0.00	0.00	NM	821	5.10	4.77	4.85	-2.99	NM	-0.39	-6.85
RVSB Riverview Bancorp, Inc. of WA	3.21	35.07	-0.10	8.16	NM	39.34	3.81	55.54	NM	0.00	0.00	NM	920	9.72	7.11	6.20	-0.34	-3.41	-0.12	-1.22
TSBK Timberland Bancorp, Inc. of WA	4.57	32.20	0.21	10.40	38.08	43.94	4.77	48.21	21.76	0.24	5.25	NM	675	13.14	12.30	5.01	0.12	1.01	0.22	1.77
WFSL Washington Federal, Inc. of WA	17.15	1925.05	0.47	12.42	NM	138.08	15.98	163.33	36.49	0.20	1.17	NM	12,043	11.58	9.96	5.60	-0.07	-0.54	0.44	3.62

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of October 30, 2009

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tng Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.22	248.88	-0.15	11.97	18.54	80.98	9.66	90.20	17.86	0.26	2.38	35.53	2,532	11.28	10.49	2.56	-0.24	-1.09	-0.06	-0.23
State of CA	5.86	30.91	-0.48	11.62	14.38	56.48	4.32	58.31	12.14	0.15	2.23	14.49	1,041	7.44	7.28	3.25	-0.26	1.64	-0.14	-4.77
Comparable Group																				
State of CA																				
BOFI Bofi Holding, Inc. Of CA	8.34	67.41	1.28	9.79	10.43	85.19	5.18	85.19	6.52	0.00	0.00	0.00	1,302	6.83	6.83	1.01	0.53	7.74	0.84	12.38
BYFC Broadway Financial Corp. of CA	5.45	9.50	0.85	12.71	7.90	42.88	1.97	42.88	6.41	0.20	3.67	28.99	482	6.85	6.85	2.15	0.28	4.13	0.35	5.09
FPTB First PacTrust Bancorp of CA	4.75	20.18	-0.45	18.02	NM	26.36	2.26	26.36	NM	0.20	4.21	NM	894	10.70	10.70	5.57	-0.28	-2.68	-0.22	-2.11
HWFG Harrington West Fncl Grp of CA	0.68	5.01	-1.96	3.75	NM	18.13	0.46	23.13	NM	0.00	0.00	NM	1,092	2.63	2.10	3.44	-2.15	NM	-1.23	-34.09
KFED K-Fed Bancorp MHC of CA (33.4)	8.93	39.68	0.38	6.96	24.81	128.30	13.27	134.29	23.50	0.44	4.93	NM	895	10.34	9.93	1.05	0.56	5.22	0.59	5.52
PROV Provident Fin. Holdings of CA	7.02	43.66	-2.96	18.47	NM	38.01	2.76	38.01	NM	0.04	0.57	NM	1,580	7.27	7.27	6.29	-0.47	-6.24	-1.16	-15.39

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2C
Market Pricing Comparatives
Prices As of October 30, 2009

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.22	248.88	-0.15	11.97	18.54	80.98	9.66	90.20	17.86	0.26	2.38	35.53	2,532	11.28	10.49	2.56	-0.24	-1.09	-0.06	-0.23
Special Selection Grouping(8)	8.12	175.47	-1.91	11.76	16.88	69.24	7.15	73.21	20.92	0.31	2.34	36.84	3,664	9.23	8.79	4.64	-1.10	-5.97	-1.12	-9.18
Comparable Group																				
Special Comparative Group(8)																				
ABCW Anchor BanCorp Wisconsin of WI	0.77	16.62	-12.08	5.86	NM	13.14	0.31	13.63	NM	0.00	0.00	NM	5,293	3.83	3.75	7.09	-4.97	NM	-5.16	NM
BKMU Bank Mutual Corp of WI	7.02	326.97	0.31	8.58	17.55	81.82	9.48	94.61	22.65	0.36	5.13	NM	3,448	11.69	10.27	1.34	0.53	4.61	0.41	3.57
BFIN BankFinancial Corp. of IL	9.44	202.17	-0.05	12.34	NM	76.50	12.85	85.43	NM	0.28	2.97	NM	1,573	16.80	15.32	2.57	-1.16	-6.52	-0.07	-0.40
CITZ CFS Bancorp, Inc of Munster IN	4.73	50.96	-0.59	10.72	NM	44.12	4.66	44.12	NM	0.04	0.85	NM	1,095	10.55	10.55	5.57	-0.78	-7.38	-0.57	-5.44
CFFN Capitol Fd Fn MHC of KS (29.6)	30.33	664.38	0.89	12.45	34.47	243.61	27.02	243.61	34.08	2.00	6.59	NM	8,319	11.09	11.09	0.41	0.80	7.29	0.81	7.37
CTZN Citizens First Bancorp of MI	0.37	2.85	-6.49	7.72	NM	4.79	0.15	4.94	NM	0.00	0.00	NM	1,933	3.08	2.99	7.28	-4.33	NM	-2.53	-44.91
FDEF First Defiance Fin. Corp of OH	14.42	117.06	0.53	24.20	18.49	59.59	5.78	88.47	27.21	0.16	1.11	20.51	2,024	11.50	8.60	2.42	0.32	2.94	0.22	2.00
FPFC First Place Fin. Corp. of OH	3.04	51.60	-7.01	12.51	NM	24.30	1.52	25.70	NM	0.00	0.00	NM	3,404	8.27	7.95	4.13	-3.34	-39.24	-3.56	-41.80
FBC Flagstar Bancorp, Inc. of MI	0.90	421.68	-1.26	1.38	NM	65.22	2.57	65.22	NM	0.00	0.00	NM	16,422	5.56	5.56	6.64	-2.80	NM	-3.87	NM
HFFC HF Financial Corp. of SD	10.75	43.47	1.32	16.98	6.64	63.31	3.69	68.21	8.14	0.45	4.19	27.78	1,177	5.84	5.44	1.07	0.57	8.52	0.46	6.94
HMNF HMN Financial, Inc. of MN	5.72	24.28	-5.59	17.94	NM	31.88	2.30	31.88	NM	0.00	0.00	NM	1,054	9.46	9.46	7.54	-2.02	-22.19	-2.15	-23.59
HFBC HopFed Bancorp, Inc. of KY	10.14	36.48	0.81	17.08	9.94	59.37	3.64	66.27	12.52	0.48	4.73	47.06	1,002	7.97	7.37	0.91	0.40	5.22	0.31	4.15
MFSF MutualFirst Fin. Inc. of IN	6.25	43.66	-2.53	14.03	NM	44.55	3.15	47.78	NM	0.48	7.68	NM	1,384	9.36	8.92	2.41	-1.49	-16.38	-1.35	-14.80
NASB NASB Fin, Inc. of Grandview MO	24.60	193.55	-0.22	20.58	14.22	119.53	11.98	121.54	NM	0.90	3.66	52.02	1,615	10.03	9.88	2.87	0.87	8.73	-0.11	-1.11
PULB Pulaski Fin Cp of St. Louis MO	7.31	73.82	-0.20	8.59	NM	85.10	4.89	89.47	NM	0.38	5.20	NM	1,509	7.77	7.51	4.12	-0.03	-0.42	-0.15	-2.08
TFSL TFS Fin Corp MHC of OH (26.5)	11.66	954.24	0.08	5.75	NM	202.78	33.41	203.85	NM	0.28	2.40	NM	10,783	16.48	16.40	2.60	0.38	2.20	0.23	1.35
TONE TierOne Corp. of Lincoln NE	1.99	35.89	-1.79	13.55	NM	14.69	1.14	14.93	NM	0.00	0.00	NM	3,161	7.73	7.62	10.69	-0.85	-10.44	-0.99	-12.22
UCFC United Community Fin. of OH	1.50	46.35	-1.50	7.59	NM	19.76	1.86	19.82	NM	0.00	0.00	NM	2,487	9.43	9.41	5.43	-1.59	-17.20	-1.76	-19.11
WSBF Waterstone Fin MHC of WI(26.2)	3.41	27.96	-0.90	5.55	NM	61.44	5.53	61.44	NM	0.00	0.00	NM	1,928	9.00	9.00	13.09	-1.42	-15.22	-1.48	-15.93

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets Over $1 Billion;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2D
Market Pricing Comparatives
Prices As of October 30, 2009

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.22	248.88	-0.15	11.97	18.54	80.98	9.66	90.20	17.86	0.26	2.38	35.53	2,532	11.28	10.49	2.56	-0.24	-1.09	-0.06	-0.23
Special Selection Grouping(8)	8.83	39.33	-1.09	10.78	0.00	69.86	5.75	76.89	13.43	0.24	2.64	0.00	721	8.57	7.73	3.66	-1.08	-12.52	-0.94	-12.04
Comparable Group																				
Special Comparative Group(8)																				
CZWI Citizens Comm Bncorp Inc of WI	4.03	22.07	0.30	10.19	NM	39.55	4.04	45.03	13.43	0.20	4.96	NM	547	10.21	9.08	0.91	-0.66	-5.11	0.33	2.55
FCLF First Clover Leaf Fin Cp of IL	7.50	61.13	-0.78	9.83	NM	76.30	10.12	91.24	NM	0.24	3.20	NM	604	13.27	11.34	2.30	-1.10	-7.11	-1.13	-7.30
CASH Meta Financial Group of IA	21.53	56.15	-0.90	16.91	NM	127.32	6.85	134.98	NM	0.52	2.42	NM	820	5.38	5.09	2.41	-0.31	-5.48	-0.29	-4.99
PVFC PVF Capital Corp. of Solon OH	2.25	17.95	-2.99	6.20	NM	36.29	1.97	36.29	NM	0.00	0.00	NM	912	5.42	5.42	9.00	-2.24	-32.39	-2.66	-38.43

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets $500 Million-$1 Billion;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2009 (000)	Proj. Pop. 2014	2000-2009 % Change	2009-2014 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
MutualFirst Financial, Inc. of IN	Delaware, IN	119	115	112	-3.2%	-2.6%	23,929	92.0%	21.7%
Bofi Holding, Inc. of CA	San Diego, CA	2,814	3,093	3,227	9.9%	4.3%	28,629	101.5%	1.2%
First Financial NW, Inc. of WA	King, WA	1,737	1,913	2,007	10.1%	4.9%	39,623	134.7%	1.8%
HF Financial Corp. of SD	Minnehaha, SD	148	178	194	19.9%	9.2%	27,800	121.5%	0.8%
CFS Bancorp, Inc. of IN	Lake, IN	485	500	506	3.2%	1.2%	24,932	95.9%	7.8%
HMN Financial, Inc. of MN	Olmsted, MN	124	144	153	16.0%	5.9%	34,628	110.7%	14.0%
HopFed Bancorp, Inc. of KY	Christian, KY	72	78	81	7.5%	3.7%	18,567	79.3%	22.8%
Riverview Bancorp, Inc. of WA	Clark, WA	345	435	485	26.1%	11.3%	27,578	93.7%	10.8%
PVF Capital Corp. of OH	Cuyahoga, OH	1,394	1,302	1,249	-6.6%	-4.1%	27,294	102.7%	0.9%
First PacTrust Bancorp of CA	San Diego, CA	2,814	3,093	3,227	9.9%	4.3%	28,629	101.5%	1.0%
Meta Financial Group of IA	Buena Vista, IA	20	20	20	-1.4%	-0.3%	20,549	81.0%	9.3%
Timberland Bancorp, Inc. of WA	Grays Harbor, WA	67	72	74	7.5%	2.3%	20,623	70.1%	18.6%
First Clover Leaf Financial Corp. of IL	Madison, IL	259	269	274	4.0%	1.7%	26,018	91.0%	10.4%
Citizens Community Bncp, Inc. of WI	Eau Claire, WI	93	98	101	5.5%	2.7%	25,613	93.5%	10.8%
	Averages:	749	808	836	7.8%	3.2%	26,744	97.8%	9.4%
	Medians:	204	224	234	7.5%	3.2%	26,656	94.8%	9.9%
Anchor Mutual SB	**Grays Harbor**	**67**	**72**	**74**	**7.5%**	**2.3%**	**20,623**	**70.1%**	**28.6%**

(1) Total institution deposits in headquarters county as percent of total county deposits.
Sources: SNL Financial, LC., FDIC.

EXHIBIT IV-1
Anchor Bank
Stock Prices: As of October 30, 2009

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of October 30, 2009

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(108)	9.33	30,811	301.2	12.96	6.49	9.56	-3.67	-17.33	-2.69	-0.51	-0.26	13.53	12.34	157.10
NYSE Traded Companies(6)	7.50	189,517	1,187.8	12.62	5.29	7.69	-7.84	-41.75	-23.79	-1.04	-1.03	9.45	6.02	107.28
AMEX Traded Companies(1)	31.00	2,097	65.0	35.75	22.35	32.00	-3.13	3.47	23.95	3.47	3.85	33.41	31.63	376.50
NASDAQ Listed OTC Companies(101)	9.23	21,483	249.8	12.75	6.41	9.44	-3.42	-16.06	-1.68	-0.52	-0.25	13.58	12.53	157.90
California Companies(5)	5.25	5,532	29.2	8.56	3.20	5.37	-8.13	-6.15	11.21	-0.74	-0.65	12.55	12.39	210.08
Florida Companies(2)	2.65	26,686	44.1	7.51	1.83	2.96	-13.97	-64.64	-47.12	-3.03	-3.22	5.71	5.54	120.35
Mid-Atlantic Companies(31)	10.04	51,652	587.4	14.60	7.11	10.21	-1.36	-20.16	-13.98	0.06	0.38	12.96	11.32	163.10
Mid-West Companies(33)	8.01	22,437	63.1	11.41	4.87	8.31	-6.14	-21.66	6.34	-1.44	-1.35	13.78	13.05	171.57
New England Companies(17)	12.14	37,529	517.0	15.05	9.67	12.39	-1.40	-4.49	3.78	0.09	0.50	14.74	12.73	134.34
North-West Companies(5)	6.25	31,310	422.7	9.17	3.84	6.42	-8.03	-31.67	-17.59	-1.14	-0.27	10.06	8.93	96.54
South-East Companies(11)	11.53	6,136	64.4	14.90	8.00	11.81	-0.70	-12.62	-2.80	0.40	0.67	16.08	14.90	150.45
South-West Companies(1)	7.50	2,784	20.9	10.25	6.80	7.50	0.00	1.35	3.31	-0.57	-0.01	8.92	8.50	56.86
Western Companies (Excl CA)(3)	10.57	12,091	140.5	13.45	8.05	10.54	-1.90	0.93	3.95	0.70	0.54	15.47	15.47	159.56
Thrift Strategy(102)	9.34	28,288	260.5	12.76	6.51	9.57	-3.55	-16.04	-1.67	-0.36	-0.06	13.54	12.35	153.71
Mortgage Banker Strategy(3)	3.09	25,673	44.2	7.89	1.68	3.30	-14.13	-47.09	-30.48	-5.91	-6.78	9.24	9.06	202.04
Real Estate Strategy(1)	2.25	7,979	18.0	4.15	1.20	2.03	10.84	-43.75	26.40	-2.52	-2.99	6.20	6.20	114.33
Diversified Strategy(2)	21.82	176,088	2,863.6	34.89	15.60	21.92	-1.07	-23.69	-26.29	1.03	0.97	23.19	19.89	280.57
Companies Issuing Dividends(75)	10.86	33,688	404.6	14.85	7.57	11.12	-2.15	-13.51	-3.03	0.15	0.35	14.59	13.02	166.44
Companies Without Dividends(33)	5.65	23,851	51.0	8.37	3.90	5.77	-7.34	-26.57	-1.86	-2.12	-1.74	10.98	10.71	134.51
Equity/Assets <6%(20)	5.88	38,632	113.2	9.70	3.27	6.07	-9.01	-34.06	-10.59	-2.15	-1.41	10.52	10.02	210.69
Equity/Assets 6-12%(58)	9.87	19,442	218.4	13.84	6.49	10.18	-3.44	-17.14	1.27	-0.15	-0.03	14.78	13.70	180.59
Equity/Assets >12%(30)	10.50	47,459	577.5	13.34	8.55	10.59	-0.71	-7.09	-5.21	-0.15	0.05	13.07	11.23	78.53
Actively Traded Companies(6)	15.55	27,282	452.1	19.39	9.39	16.28	-4.08	-6.08	21.23	0.16	1.01	17.81	16.70	251.34
Market Value Below $20 Million(26)	5.61	4,089	13.0	8.90	3.58	5.74	-6.09	-30.19	-4.58	-1.75	-1.15	12.18	11.97	177.86
Holding Company Structure(102)	9.22	32,296	315.7	12.90	6.42	9.43	-3.55	-18.41	-2.90	-0.60	-0.33	13.52	12.33	155.69
Assets Over $1 Billion(51)	9.31	60,502	598.5	13.94	6.39	9.62	-5.42	-23.60	-12.10	-0.80	-0.67	12.61	10.94	151.04
Assets $500 Million-$1 Billion(32)	9.58	5,495	45.3	12.46	6.47	9.72	-1.23	-14.28	4.82	-0.29	0.22	14.42	13.19	175.03
Assets $250-$500 Million(16)	10.16	3,317	29.8	12.45	7.57	10.36	-2.97	-7.69	8.18	0.07	0.28	14.74	14.53	159.25
Assets less than $250 Million(9)	7.17	1,941	13.2	10.10	5.23	7.20	-3.56	-10.10	4.39	-0.70	-0.56	13.46	13.36	125.18
Goodwill Companies(64)	9.64	39,906	461.4	13.89	6.44	9.89	-4.29	-21.40	-8.59	-0.66	-0.35	13.31	11.30	162.60
Non-Goodwill Companies(44)	8.88	17,486	66.5	11.59	6.58	9.07	-2.74	-11.36	5.96	-0.29	-0.12	13.87	13.87	149.04
Acquirors of FSLIC Cases(2)	9.38	56,900	963.8	11.69	5.63	9.64	-10.13	-14.05	-19.35	-0.18	0.03	9.11	8.15	113.01

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 30, 2009

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	8.93	28,005	106.7	12.11	6.95	9.10	-2.49	-15.70	-6.62	0.01	0.16	7.73	7.32	70.42
NASDAQ Listed OTC Companies(40)	8.93	28,005	106.7	12.11	6.95	9.10	-2.49	-15.70	-6.62	0.01	0.16	7.73	7.32	70.42
California Companies(1)	8.93	13,305	39.7	10.33	6.15	9.26	-3.56	11.35	37.38	0.36	0.38	6.96	6.65	67.28
Mid-Atlantic Companies(23)	9.14	23,560	90.8	11.61	7.02	9.22	-1.33	-10.75	-5.42	0.07	0.21	7.75	7.37	70.10
Mid-West Companies(8)	10.48	55,682	218.0	15.48	8.90	10.90	-4.35	-16.36	-0.87	0.14	0.09	8.55	7.88	70.94
New England Companies(5)	6.29	13,264	41.8	9.42	4.44	6.34	0.35	-28.14	-15.99	-0.31	0.25	7.20	6.88	71.83
South-East Companies(2)	4.78	11,927	13.7	9.20	3.23	5.09	-13.28	-47.32	-36.35	-0.47	-0.34	5.87	5.71	59.31
South-West Companies(1)	13.40	24,929	144.0	17.00	10.47	14.04	-4.56	-20.71	-16.51	0.01	-0.10	7.94	7.90	91.78
Thrift Strategy(40)	8.93	28,005	106.7	12.11	6.95	9.10	-2.49	-15.70	-6.62	0.01	0.16	7.73	7.32	70.42
Companies Issuing Dividends(29)	10.10	27,938	109.0	13.12	7.87	10.25	-0.88	-7.65	-0.53	0.16	0.30	7.79	7.38	68.37
Companies Without Dividends(11)	5.94	28,174	100.8	9.53	4.60	6.20	-6.58	-36.17	-22.12	-0.37	-0.20	7.58	7.16	75.65
Equity/Assets <6%(1)	7.00	2,485	6.3	8.20	4.75	7.00	0.00	16.67	12.00	0.14	0.71	8.09	6.55	139.73
Equity/Assets 6-12%(23)	8.71	18,025	83.1	12.42	6.88	8.84	-2.78	-20.44	-8.84	-0.09	0.13	7.89	7.57	84.83
Equity/Assets >12%(16)	9.35	43,322	145.4	11.92	7.18	9.60	-2.24	-11.20	-4.72	0.14	0.16	7.50	7.03	46.28
Market Value Below $20 Million(4)	5.33	5,904	7.5	9.42	3.89	5.88	-14.26	-29.82	-24.20	-0.43	-0.37	8.29	7.49	115.94
Holding Company Structure(37)	8.90	28,940	111.1	12.15	6.94	9.07	-2.47	-16.91	-7.47	0.00	0.16	7.86	7.42	72.00
Assets Over $1 Billion(15)	11.75	64,212	259.8	15.82	9.38	12.07	-3.26	-18.58	-14.15	0.04	0.14	7.69	7.44	60.41
Assets $500 Million-$1 Billion(12)	6.97	9,493	24.2	10.18	5.51	7.08	-3.79	-21.47	-9.70	-0.11	0.01	7.45	7.09	76.59
Assets $250-$500 Million(12)	7.47	5,955	16.7	9.47	5.34	7.43	0.49	-8.66	4.05	0.09	0.34	8.10	7.56	79.26
Assets less than $250 Million(1)	10.51	7,867	33.0	15.00	9.50	11.90	-11.68	9.48	7.79	0.10	0.11	7.42	5.53	30.62
Goodwill Companies(22)	8.15	38,128	135.1	11.23	6.23	8.34	-2.35	-17.32	-9.34	-0.07	0.16	7.45	6.68	67.96
Non-Goodwill Companies(18)	9.83	16,194	73.6	13.13	7.79	10.00	-2.65	-13.80	-3.43	0.10	0.16	8.06	8.06	73.30
MHC Institutions(40)	8.93	28,005	106.7	12.11	6.95	9.10	-2.49	-15.70	-6.62	0.01	0.16	7.73	7.32	70.42

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 30, 2009

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.98	97,048	968.5	19.64	5.85	10.74	-7.08	-46.00	-39.44	0.25	0.85	12.34	10.43	217.43
BBX	BankAtlantic Bancorp Inc of FL*	1.47	49,220	72.4	6.74	0.66	1.92	-23.44	-77.03	-74.66	-4.89	-5.30	3.38	3.05	106.89
FBC	Flagstar Bancorp, Inc. of MI*	0.90	468,530	421.7	2.22	0.40	1.11	-18.92	-61.04	26.76	-0.91	-1.26	1.38	1.38	35.05
NYB	New York Community Bcrp of NY*	10.79	355,840	3,839.5	15.87	7.68	10.96	-1.55	-26.85	-9.78	0.86	1.06	11.83	4.77	92.35
NAL	NewAlliance Bancshares of CT*	11.08	106,639	1,181.6	14.58	9.36	10.86	2.03	-18.23	-15.87	0.40	0.37	13.20	7.88	80.47
PFS	Provident Fin. Serv. Inc of NJ*	10.75	59,825	643.1	16.65	7.81	10.55	1.90	-21.36	-29.74	-1.95	-1.92	14.58	8.59	111.47
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	31.00	2,097	65.0	35.75	22.35	32.00	-3.13	3.47	23.95	3.47	3.85	33.41	31.63	376.50
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	6.86	21,675	148.7	10.43	5.88	7.09	-3.24	-31.81	-25.84	0.01	0.04	10.52	10.52	54.60
ALLB	Alliance Bank MHC of PA (42.0)	8.71	6,847	25.0	8.89	7.25	8.51	2.35	8.88	16.13	0.16	0.20	7.08	7.08	63.73
ABCW	Anchor BanCorp Wisconsin of WI*	0.77	21,579	16.6	6.45	0.38	0.95	-18.95	-85.28	-72.10	-11.63	-12.08	5.86	5.65	245.27
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	1.45	13,444	6.8	7.61	1.38	1.93	-24.87	-77.83	-62.82	-0.84	-0.74	5.76	5.54	73.38
BCSB	BCSB Bancorp, Inc. of MD*	8.57	3,121	26.7	10.45	6.59	8.60	-0.35	-6.13	-1.61	0.02	0.18	15.77	15.00	188.11
BKMU	Bank Mutual Corp of WI*	7.02	46,577	327.0	11.76	6.51	7.53	-6.77	-36.01	-39.17	0.40	0.31	8.58	7.42	74.02
BFIN	BankFinancial Corp. of IL*	9.44	21,416	202.2	13.48	7.19	9.41	0.32	-22.81	-7.36	-0.82	-0.05	12.34	11.05	73.44
BFED	Beacon Federal Bancorp of NY*	8.80	6,781	59.7	9.50	6.71	8.85	-0.56	9.59	7.32	-0.54	0.58	14.31	14.31	154.28
BNCL	Beneficial Mut MHC of PA(44.1)	9.25	81,854	334.7	12.15	8.31	9.37	-1.28	-20.53	-17.78	0.08	0.10	7.58	5.94	51.14
BHLB	Berkshire Hills Bancorp of MA*	20.55	13,928	286.2	31.39	18.46	21.92	-6.25	-17.64	-33.41	1.12	1.28	29.26	16.50	192.50
BOFI	Bofi Holding, Inc. Of CA*	8.34	8,083	67.4	8.90	3.01	8.39	-0.60	89.55	75.58	0.80	1.28	9.79	9.79	161.10
BYFC	Broadway Financial Corp. of CA*	5.45	1,743	9.5	8.00	3.84	5.47	-0.37	-8.25	41.93	0.69	0.85	12.71	12.71	276.71
BRKL	Brookline Bancorp, Inc. of MA*	9.79	59,031	577.9	12.50	7.57	9.62	1.77	-12.98	-8.08	0.25	0.28	8.23	7.43	44.74
BFSB	Brooklyn Fed MHC of NY (24.7)	11.98	12,299	36.4	14.55	9.50	12.10	-0.99	-8.90	-14.73	0.46	0.55	7.10	7.10	42.75
CITZ	CFS Bancorp, Inc of Munster IN*	4.73	10,773	51.0	9.03	1.71	4.73	0.00	-37.93	21.28	-0.80	-0.59	10.72	10.72	101.61
CMSB	CMS Bancorp Inc of W Plains NY*	8.00	1,872	15.0	8.49	5.78	8.00	0.00	6.67	14.29	-0.27	-0.29	11.44	11.44	128.81
CBNJ	Cape Bancorp, Inc. of NJ*	7.10	13,314	94.5	9.80	5.35	6.21	14.33	-13.94	-23.24	-3.12	-2.14	10.74	8.99	83.42
CFFN	Capitol Fd Fn MHC of KS (29.6)	30.33	74,098	664.4	47.64	30.24	31.12	-2.54	-31.50	-33.49	0.88	0.89	12.45	12.45	112.27
CARV	Carver Bancorp, Inc. of NY*	7.30	2,470	18.0	7.59	1.50	6.23	17.17	11.45	46.00	-2.68	-2.42	18.38	18.24	327.79
CEBK	Central Bncrp of Somerville MA*	8.14	1,640	13.3	9.48	3.04	8.13	0.12	18.14	68.18	-4.06	-0.12	19.69	18.33	341.53
CFBK	Central Federal Corp. of OH*	2.01	4,100	8.2	3.50	1.85	2.21	-9.05	-40.71	-32.55	-0.21	-0.26	6.11	6.11	70.34
CHEV	Cheviot Fin Cp MHC of OH(38.5)	7.72	8,869	26.3	9.80	5.15	7.75	-0.39	2.93	19.69	0.16	0.14	7.73	7.73	38.62
CBNK	Chicopee Bancorp, Inc. of MA*	12.58	6,389	80.4	13.95	9.90	12.85	-2.10	0.64	5.71	-0.06	-0.01	14.74	14.74	84.44
CZWI	Citizens Comm Bncorp Inc of WI*	4.03	5,477	22.1	7.41	4.03	4.50	-10.44	-32.95	-42.43	-0.60	0.30	10.19	8.95	99.82
CTZN	Citizens First Bancorp of MI*	0.37	7,714	2.9	4.05	0.35	0.49	-24.49	-87.67	-82.38	-11.11	-6.49	7.72	7.49	250.56
CSBC	Citizens South Bnkg Corp of NC*	6.04	7,527	45.5	7.90	3.86	5.99	0.83	-17.26	0.83	0.20	0.27	11.11	7.08	111.10
CSBK	Clifton Svg Bp MHC of NJ(37.1)	9.22	26,710	91.4	11.94	7.71	9.81	-6.01	-11.85	-22.26	0.18	0.20	6.50	6.50	37.50
COBK	Colonial Bank MHC of NJ (44.8)	6.70	4,423	13.3	11.48	5.51	6.66	0.60	-31.84	-14.65	0.29	0.38	9.66	9.66	126.30
CFFC	Community Fin. Corp. of VA*	4.50	4,362	19.6	6.15	2.04	3.80	18.42	-19.06	17.49	-1.48	0.30	7.98	7.98	121.82
DNBK	Danvers Bancorp, Inc. of MA*	13.73	17,480	240.0	15.27	11.00	14.00	-1.93	14.42	2.69	0.09	0.09	12.89	12.87	103.39
DCOM	Dime Community Bancshars of NY*	10.99	34,396	378.0	17.49	6.46	11.59	-5.18	-29.73	-17.37	0.68	0.85	8.24	6.62	115.55
ESBF	ESB Financial Corp. of PA*	11.66	12,041	140.4	15.44	8.21	12.45	-6.35	13.09	8.57	0.94	1.03	12.64	9.06	163.06
ESSA	ESSA Bancorp, Inc. of PA*	11.97	14,879	178.1	14.28	11.00	12.20	-1.89	-11.46	-15.29	0.39	0.43	12.44	12.44	70.77
ESBK	Elmira Svgs Bank, FSB of NY*	15.01	1,919	28.8	16.99	7.13	15.68	-4.27	0.13	11.19	1.49	1.63	17.79	10.92	268.79
FFDF	FFD Financial Corp of Dover OH*	14.50	1,010	14.6	15.90	10.01	13.75	5.45	26.09	32.54	1.05	0.76	17.71	17.71	187.14
FFCO	FedFirst Fin MHC of PA (42.5)	3.25	6,325	8.7	5.75	3.05	3.25	0.00	-41.44	-24.07	-0.32	0.24	6.39	6.22	54.66
FSBI	Fidelity Bancorp, Inc. of PA*	5.58	3,045	17.0	10.50	5.23	5.56	0.36	-46.86	-10.43	-0.28	1.18	14.24	13.36	243.23
FABK	First Advantage Bancorp of TN*	10.20	4,409	45.0	10.50	8.96	10.30	-0.97	4.62	-0.49	-2.02	0.26	15.82	15.82	79.45
FBSI	First Bancshares, Inc. of MO*	8.80	1,551	13.6	16.99	6.83	8.85	-0.56	-43.23	-44.30	-2.60	-2.87	15.32	15.20	148.24
FCAP	First Capital, Inc. of IN*	17.00	2,771	47.1	18.49	11.77	16.76	1.43	11.18	11.26	0.79	0.73	16.82	14.80	162.16
FCLF	First Clover Leaf Fin Cp of IL*	7.50	8,150	61.1	8.93	6.00	7.00	7.14	0.00	9.33	-0.76	-0.78	9.83	8.22	74.08
FCFL	First Community Bk Corp of FL*	3.82	4,151	15.9	8.28	3.00	4.00	-4.50	-52.25	-19.58	-1.17	-1.13	8.03	8.03	133.81
FDEF	First Defiance Fin. Corp of OH*	14.42	8,118	117.1	18.93	3.76	14.63	-1.44	47.14	86.55	0.78	0.53	24.20	16.30	249.27
FFNM	First Fed of N. Michigan of MI*	1.80	2,884	5.2	3.20	0.65	2.02	-10.89	-28.00	44.00	-0.98	-0.93	10.25	9.88	83.39
FFBH	First Fed. Bancshares of AR*	3.51	4,847	17.0	9.47	2.25	3.81	-7.87	-59.89	-53.69	-0.48	-0.48	14.58	14.58	162.31
FFNW	First Fin NW, Inc of Renton WA*	5.92	20,038	118.6	9.53	5.68	6.22	-4.82	-17.43	-36.62	-1.44	-1.39	12.67	12.67	64.78
FFCH	First Fin. Holdings Inc. of SC*	13.49	15,897	214.5	22.71	4.95	15.64	-13.75	-35.76	-33.35	2.19	0.49	14.34	12.09	226.90
FFHS	First Franklin Corp. of OH*	6.54	1,681	11.0	7.89	1.50	7.72	-15.28	9.36	63.50	-0.22	-0.64	14.28	14.28	184.73
FKFS	First Keystone Fin., Inc of PA*	8.85	2,433	21.5	10.49	6.30	8.85	0.00	-8.76	12.60	-1.20	-0.36	13.44	13.44	215.94
FNFG	First Niagara Fin. Group of NY*	12.84	188,151	2,415.9	16.45	9.48	13.17	-2.51	-12.77	-20.59	0.43	0.46	10.20	6.05	61.53

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 30, 2009

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing	12 Mo.	Book	Book	
Financial Institution		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
FPTB	First PacTrust Bancorp of CA*	4.75	4,249	20.2	10.80	4.48	4.88	-2.66	-51.23	-50.78	-0.57	-0.45	18.02	18.02	210.32
FPFC	First Place Fin. Corp. of OH*	3.04	16,973	51.6	7.16	1.40	3.21	-5.30	-36.67	-20.63	-6.58	-7.01	12.51	11.83	200.58
FSFG	First Savings Fin. Grp. of IN*	10.50	2,542	26.7	11.00	8.25	10.59	-0.85	16.67	7.03	-0.04	-0.02	20.52	20.52	96.61
FFIC	Flushing Fin. Corp. of NY*	11.23	30,114	338.2	16.50	4.03	11.29	-0.53	-28.10	-6.10	0.60	1.27	8.08	7.48	134.94
FXCB	Fox Chase Bncp MHC of PA(41.0)	9.91	13,679	56.0	12.00	8.05	10.27	-3.51	-16.09	-9.91	0.11	0.11	9.10	9.10	85.51
GSLA	GS Financial Corp. of LA*	15.00	1,274	19.1	17.44	10.51	15.04	-0.27	-0.07	20.00	0.77	0.48	22.09	22.09	207.80
GCBC	Green Co Bcrp MHC of NY (43.9)	14.99	4,105	27.0	15.99	9.83	14.36	4.39	27.57	42.63	1.00	1.30	9.81	9.81	112.19
HFFC	HF Financial Corp. of SD*	10.75	4,044	43.5	14.00	10.02	10.75	0.00	-12.60	-16.15	1.62	1.32	16.98	15.76	291.00
HMNF	HMN Financial, Inc. of MN*	5.72	4,245	24.3	9.01	1.52	6.29	-9.06	-34.93	36.84	-5.26	-5.59	17.94	17.94	248.20
HBNK	Hampden Bancorp, Inc. of MA*	10.85	7,447	80.8	11.30	7.75	10.85	0.00	11.17	18.71	0.04	0.06	12.98	12.98	76.23
HARL	Harleysville Svgs Fin Cp of PA*	12.40	3,628	45.0	16.22	10.08	12.65	-1.98	-0.88	-7.67	1.36	1.50	13.61	13.61	227.44
HWFG	Harrington West Fncl Grp of CA*	0.68	7,364	5.0	4.60	0.65	1.08	-37.04	-81.87	-66.00	-3.42	-1.96	3.75	2.94	148.29
HBOS	Heritage Fn Gp MHC of GA(24.4)	8.11	10,410	20.6	10.79	5.08	8.25	-1.70	-16.82	-9.89	-0.09	0.07	5.97	5.87	45.24
HIFS	Hingham Inst. for Sav. of MA*	28.50	2,124	60.5	33.95	22.10	29.65	-3.88	-1.72	13.59	3.38	3.40	29.41	29.41	405.82
HBCP	Home Bancorp Inc. Lafayette LA*	12.01	8,927	107.2	12.65	9.00	12.10	-0.74	17.29	23.18	0.42	0.61	14.58	14.58	59.08
HOME	Home Federal Bancorp Inc of ID*	11.55	16,698	192.9	12.07	6.63	11.55	0.00	1.94	7.74	-0.03	-0.07	11.90	11.90	40.29
HFBC	HopFed Bancorp, Inc. of KY*	10.14	3,598	36.5	12.50	8.13	10.25	-1.07	-16.89	1.50	1.02	0.81	17.08	15.30	278.43
HCBK	Hudson City Bancorp, Inc of NJ*	13.14	524,890	6,897.1	18.93	7.46	13.41	-2.01	-28.51	-17.67	0.96	0.95	9.80	9.50	109.37
IFSB	Independence FSB of DC*	1.61	1,552	2.5	4.77	1.50	2.00	-19.50	-30.00	-53.33	-0.29	-0.41	5.79	5.79	118.73
ISBC	Investors Bcrp MHC of NJ(43.5)	10.84	114,494	540.4	14.48	6.75	10.56	2.65	-23.18	-19.29	-0.57	0.35	7.16	6.97	71.06
JXSB	Jcksnville Bcp MHC of IL(45.9)	9.50	1,921	8.4	13.66	6.79	10.00	-5.00	0.00	-2.36	0.60	0.29	12.33	10.91	153.95
JFBI	Jefferson Bancshares Inc of TN*	5.25	6,706	35.2	9.80	4.66	5.25	0.00	-39.66	-37.50	0.38	0.39	11.86	8.16	98.82
KFED	K-Fed Bancorp MHC of CA (33.4)	8.93	13,305	39.7	10.33	6.15	9.26	-3.56	11.35	37.38	0.36	0.38	6.96	6.65	67.28
KFFB	KY Fst Fed Bp MHC of KY (39.9)	10.51	7,867	33.0	15.00	9.50	11.90	-11.68	9.48	7.79	0.10	0.11	7.42	5.53	30.62
KRNY	Kearny Fin Cp MHC of NJ (26.5)	9.85	69,155	180.5	12.94	7.78	9.97	-1.20	-14.94	-23.05	0.09	0.11	6.89	5.70	30.73
LSBX	LSB Corp of No. Andover MA*	10.46	4,500	47.1	12.20	7.11	10.69	-2.15	-12.98	43.09	-0.65	0.82	13.19	13.19	175.15
LSBI	LSB Fin. Corp. of Lafayette IN*	11.77	1,554	18.3	17.00	8.27	12.50	-5.84	-21.53	18.41	0.85	0.47	22.09	22.09	241.66
LPSB	LaPorte Bancrp MHC of IN(45.6)	4.37	4,636	9.2	6.74	3.85	4.35	0.46	-26.92	-16.76	0.01	0.05	10.18	8.13	84.39
LSBK	Lake Shore Bnp MHC of NY(41.3)	7.75	6,195	19.8	8.80	4.31	7.65	1.31	-8.28	10.71	0.40	0.44	8.72	8.72	67.54
LEGC	Legacy Bancorp, Inc. of MA*	9.56	8,747	83.6	13.46	7.90	10.25	-6.73	-18.15	-10.49	-0.25	0.19	14.11	12.71	108.61
LBCP	Liberty Bancorp, Inc. of MO*	7.85	3,622	28.4	8.60	5.80	7.70	1.95	-7.10	5.51	0.57	0.52	11.94	11.36	106.09
LABC	Louisiana Bancorp, Inc. of LA*	14.28	5,310	75.8	16.59	11.46	14.21	0.49	20.10	11.56	0.53	0.53	15.00	15.00	60.68
MSBF	MSB Fin Corp MHC of NJ (41.8)	8.02	5,271	17.8	10.20	7.76	8.03	-0.12	-11.48	-20.99	0.04	0.06	7.78	7.78	66.83
MGYR	Magyar Bancorp MHC of NJ(44.5)	3.35	5,767	8.6	8.20	2.65	4.60	-27.17	-58.13	-43.60	-1.61	-1.74	6.97	6.97	96.69
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.64	6,153	26.7	10.40	7.50	9.64	0.00	0.42	4.78	0.26	0.30	11.34	11.34	114.95
MFLR	Mayflower Bancorp, Inc. of MA*	7.20	2,085	15.0	8.36	4.40	7.10	1.41	25.22	33.33	0.01	0.43	9.49	9.48	118.43
EBSB	Meridian Fn Serv MHC MA (43.4)	8.60	22,258	83.5	9.95	6.34	8.97	-4.12	-7.33	-7.03	0.01	-0.03	8.66	8.66	53.25
CASH	Meta Financial Group of IA*	21.53	2,608	56.2	24.50	5.72	22.50	-4.31	87.22	139.22	-0.99	-0.90	16.91	15.95	314.23
MFSF	MutualFirst Fin. Inc. of IN*	6.25	6,985	43.7	10.50	3.50	7.35	-14.97	-27.33	-7.41	-2.80	-2.53	14.03	13.08	198.19
NASB	NASB Fin, Inc. of Grandview MO*	24.60	7,868	193.6	33.84	12.48	25.59	-3.87	-15.17	-8.89	1.73	-0.22	20.58	20.24	205.28
NECB	NE Comm Bncrp MHC of NY (45.0)	6.70	13,225	39.9	9.49	6.00	6.79	-1.33	-17.99	-3.46	0.11	0.12	8.37	8.22	39.12
NHTB	NH Thrift Bancshares of NH*	9.25	5,772	53.4	10.96	6.01	9.56	-3.24	0.54	19.82	1.01	0.85	13.21	8.09	158.05
NVSL	Naug Vlly Fin MHC of CT (40.5)	4.40	7,027	12.5	8.25	4.11	4.30	2.33	-43.01	-13.39	-0.11	0.23	6.82	6.80	76.45
NEBS	New England Banchrs Inc of CT*	5.30	6,391	33.9	10.00	5.10	5.30	0.00	-39.43	-33.75	-0.38	-0.05	10.44	7.56	105.60
NFSB	Newport Bancorp, Inc. of RI*	12.40	3,943	48.9	12.99	11.00	12.08	2.65	8.77	7.92	-0.25	-0.09	13.25	13.25	113.88
FFFD	North Central Bancshares of IA*	15.90	1,346	21.4	17.16	9.52	15.93	-0.19	2.58	38.26	-3.49	-1.23	27.43	27.43	342.39
NFBK	Northfield Bcp MHC of NY(45.1)	12.43	44,867	251.4	13.10	8.18	12.75	-2.51	6.42	10.49	0.26	0.28	8.70	8.33	41.87
NWSB	Northwest Bcrp MHC of PA(37.1)(8)	22.00	48,524	395.6	26.75	13.07	23.07	-4.64	-15.38	2.90	0.84	1.07	13.04	9.39	146.16
OSHC	Ocean Shr Hldg MHC of NJ(42.8)	7.69	8,323	27.4	9.66	5.85	7.25	6.07	-2.53	11.45	0.32	0.59	7.91	7.91	87.02
OCFC	OceanFirst Fin. Corp of NJ*	9.50	12,433	118.1	17.75	7.13	12.06	-21.23	-39.18	-42.77	1.11	1.01	10.02	10.02	153.59
ONFC	Oneida Financl MHC of NY(44.9)	8.73	7,826	30.7	11.75	6.99	8.58	1.75	10.65	16.25	-0.07	0.01	6.78	3.58	71.24
ORIT	Oritani Fin Cp MHC of NJ(25.7)	12.81	37,062	122.4	17.15	9.56	13.34	-3.97	-23.06	-23.98	0.15	0.20	6.48	6.48	51.63
OSBK	Osage Bancshares, Inc. of OK*	7.50	2,784	20.9	10.25	6.80	7.50	0.00	1.35	3.31	-0.57	-0.01	8.92	8.50	56.86
PSBH	PSB Hldgs Inc MHC of CT (42.9)	3.87	6,532	10.8	6.01	2.61	3.70	4.59	-38.08	-4.44	-1.09	0.53	6.11	4.95	73.08
PVFC	PVF Capital Corp. of Solon OH*	2.25	7,979	18.0	4.15	1.20	2.03	10.84	-43.75	26.40	-2.52	-2.99	6.20	6.20	114.33
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	6.71	4,936	33.1	10.86	4.72	7.61	-11.83	-18.67	-10.89	-0.54	-0.04	10.21	10.21	116.59
PFED	Park Bancorp of Chicago IL*	4.60	1,192	5.5	11.98	2.85	4.95	-7.07	-65.70	2.68	-2.62	-1.74	21.70	21.70	188.41
PVSA	Parkvale Financial Corp of PA*	9.01	5,427	48.9	15.01	6.56	9.05	-0.44	-39.93	-27.46	-1.91	1.62	21.93	16.51	351.41
PBHC	Pathfinder BC MHC of NY (36.3)	7.00	2,485	6.3	8.20	4.75	7.00	0.00	16.67	12.00	0.14	0.71	8.09	6.55	139.73
PBCT	Peoples United Financial of CT*	16.03	345,100	5,532.0	19.38	14.72	16.61	-3.49	-6.59	-10.10	0.39	0.36	14.88	10.46	60.31
PROV	Provident Fin. Holdings of CA*	7.02	6,220	43.7	10.49	4.00	7.02	0.00	21.03	55.31	-1.20	-2.96	18.47	18.47	253.96
PBNY	Provident NY Bncrp, Inc. of NY*	8.53	39,547	337.3	13.13	7.30	8.74	-2.40	-24.04	-31.21	0.69	0.43	10.64	6.42	71.42
PBIP	Prudential Bncp MHC PA (29.3)	9.81	10,332	29.7	12.51	7.50	9.65	1.66	-2.78	-4.39	-0.17	0.08	5.28	5.28	49.82
PULB	Pulaski Fin Cp of St. Louis MO*	7.31	10,098	73.8	8.95	3.93	7.89	-7.35	-1.35	9.27	-0.04	-0.20	8.59	8.17	149.42
RPFG	Rainier Pacific Fin Grp of WA*	0.42	6,294	2.6	4.50	0.27	0.58	-27.59	-89.18	-70.00	-4.03	-0.53	6.66	6.20	130.50

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 30, 2009

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
RIVR River Valley Bancorp of IN*	13.05	1,504	19.6	18.68	9.15	13.71	-4.81	-15.81	3.98	0.98	0.65	16.03	16.01	257.73
RVSB Riverview Bancorp, Inc. of WA*	3.21	10,924	35.1	5.30	1.57	3.42	-6.14	-32.42	42.67	-0.28	-0.10	8.16	5.78	84.25
RCKB Rockville Fin MHC of CT (42.9)	10.35	18,714	83.1	14.94	6.17	10.46	-1.05	-15.23	-25.91	0.02	0.49	8.02	7.96	82.32
ROMA Roma Fin Corp MHC of NJ (27.0)	12.39	30,933	103.4	15.86	9.70	12.63	-1.90	-14.14	-1.59	0.12	0.13	6.87	6.85	40.09
ROME Rome Bancorp, Inc. of Rome NY*	8.55	6,882	58.8	11.00	7.00	8.50	0.59	-14.50	-1.72	0.40	0.44	8.66	8.66	48.92
SIFI SI Fin Gp Inc MHC of CT (38.2)	4.25	11,789	19.1	7.95	2.99	4.25	0.00	-37.04	-29.17	-0.37	0.01	6.40	6.04	74.03
SVBI Severn Bancorp, Inc. of MD*	3.45	10,067	34.7	6.44	2.10	3.10	11.29	-43.16	-19.20	-0.89	-0.87	8.70	8.67	99.53
SUPR Superior Bancorp of AL(8)*	2.12	10,117	21.4	5.75	1.69	3.00	-29.33	-61.17	-33.12	-16.98	-16.31	18.11	16.24	317.83
THRD TF Fin. Corp. of Newtown PA*	18.60	2,664	49.6	23.00	15.95	18.60	0.00	-1.06	-3.63	1.51	1.39	26.15	24.45	271.96
TFSL TFS Fin Corp MHC of OH (26.5)	11.66	308,958	954.2	13.76	10.25	11.72	-0.51	-10.38	-9.61	0.13	0.08	5.75	5.72	34.90
TBNK Territorial Bancorp, Inc of HI*	16.49	12,233	201.7	16.87	14.00	16.08	2.55	64.90	64.90	0.65	0.78	16.84	16.84	108.54
TONE TierOne Corp. of Lincoln NE*	1.99	18,034	35.9	5.72	1.13	2.70	-26.30	-60.83	-46.93	-1.53	-1.79	13.55	13.33	175.26
TSBK Timberland Bancorp, Inc. of WA*	4.57	7,045	32.2	7.93	1.94	4.61	-0.87	-21.21	-38.66	0.12	0.21	10.40	9.48	95.88
TRST TrustCo Bank Corp NY of NY*	5.95	76,537	455.4	12.25	4.71	6.12	-2.78	-49.06	-37.43	0.36	0.38	3.11	3.10	46.84
UCBA United Comm Bncp MHC IN (40.8)	6.30	7,858	20.2	8.75	3.70	6.30	0.00	-16.89	26.00	0.09	0.08	7.01	7.01	51.10
UCFC United Community Fin. of OH*	1.50	30,898	46.3	4.56	0.46	1.63	-7.98	-59.13	66.67	-1.35	-1.50	7.59	7.57	80.49
UBNK United Financial Bncrp of MA*	12.85	16,169	207.8	15.48	11.00	12.94	-0.70	-8.08	-15.13	0.37	0.46	13.21	13.20	76.61
UWBK United Western Bncp, Inc of CO*	3.67	7,342	26.9	11.40	3.51	4.00	-8.25	-64.05	-60.79	1.47	0.90	17.66	17.66	329.86
VPFG ViewPoint Finl MHC of TX(43.1)	13.40	24,929	144.0	17.00	10.47	14.04	-4.56	-20.71	-16.51	0.01	-0.10	7.94	7.90	91.78
WSB WSB Holdings, Inc. of Bowie MD*	2.20	7,856	17.3	4.94	1.65	2.29	-3.93	-42.11	-26.17	-0.30	-0.37	6.92	6.92	58.29
WSFS WSFS Financial Corp. of DE*	27.60	7,075	195.3	50.40	16.47	27.23	1.36	-40.80	-42.49	1.67	1.58	31.50	29.32	500.82
WVFC WVS Financial Corp. of PA*	14.50	2,070	30.0	17.45	14.50	14.50	0.00	-8.81	-9.26	1.39	1.44	15.04	15.04	202.63
WFSL Washington Federal, Inc. of WA*	17.15	112,248	1,925.1	18.60	9.75	17.28	-0.75	1.90	14.64	-0.07	0.47	12.42	10.50	107.29
WSBF Waterstone Fin MHC of WI(26.2)	3.41	31,250	28.0	8.50	1.75	4.02	-15.17	-57.59	1.79	-0.86	-0.90	5.55	5.55	61.69
WAYN Wayne Savings Bancshares of OH*	5.90	3,004	17.7	8.98	4.42	6.86	-13.99	-20.81	-21.33	0.62	0.64	11.64	10.92	134.51
WFD Westfield Fin. Inc. of MA*	8.05	30,616	246.5	10.55	8.00	8.15	-1.23	-19.50	-22.00	0.16	0.17	8.41	8.41	38.04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of October 30, 2009

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(108)	10.42	9.55	-0.34	-1.34	0.01	-0.17	-0.99	2.79	64.43	1.44	17.39	68.36	7.65	78.02	17.15	0.26	2.45	37.08
NYSE Traded Companies(6)	9.18	5.98	-1.19	0.03	-1.01	-1.34	1.65	3.37	52.74	1.99	26.72	73.08	7.27	116.84	17.29	0.37	3.52	70.00
AMEX Traded Companies(1)	8.87	8.44	0.93	10.58	11.19	1.04	11.74	1.27	68.01	1.10	8.93	92.79	8.23	98.01	8.05	1.42	4.58	40.92
NASDAQ Listed OTC Companies(101)	10.51	9.78	-0.30	-1.53	-0.08	-0.12	-1.23	2.77	65.14	1.41	16.92	67.83	7.67	75.47	17.32	0.25	2.37	35.93
California Companies(5)	5.81	5.70	-0.42	0.74	-1.71	-0.28	-6.82	3.69	42.40	1.91	9.16	42.11	2.53	43.11	6.46	0.09	1.69	14.49
Florida Companies(2)	4.58	4.43	-2.52	-11.63	0.00	-2.68	-11.23	6.98	32.42	2.98	NM	45.53	2.12	47.88	NM	0.00	0.00	0.00
Mid-Atlantic Companies(31)	9.51	8.31	0.04	0.94	-0.19	0.21	2.94	2.09	69.32	1.11	17.13	82.15	7.90	99.55	13.64	0.37	3.50	47.50
Mid-West Companies(33)	8.87	8.44	-0.84	-5.39	-1.54	-0.83	-7.04	3.65	43.59	1.71	13.87	54.70	5.01	58.47	17.80	0.23	2.14	40.09
New England Companies(17)	13.67	12.11	0.14	0.49	1.52	0.35	2.82	0.86	102.16	1.09	22.92	83.81	12.07	98.16	19.71	0.29	2.31	51.17
North-West Companies(5)	11.35	10.27	-1.12	-3.23	-7.71	-0.42	-2.46	6.54	28.79	2.24	38.08	54.88	6.80	64.12	29.13	0.16	2.43	0.00
South-East Companies(11)	13.27	12.45	0.05	1.03	1.87	0.45	3.30	2.35	81.09	1.38	19.16	67.59	9.47	74.97	22.61	0.25	1.68	22.26
South-West Companies(1)	15.69	15.06	-1.01	-5.93	-7.60	-0.02	-0.10	0.26	111.03	0.46	NM	84.08	13.19	88.24	NM	0.34	4.53	0.00
Western Companies (Excl CA)(3)	16.80	16.80	0.33	4.85	14.58	0.28	2.76	1.91	91.85	1.30	13.93	71.92	14.99	71.92	12.61	0.09	1.00	1.36
Thrift Strategy(102)	10.55	9.70	-0.26	-1.07	0.11	-0.06	-0.56	2.61	65.39	1.35	17.41	69.20	7.73	78.87	17.14	0.27	2.54	37.33
Mortgage Banker Strategy(3)	4.27	4.15	-3.18	-6.24	-17.09	-3.59	-15.39	7.46	39.94	3.67	NM	31.55	1.48	33.28	NM	0.01	0.19	0.00
Real Estate Strategy(1)	5.42	5.42	-2.24	-32.39	0.00	-2.66	-38.43	9.00	38.35	4.33	NM	36.29	1.97	36.29	NM	0.00	0.00	0.00
Diversified Strategy(2)	15.48	12.30	0.51	3.87	4.24	0.47	3.63	1.60	68.75	1.39	16.53	97.67	16.05	123.69	17.47	0.54	2.77	28.74
Companies Issuing Dividends(75)	10.83	9.70	0.06	1.21	0.96	0.21	2.41	2.25	68.72	1.30	16.87	77.00	8.59	90.05	17.08	0.37	3.47	43.47
Companies Without Dividends(33)	9.41	9.18	-1.32	-9.31	-4.59	-1.10	-10.44	4.18	53.39	1.80	22.83	47.45	5.38	48.92	17.86	0.00	0.00	0.00
Equity/Assets <6%(20)	4.86	4.63	-1.25	-2.54	5.84	-0.96	-5.74	4.21	37.68	1.90	14.13	51.88	2.75	55.02	7.46	0.21	2.21	28.84
Equity/Assets 6-12%(58)	8.56	7.97	-0.13	-1.09	-0.64	-0.05	-0.23	2.95	58.60	1.43	14.58	66.89	5.67	73.91	16.34	0.29	2.54	40.93
Equity/Assets >12%(30)	17.47	15.67	-0.17	-1.31	-0.95	0.08	0.14	1.67	90.57	1.18	24.73	81.60	14.53	100.40	23.90	0.25	2.44	30.60
Actively Traded Companies(6)	7.69	7.10	0.07	0.97	5.37	0.40	4.85	2.27	64.45	1.30	7.30	89.94	7.46	99.11	21.29	0.34	2.02	17.58
Market Value Below $20 Million(26)	7.32	7.21	-0.94	-5.32	-3.11	-0.64	-6.70	4.03	42.76	1.62	12.98	41.74	3.25	42.38	16.39	0.15	1.64	47.36
Holding Company Structure(102)	10.50	9.60	-0.38	-1.64	-0.03	-0.20	-1.28	2.78	65.59	1.47	17.62	68.24	7.71	77.95	17.48	0.26	2.46	37.66
Assets Over $1 Billion(51)	10.27	9.01	-0.46	-0.66	1.78	-0.39	-2.02	3.06	64.03	1.61	18.37	75.29	8.42	90.38	17.88	0.28	2.68	38.10
Assets $500 Million-$1 Billion(32)	9.99	9.17	-0.27	-2.48	-0.76	0.03	-0.08	2.72	60.13	1.36	16.87	61.77	6.65	69.62	12.96	0.27	2.36	34.73
Assets $250-$500 Million(16)	11.16	11.03	0.04	0.95	0.11	0.22	1.82	2.11	73.72	1.28	15.81	67.49	8.01	68.78	20.55	0.27	2.51	33.66
Assets less than $250 Million(9)	11.37	11.25	-0.58	-4.92	-7.36	-0.41	-3.89	2.49	67.35	1.09	13.81	54.10	6.22	54.70	17.91	0.14	1.40	64.76
Goodwill Companies(64)	9.60	8.14	-0.39	-0.76	1.13	-0.19	-1.01	2.55	62.53	1.42	18.14	71.39	7.35	87.65	17.15	0.32	2.93	40.11
Non-Goodwill Companies(44)	11.62	11.62	-0.28	-2.16	-1.51	-0.14	-0.97	3.19	67.52	1.48	15.83	63.92	8.10	63.92	17.14	0.18	1.74	32.75
Acquirors of FSLIC Cases(2)	8.23	7.42	-0.16	-2.88	-9.21	0.04	-1.88	6.03	17.30	1.34	NM	82.95	8.67	95.57	36.49	0.10	0.58	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 30, 2009

Financial Institution	Key Financial Ratios: Equity/ Assets	Tang. Equity/ Assets	Reported Earnings: ROA(5)	ROE(5)	ROI(5)	Core Earnings: ROA(5)	ROE(5)	Asset Quality Ratios: NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Pricing Ratios: Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Dividend Data(6): Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
All Public Companies(40)	12.47	11.85	0.03	-0.46	-0.59	0.25	1.78	1.92	67.50	0.96	24.41	115.28	15.10	123.32	20.40	0.23	2.18	30.74
NASDAQ Listed OTC Companies(40)	12.47	11.85	0.03	-0.46	-0.59	0.25	1.78	1.92	67.50	0.96	24.41	115.28	15.10	123.32	20.40	0.23	2.18	30.74
California Companies(1)	10.34	9.93	0.56	5.22	4.03	0.59	5.52	1.05	48.94	0.61	24.81	128.30	13.27	134.29	23.50	0.44	4.93	0.00
Mid-Atlantic Companies(23)	12.71	12.13	0.14	0.58	1.16	0.36	2.63	1.48	82.87	0.96	24.10	120.74	15.98	130.41	18.68	0.18	1.74	36.02
Mid-West Companies(8)	14.32	13.31	0.14	0.50	-1.28	0.09	0.01	3.34	33.71	0.89	25.15	119.90	17.99	128.69	33.42	0.47	3.44	25.00
New England Companies(5)	10.39	9.98	-0.42	-4.95	-7.81	0.32	3.60	1.27	60.09	0.88	NM	84.52	9.10	88.52	15.85	0.10	1.76	0.00
South-East Companies(2)	10.52	10.29	-0.67	-7.54	-1.11	-0.43	-5.39	4.40	32.06	1.82	NM	80.51	9.95	82.17	NM	0.16	1.97	0.00
South-West Companies(1)	8.65	8.61	0.01	0.13	0.07	-0.12	-1.26	0.40	107.98	0.66	NM	168.77	14.60	169.62	NM	0.20	1.49	0.00
Thrift Strategy(40)	12.47	11.85	0.03	-0.46	-0.59	0.25	1.78	1.92	67.50	0.96	24.41	115.28	15.10	123.32	20.40	0.23	2.18	30.74
Companies Issuing Dividends(29)	13.22	12.59	0.25	1.62	0.73	0.45	3.72	1.32	75.76	0.87	24.58	130.37	17.66	139.59	20.32	0.33	3.03	56.37
Companies Without Dividends(11)	10.54	9.97	-0.52	-5.74	-4.71	-0.24	-3.16	3.33	48.00	1.19	23.10	76.90	8.57	81.90	20.71	0.00	0.00	0.00
Equity/Assets <6%(1)	5.79	4.74	0.10	1.72	2.00	0.50	8.72	0.82	97.95	1.11	NM	86.53	5.01	106.87	9.86	0.12	1.71	0.00
Equity/Assets 6-12%(23)	9.47	9.09	-0.20	-2.26	-2.37	0.14	1.14	2.12	73.36	0.95	24.90	106.00	10.35	113.20	21.39	0.24	1.99	37.78
Equity/Assets >12%(16)	17.00	16.09	0.35	1.89	1.46	0.40	2.22	1.69	56.13	0.96	22.71	129.85	22.25	138.26	19.70	0.23	2.46	22.31
Market Value Below $20 Million(4)	7.21	6.67	-0.60	-6.99	4.16	-0.55	-5.89	3.68	55.76	1.47	15.83	59.20	4.16	67.05	21.31	0.11	1.22	50.00
Holding Company Structure(37)	12.44	11.79	0.02	-0.64	-0.77	0.24	1.65	2.02	67.03	0.99	24.36	112.23	14.76	120.76	20.18	0.23	2.10	30.74
Assets Over $1 Billion(15)	14.07	13.56	0.10	0.00	-1.21	0.24	1.26	2.28	54.64	0.97	34.47	149.50	21.16	155.03	28.72	0.27	1.58	15.38
Assets $500 Million-$1 Billion(12)	10.64	10.16	-0.09	-1.93	0.70	0.10	-0.04	1.82	89.99	0.90	27.01	95.62	10.82	106.26	21.20	0.18	2.04	36.22
Assets $250-$500 Million(12)	11.44	10.93	0.06	0.34	-1.08	0.41	4.23	1.62	62.77	1.06	16.73	92.84	10.70	97.82	15.43	0.24	2.87	42.00
Assets less than $250 Million(1)	24.23	19.25	0.32	1.33	0.95	0.36	1.46	1.65	17.03	0.36	NM	141.64	34.32	190.05	NM	0.40	3.81	0.00
Goodwill Companies(22)	12.86	11.73	-0.07	-1.43	-1.75	0.27	2.13	1.55	72.53	0.97	20.32	111.03	15.36	125.95	19.77	0.18	2.07	27.88
Non-Goodwill Companies(18)	12.00	12.00	0.16	0.68	0.76	0.24	1.37	2.35	61.59	0.95	25.58	120.25	14.79	120.25	21.11	0.29	2.30	32.38
MHC Institutions(40)	12.47	11.85	0.03	-0.46	-0.59	0.25	1.78	1.92	67.50	0.96	24.41	115.28	15.10	123.32	20.40	0.23	2.18	30.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 30, 2009

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	5.68	4.84	0.11	2.02	2.51	0.38	6.88	1.87	40.70	1.00	39.92	80.88	4.59	95.69	11.74	0.52	5.21	NM
BBX	BankAtlantic Bancorp Inc of FL*	3.16	2.86	-4.09	NM	NM	-4.44	NM	8.99	36.40	4.09	NM	43.49	1.38	48.20	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	3.94	3.94	-2.80	NM	NM	-3.87	NM	6.64	43.46	4.15	NM	65.22	2.57	65.22	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.81	5.59	0.95	7.21	7.97	1.17	8.89	1.04	28.71	0.43	12.55	91.21	11.68	226.21	10.18	1.00	9.27	NM
NAL	NewAlliance Bancshares of CT*	16.40	10.48	0.51	3.05	3.61	0.47	2.82	0.65	92.19	1.05	27.70	83.94	13.77	140.61	29.95	0.28	2.53	70.00
PFS	Provident Fin. Serv. Inc of NJ*	13.08	8.14	-1.79	-12.18	-18.14	-1.76	-11.99	1.04	74.99	1.19	NM	73.73	9.64	125.15	NM	0.44	4.09	NM
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	8.87	8.44	0.93	10.58	11.19	1.04	11.74	1.27	68.01	1.10	8.93	92.79	8.23	98.01	8.05	1.42	4.58	40.92
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA*	19.27	19.27	0.02	0.09	0.15	0.07	0.36	4.83	18.81	1.39	NM	65.21	12.56	65.21	NM	0.20	2.92	NM
ALLB	Alliance Bank MHC of PA (42.0)	11.11	11.11	0.26	2.24	1.84	0.32	2.80	2.57	29.09	1.15	NM	123.02	13.67	123.02	NM	0.12	1.38	NM
ABCW	Anchor BanCorp Wisconsin of WI*	2.39	2.31	-4.97	NM	NM	-5.16	NM	7.09	37.68	3.58	NM	13.14	0.31	13.63	NM	0.00	0.00	NM
ACFC	Atl Cst Fed Cp of GA MHC(35.1)	7.85	7.57	-1.14	-13.57	NM	-1.01	-11.95	6.04	19.94	1.70	NM	25.17	1.98	26.17	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.38	8.01	0.01	0.11	0.23	0.10	1.01	0.41	143.38	0.86	NM	54.34	4.56	57.13	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	11.59	10.19	0.53	4.61	5.70	0.41	3.57	1.34	29.02	0.80	17.55	81.82	9.48	94.61	22.65	0.36	5.13	NM
BFIN	BankFinancial Corp. of IL*	16.80	15.32	-1.16	-6.52	-8.69	-0.07	-0.40	2.57	42.44	1.33	NM	76.50	12.85	85.43	NM	0.28	2.97	NM
BFED	Beacon Federal Bancorp of NY*	9.28	9.28	-0.36	-3.60	-6.14	0.39	3.86	1.31	104.09	1.74	NM	61.50	5.70	61.50	15.17	0.20	2.27	NM
BNCL	Beneficial Mut MHC of PA(44.1)	14.82	12.00	0.17	1.07	0.86	0.21	1.33	2.52	40.91	1.60	NM	122.03	18.09	155.72	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	15.20	9.18	0.59	4.12	5.45	0.68	4.71	1.08	78.80	1.16	18.35	70.23	10.68	124.55	16.05	0.64	3.11	57.14
BOFI	Bofi Holding, Inc. Of CA*	6.08	6.08	0.53	7.74	9.59	0.84	12.38	1.01	36.00	0.76	10.43	85.19	5.18	85.19	6.52	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	4.59	4.59	0.28	4.13	12.66	0.35	5.09	2.15	54.58	1.29	7.90	42.88	1.97	42.88	6.41	0.20	3.67	28.99
BRKL	Brookline Bancorp, Inc. of MA*	18.40	16.91	0.57	2.99	2.55	0.64	3.35	0.47	238.71	1.37	39.16	118.96	21.88	131.76	34.96	0.34	3.47	NM
BFSB	Brooklyn Fed MHC of NY (24.7)	16.61	16.61	1.13	6.52	3.84	1.36	7.79	0.36	180.05	0.81	26.04	168.73	28.02	168.73	21.78	0.44	3.67	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.55	10.55	-0.78	-7.38	-16.91	-0.57	-5.44	5.57	24.51	1.99	NM	44.12	4.66	44.12	NM	0.04	0.85	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.88	8.88	-0.24	-2.32	-3.38	-0.26	-2.49	NA	NA	0.32	NM	69.93	6.21	69.93	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	12.87	11.01	-3.71	-26.44	NM	-2.55	-18.14	2.82	38.64	1.49	NM	66.11	8.51	78.98	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.6)	11.09	11.09	0.80	7.29	2.90	0.81	7.37	0.41	29.96	0.18	34.47	243.61	27.02	243.61	34.08	2.00	6.59	NM
CARV	Carver Bancorp, Inc. of NY*	5.61	5.57	-0.83	-11.56	NM	-0.75	-10.44	3.12	29.13	1.08	NM	39.72	2.23	40.02	NM	0.40	5.48	NM
CEBK	Central Bncrp of Somerville MA*	5.77	5.39	-1.19	-17.47	NM	-0.04	-0.52	1.49	36.64	0.66	NM	41.34	2.38	44.41	NM	0.20	2.46	NM
CFBK	Central Federal Corp. of OH*	8.69	8.69	-0.30	-2.87	-10.45	-0.38	-3.56	2.53	54.83	1.65	NM	32.90	2.86	32.90	NM	0.00	0.00	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	20.02	20.02	0.42	2.09	2.07	0.37	1.83	NA	NA	0.39	NM	99.87	19.99	99.87	NM	0.40	5.18	NM
CBNK	Chicopee Bancorp, Inc. of MA*	17.46	17.46	-0.07	-0.40	-0.48	-0.01	-0.07	0.55	117.52	0.83	NM	85.35	14.90	85.35	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI*	10.21	9.08	-0.66	-5.11	-14.89	0.33	2.55	0.91	34.06	0.40	NM	39.55	4.04	45.03	13.43	0.20	4.96	NM
CTZN	Citizens First Bancorp of MI*	3.08	2.99	-4.33	NM	NM	-2.53	-44.91	7.28	25.09	2.56	NM	4.79	0.15	4.94	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	10.00	6.61	0.18	1.57	3.31	0.25	2.12	2.07	50.26	1.38	30.20	54.37	5.44	85.31	22.37	0.16	2.65	NM
CSBK	Clifton Svg Bp MHC of NJ(37.1)	17.33	17.33	0.51	2.81	1.95	0.56	3.12	0.14	128.57	0.38	NM	141.85	24.59	141.85	NM	0.20	2.17	NM
COBK	Colonial Bank MHC of NJ (44.8)	7.65	7.65	0.24	3.16	4.33	0.32	4.14	0.52	77.14	0.72	23.10	69.36	5.30	69.36	17.63	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.55	6.55	-1.27	-15.43	NM	0.26	3.13	2.95	38.70	1.22	NM	56.39	3.69	56.39	15.00	0.00	0.00	NM
DNBK	Danvers Bancorp, Inc. of MA*	12.47	12.45	0.09	0.69	0.66	0.09	0.69	0.79	89.46	1.07	NM	106.52	13.28	106.68	NM	0.08	0.58	NM
DCOM	Dime Community Bancshars of NY*	7.13	5.81	0.60	8.41	6.19	0.74	10.51	0.38	131.88	0.62	16.16	133.37	9.51	166.01	12.93	0.56	5.10	NM
ESBF	ESB Financial Corp. of PA*	7.75	5.68	0.58	8.12	8.06	0.63	8.89	0.24	131.81	0.93	12.40	92.25	7.15	128.70	11.32	0.40	3.43	42.55
ESSA	ESSA Bancorp, Inc. of PA*	17.58	17.58	0.57	2.97	3.26	0.63	3.27	0.64	81.34	0.74	30.69	96.22	16.91	96.22	27.84	0.20	1.67	51.28
ESBK	Elmira Svgs Bank, FSB of NY*	6.62	4.17	0.60	6.03	9.93	0.65	6.60	0.69	93.41	1.05	10.07	84.37	5.58	137.45	9.21	0.80	5.33	53.69
FFDF	FFD Financial Corp of Dover OH*	9.46	9.46	0.58	5.89	7.24	0.42	4.26	0.65	138.29	1.04	13.81	81.87	7.75	81.87	19.08	0.68	4.69	64.76
FFCO	FedFirst Fin MHC of PA (42.5)	11.69	11.41	-0.59	-5.03	-9.85	0.44	3.77	0.59	104.48	0.90	NM	50.86	5.95	52.25	13.54	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA*	5.85	5.51	-0.12	-1.83	-5.02	0.49	7.71	2.53	19.38	0.82	NM	39.19	2.29	41.77	4.73	0.08	1.43	NM
FABK	First Advantage Bancorp of TN*	19.91	19.91	-2.64	-12.43	-19.80	0.34	1.60	0.25	285.83	1.28	NM	64.48	12.84	64.48	39.23	0.20	1.96	NM
FBSI	First Bancshares, Inc. of MO*	10.33	10.26	-1.67	-15.74	-29.55	-1.85	-17.37	2.18	83.38	3.03	NM	57.44	5.94	57.89	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.37	9.24	0.48	4.67	4.65	0.45	4.31	2.53	38.17	1.34	21.52	101.07	10.48	114.86	23.29	0.72	4.24	NM
FCLF	First Clover Leaf Fin Cp of IL*	13.27	11.34	-1.10	-7.11	-10.13	-1.13	-7.30	2.30	30.96	1.02	NM	76.30	10.12	91.24	NM	0.24	3.20	NM
FCFL	First Community Bk Corp of FL*	6.00	6.00	-0.95	-11.63	NM	-0.92	-11.23	4.96	28.44	1.86	NM	47.57	2.85	47.57	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	9.71	6.75	0.32	2.94	5.41	0.22	2.00	2.42	52.80	1.58	18.49	59.59	5.78	88.47	27.21	0.16	1.11	20.51
FFNM	First Fed of N. Michigan of MI*	12.29	11.90	-1.14	-9.31	NM	-1.08	-8.83	4.96	21.92	1.41	NM	17.56	2.16	18.22	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	8.98	8.98	-0.29	-2.94	-13.68	-0.29	-2.94	10.14	14.94	2.12	NM	24.07	2.16	24.07	NM	0.04	1.14	NM
FFNW	First Fin NW, Inc of Renton WA*	19.56	19.56	-2.32	-9.97	-24.32	-2.24	-9.62	11.05	22.63	3.07	NM	46.72	9.14	46.72	NM	0.34	5.74	NM
FFCH	First Fin. Holdings Inc. of SC*	6.32	5.38	1.11	15.28	16.23	0.25	3.42	2.20	68.66	2.00	6.16	94.07	5.95	111.58	27.53	0.20	1.48	9.13
FFHS	First Franklin Corp. of OH*	7.73	7.73	-0.12	-1.53	-3.36	-0.34	-4.46	NA	NA	1.29	NM	45.80	3.54	45.80	NM	0.00	0.00	NM
FKFS	First Keystone Fin., Inc of PA*	6.22	6.22	-0.56	-8.84	-13.56	-0.17	-2.65	0.61	108.82	1.14	NM	65.85	4.10	65.85	NM	0.00	0.00	NM
FNFG	First Niagara Fin. Group of NY*	16.58	10.54	0.83	4.90	3.35	0.89	5.24	0.50	142.18	1.28	29.86	125.88	20.87	212.23	27.91	0.56	4.36	NM
FPTB	First PacTrust Bancorp of CA*	8.57	8.57	-0.28	-2.68	-12.00	-0.22	-2.11	5.57	29.32	1.83	NM	26.36	2.26	26.36	NM	0.20	4.21	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 30, 2009

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FPFC	First Place Fin. Corp. of OH*	6.24	5.92	-3.34	-39.24	NM	-3.56	-41.80	4.13	28.17	1.39	NM	24.30	1.52	25.70	NM	0.00	0.00	NM
FSFG	First Savings Fin. Grp. of IN*	21.24	21.24	-0.04	-0.24	-0.38	-0.02	-0.12	1.74	39.75	0.95	NM	51.17	10.87	51.17	NM	0.00	0.00	NM
FFIC	Flushing Fin. Corp. of NY*	5.99	5.57	0.47	6.47	5.34	0.99	13.70	1.51	23.44	0.47	18.72	138.99	8.32	150.13	8.84	0.52	4.63	NM
FXCB	Fox Chase Bncp MHC of PA(41.0)	10.64	10.64	0.15	1.23	1.11	0.15	1.23	0.66	91.68	1.12	NM	108.90	11.59	108.90	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA*	10.63	10.63	0.42	3.54	5.13	0.26	2.21	1.87	53.51	1.46	19.48	67.90	7.22	67.90	31.25	0.40	2.67	51.95
GCBC	Green Co Bcrp MHC of NY (43.9)	8.74	8.74	0.94	10.78	6.67	1.22	14.01	0.64	116.80	1.26	14.99	152.80	13.36	152.80	11.53	0.68	4.54	68.00
HFFC	HF Financial Corp. of SD*	5.84	5.44	0.57	8.52	15.07	0.46	6.94	1.07	67.45	0.98	6.64	63.31	3.69	68.21	8.14	0.45	4.19	27.78
HMNF	HMN Financial, Inc. of MN*	7.23	7.23	-2.02	-22.19	NM	-2.15	-23.59	7.54	31.97	2.93	NM	31.88	2.30	31.88	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	17.03	17.03	0.05	0.30	0.37	0.08	0.46	0.93	70.92	0.96	NM	83.59	14.23	83.59	NM	0.12	1.11	NM
HARL	Harleysville Svgs Fin Cp of PA*	5.98	5.98	0.60	10.30	10.97	0.66	11.36	NA	NA	0.47	9.12	91.11	5.45	91.11	8.27	0.76	6.13	55.88
HWFG	Harrington West Fncl Grp of CA*	2.53	1.99	-2.15	NM	NM	-1.23	-34.09	3.44	46.37	2.32	NM	18.13	0.46	23.13	NM	0.00	0.00	NM
HBOS	Heritage Fn Gp MHC of GA(24.4)	13.20	13.00	-0.19	-1.50	-1.11	0.15	1.17	2.76	44.17	1.94	NM	135.85	17.93	138.16	NM	0.32	3.95	NM
HIFS	Hingham Inst. for Sav. of MA*	7.25	7.25	0.88	12.04	11.86	0.88	12.11	1.51	42.72	0.80	8.43	96.91	7.02	96.91	8.38	0.88	3.09	26.04
HBCP	Home Bancorp Inc. Lafayette LA*	24.68	24.68	0.72	3.43	3.50	1.04	4.98	0.54	105.41	0.87	28.60	82.37	20.33	82.37	19.69	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	29.54	29.54	-0.07	-0.25	-0.26	-0.16	-0.58	3.89	31.58	1.92	NM	97.06	28.67	97.06	NM	0.22	1.90	NM
HFBC	HopFed Bancorp, Inc. of KY*	6.13	5.53	0.40	5.22	10.06	0.31	4.15	0.91	81.35	1.15	9.94	59.37	3.64	66.27	12.52	0.48	4.73	47.06
HCBK	Hudson City Bancorp, Inc of NJ*	8.96	8.71	0.94	10.22	7.31	0.93	10.12	0.77	19.89	0.29	13.69	134.08	12.01	138.32	13.83	0.60	4.57	62.50
IFSB	Independence FSB of DC*	4.88	4.88	-0.26	-5.22	-18.01	-0.37	-7.37	6.46	10.62	0.93	NM	27.81	1.36	27.81	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(43.5)	10.08	9.83	-0.90	-8.14	-5.26	0.55	5.00	1.50	38.30	0.75	NM	151.40	15.25	155.52	30.97	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(45.9)	8.01	7.15	0.39	4.92	6.32	0.19	2.38	0.98	85.29	1.34	15.83	77.05	6.17	87.08	32.76	0.30	3.16	50.00
JFBI	Jefferson Bancshares Inc of TN*	12.00	8.58	0.48	3.33	7.24	0.49	3.42	1.43	49.89	0.94	13.82	44.27	5.31	64.34	13.46	0.12	2.29	31.58
KFED	K-Fed Bancorp MHC of CA (33.4)	10.34	9.93	0.56	5.22	4.03	0.59	5.52	1.05	48.94	0.61	24.81	128.30	13.27	134.29	23.50	0.44	4.93	NM
KFFB	KY Fst Fed Bp MHC of KY (39.9)	24.23	19.25	0.32	1.33	0.95	0.36	1.46	1.65	17.03	0.36	NM	141.64	34.32	190.05	NM	0.40	3.81	NM
KRNY	Kearny Fin Cp MHC of NJ (26.5)	22.42	19.30	0.30	1.31	0.91	0.36	1.60	0.62	48.52	0.62	NM	142.96	32.05	172.81	NM	0.20	2.03	NM
LSBX	LSB Corp of No. Andover MA*	7.53	7.53	-0.39	-4.44	-6.21	0.49	5.60	0.54	150.25	1.28	NM	79.30	5.97	79.30	12.76	0.20	1.91	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.14	9.14	0.36	3.87	7.22	0.20	2.14	3.28	33.20	1.26	13.85	53.28	4.87	53.28	25.04	0.50	4.25	58.82
LPSB	LaPorte Bancrp MHC of IN(45.6)	12.06	9.87	0.01	0.10	0.23	0.06	0.50	1.83	36.39	1.03	NM	42.93	5.18	53.75	NM	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(41.3)	12.91	12.91	0.61	4.63	5.16	0.68	5.10	0.40	92.73	0.61	19.38	88.88	11.47	88.88	17.61	0.20	2.58	50.00
LEGC	Legacy Bancorp, Inc. of MA*	12.99	11.86	-0.23	-1.75	-2.62	0.18	1.33	1.57	59.00	1.29	NM	67.75	8.80	75.22	NM	0.20	2.09	NM
LBCP	Liberty Bancorp, Inc. of MO*	11.25	10.77	0.57	4.73	7.26	0.52	4.32	1.11	65.90	0.92	13.77	65.75	7.40	69.10	15.10	0.10	1.27	17.54
LABC	Louisiana Bancorp, Inc. of LA*	24.72	24.72	0.91	3.34	3.71	0.91	3.34	0.82	75.72	1.46	26.94	95.20	23.53	95.20	26.94	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (41.8)	11.64	11.64	0.06	0.50	0.50	0.10	0.75	2.74	18.73	0.65	NM	103.08	12.00	103.08	NM	0.12	1.50	NM
MGYR	Magyar Bancorp MHC of NJ(44.5)	7.21	7.21	-1.73	-21.02	NM	-1.87	-22.72	6.88	19.87	1.71	NM	48.06	3.46	48.06	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(45.0)	9.87	9.87	0.24	2.30	2.70	0.28	2.66	2.18	32.66	0.83	37.08	85.01	8.39	85.01	32.13	0.12	1.24	46.15
MFLR	Mayflower Bancorp, Inc. of MA*	8.01	8.01	0.01	0.11	0.14	0.37	4.70	0.43	121.32	1.04	NM	75.87	6.08	75.95	16.74	0.24	3.33	NM
EBSB	Meridian Fn Serv MHC MA (43.4)	16.26	16.26	0.02	0.12	0.12	-0.06	-0.35	2.00	34.25	1.05	NM	99.31	16.15	99.31	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.38	5.09	-0.31	-5.48	-4.60	-0.29	-4.99	2.41	46.30	2.22	NM	127.32	6.85	134.98	NM	0.52	2.42	NM
MFSF	MutualFirst Fin. Inc. of IN*	7.08	6.63	-1.49	-16.38	NM	-1.35	-14.80	2.41	49.05	1.46	NM	44.55	3.15	47.78	NM	0.48	7.68	NM
NASB	NASB Fin, Inc. of Grandview MO*	10.03	9.88	0.87	8.73	7.03	-0.11	-1.11	2.87	34.96	1.16	14.22	119.53	11.98	121.54	NM	0.90	3.66	52.02
NECB	NE Comm Bncrp MHC of NY (45.0)	21.40	21.09	0.33	1.32	1.64	0.36	1.44	1.14	35.50	0.53	NM	80.05	17.13	81.51	NM	0.12	1.79	NM
NHTB	NH Thrift Bancshares of NH*	8.36	5.29	0.68	7.42	10.92	0.57	6.24	0.88	89.91	1.13	9.16	70.02	5.85	114.34	10.88	0.52	5.62	51.49
NVSL	Naug Vlly Fin MHC of CT (40.5)	8.92	8.90	-0.15	-1.65	-2.50	0.31	3.46	0.67	94.23	0.76	NM	64.52	5.76	64.71	19.13	0.12	2.73	NM
NEBS	New England Bancshrs Inc of CT*	9.89	7.36	-0.42	-3.70	-7.17	-0.06	-0.49	NA	NA	1.30	NM	50.77	5.02	70.11	NM	0.08	1.51	NM
NFSB	Newport Bancorp, Inc. of RI*	11.64	11.64	-0.23	-1.81	-2.02	-0.08	-0.65	NA	NA	0.90	NM	93.58	10.89	93.58	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA*	8.01	8.01	-0.99	-11.30	-21.95	-0.35	-3.98	NA	NA	1.43	NM	57.97	4.64	57.97	NM	0.04	0.25	NM
NFBK	Northfield Bcp MHC of NY(45.1)	20.78	20.07	0.67	3.04	2.09	0.72	3.27	2.07	31.10	1.84	NM	142.87	29.69	149.22	NM	0.16	1.29	61.54
NWSB	Northwest Bcrp MHC of PA(37.1)(8)	8.92	6.59	0.58	6.54	3.82	0.74	8.33	1.95	48.23	1.29	26.19	168.71	15.05	234.29	20.56	0.88	4.00	NM
OSHC	Ocean Shr Hldg MHC of NJ(42.8)	9.09	9.09	0.39	4.13	4.16	0.71	7.61	0.63	67.61	0.48	24.03	97.22	8.84	97.22	13.03	0.20	2.60	62.50
OCFC	OceanFirst Fin. Corp of NJ*	6.52	6.52	0.73	10.03	11.68	0.67	9.12	1.17	57.25	0.76	8.56	94.81	6.19	94.81	9.41	0.80	8.42	72.07
ONFC	Oneida Financl MHC of NY(44.9)	9.52	5.26	-0.10	-1.02	-0.80	0.01	0.15	0.12	408.09	0.89	NM	128.76	12.25	243.85	NM	0.48	5.50	NM
ORIT	Oritani Fin Cp MHC of NJ(25.7)	12.55	12.55	0.33	2.18	1.17	0.44	2.90	2.74	39.42	1.59	NM	197.69	24.81	197.69	NM	0.20	1.56	NM
OSBK	Osage Bancshares, Inc. of OK*	15.69	15.06	-1.01	-5.93	-7.60	-0.02	-0.10	0.26	111.03	0.46	NM	84.08	13.19	88.24	NM	0.34	4.53	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	8.36	6.88	-1.48	-17.61	-28.17	0.72	8.56	1.67	27.62	0.82	NM	63.34	5.30	78.18	7.30	0.16	4.13	NM
PVFC	PVF Capital Corp. of Solon OH*	5.42	5.42	-2.24	-32.39	NM	-2.66	-38.43	9.00	38.35	4.33	NM	36.29	1.97	36.29	NM	0.00	0.00	NM
PBCI	Pamrapo Bancorp, Inc. of NJ(8)*	8.76	8.76	-0.45	-4.83	-8.05	-0.03	-0.36	3.50	29.87	1.40	NM	65.72	5.76	65.72	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	11.52	11.52	-1.39	-11.49	NM	-0.93	-7.63	3.21	12.49	0.64	NM	21.20	2.44	21.20	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	6.24	4.77	-0.55	-7.13	-21.20	0.47	6.05	1.76	53.39	1.59	NM	41.09	2.56	54.57	5.56	0.20	2.22	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.79	4.74	0.10	1.72	2.00	0.50	8.72	0.82	97.95	1.11	NM	86.53	5.01	106.87	9.86	0.12	1.71	NM
PBCT	Peoples United Financial of CT*	24.67	18.72	0.66	2.60	2.43	0.61	2.40	0.93	86.35	1.15	NM	107.73	26.58	153.25	NM	0.61	3.81	NM
PROV	Provident Fin. Holdings of CA*	7.27	7.27	-0.47	-6.24	-17.09	-1.16	-15.39	6.29	45.73	3.35	NM	38.01	2.76	38.01	NM	0.04	0.57	NM
PBNY	Provident NY Bncrp, Inc. of NY*	14.90	9.55	0.94	6.62	8.09	0.58	4.13	0.90	110.49	1.63	12.36	80.17	11.94	132.87	19.84	0.24	2.81	34.78
PBIP	Prudential Bncp MHC PA (29.3)	10.60	10.60	-0.35	-2.71	-1.73	0.17	1.27	1.19	41.02	0.98	NM	185.80	19.69	185.80	NM	0.20	2.04	NM
PULB	Pulaski Fin Cp of St. Louis MO*	5.75	5.48	-0.03	-0.42	-0.55	-0.15	-2.08	4.12	33.37	1.53	NM	85.10	4.89	89.47	NM	0.38	5.20	NM
RPFG	Rainier Pacific Fin Grp of WA*	5.10	4.77	-2.99	NM	NM	-0.39	-6.85	4.85	29.39	1.90	NM	6.31	0.32	6.77	NM	0.00	0.00	NM
RIVR	River Valley Bancorp of IN*	6.22	6.21	0.40	5.91	7.51	0.26	3.92	3.09	39.10	1.67	13.32	81.41	5.06	81.51	20.08	0.84	6.44	NM
RVSB	Riverview Bancorp, Inc. of WA*	9.69	7.06	-0.34	-3.41	-8.72	-0.12	-1.22	6.20	31.15	2.28	NM	39.34	3.81	55.54	NM	0.00	0.00	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 30, 2009

Financial Institution		Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
RCKB	Rockville Fin MHC of CT (42.9)	9.74	9.68	0.02	0.25	0.19	0.60	6.15	0.95	89.51	0.97	NM	129.05	12.57	130.03	21.12	0.20	1.93	NM
ROMA	Roma Fin Corp MHC of NJ (27.0)	17.14	17.10	0.34	1.72	0.97	0.37	1.87	NA	NA	0.53	NM	180.35	30.91	180.88	NM	0.32	2.58	NM
ROME	Rome Bancorp, Inc. of Rome NY*	17.70	17.70	0.82	4.49	4.68	0.91	4.94	0.48	129.06	0.72	21.38	98.73	17.48	98.73	19.43	0.34	3.98	NM
SIFI	SI Fin Gp Inc MHC of CT (38.2)	8.65	8.20	-0.51	-5.87	-8.71	0.01	0.16	1.05	54.83	0.79	NM	66.41	5.74	70.36	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD*	8.74	8.71	-0.92	-8.07	-25.80	-0.90	-7.89	11.31	25.53	3.23	NM	39.66	3.47	39.79	NM	0.12	3.48	NM
SUPR	Superior Bancorp of AL(8)*	5.70	5.14	-5.53	NM	NM	-5.31	NM	5.37	19.42	1.34	NM	11.71	0.67	13.05	NM	0.00	0.00	NM
THRD	TF Fin. Corp. of Newtown PA*	9.62	9.05	0.56	5.81	8.12	0.51	5.35	0.58	119.21	0.91	12.32	71.13	6.84	76.07	13.38	0.80	4.30	52.98
TFSL	TFS Fin Corp MHC of OH (26.5)	16.48	16.40	0.38	2.20	1.11	0.23	1.35	2.60	19.91	0.58	NM	202.78	33.41	203.85	NM	0.28	2.40	NM
TBNK	Territorial Bancorp, Inc of HI*	15.52	15.52	0.60	NM	3.94	0.72	NM	0.07	184.08	0.33	25.37	97.92	15.19	97.92	21.14	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE*	7.73	7.62	-0.85	-10.44	NM	-0.99	-12.22	10.69	17.58	2.28	NM	14.69	1.14	14.93	NM	0.00	0.00	NM
TSBK	Timberland Bancorp, Inc. of WA*	10.85	9.98	0.12	1.01	2.63	0.22	1.77	5.01	36.79	2.23	38.08	43.94	4.77	48.21	21.76	0.24	5.25	NM
TRST	TrustCo Bank Corp NY of NY*	6.64	6.62	0.79	11.54	6.05	0.83	12.18	1.42	71.19	1.65	16.53	191.32	12.70	191.94	15.66	0.25	4.20	69.44
UCBA	United Comm Bncp MHC IN (40.8)	13.72	13.72	0.18	1.28	1.43	0.16	1.14	2.82	37.24	1.51	NM	89.87	12.33	89.87	NM	0.40	6.35	NM
UCFC	United Community Fin. of OH*	9.43	9.41	-1.59	-17.20	NM	-1.76	-19.11	5.43	29.49	1.91	NM	19.76	1.86	19.82	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	17.24	17.23	0.48	2.69	2.88	0.60	3.35	0.48	149.89	1.03	34.73	97.27	16.77	97.35	27.93	0.28	2.18	NM
UWBK	United Western Bncp, Inc of CO*	5.35	5.35	0.47	9.95	40.05	0.29	6.09	1.76	59.90	1.65	2.50	20.78	1.11	20.78	4.08	0.04	1.09	2.72
VPFG	ViewPoint Finl MHC of TX(43.1)	8.65	8.61	0.01	0.13	0.07	-0.12	-1.26	0.40	107.98	0.66	NM	168.77	14.60	169.62	NM	0.20	1.49	NM
WSB	WSB Holdings, Inc. of Bowie MD*	11.87	11.87	-0.52	-4.20	-13.64	-0.64	-5.18	7.76	12.88	1.76	NM	31.79	3.77	31.79	NM	0.08	3.64	NM
WSFS	WSFS Financial Corp. of DE*	6.29	5.88	0.36	5.14	6.05	0.34	4.87	2.26	51.15	1.62	16.53	87.62	5.51	94.13	17.47	0.48	1.74	28.74
WVFC	WVS Financial Corp. of PA*	7.42	7.42	0.67	9.13	9.59	0.70	9.46	0.23	69.46	1.13	10.43	96.41	7.16	96.41	10.07	0.64	4.41	46.04
WFSL	Washington Federal, Inc. of WA*	11.58	9.96	-0.07	-0.54	-0.41	0.44	3.62	5.60	23.98	1.74	NM	138.08	15.98	163.33	36.49	0.20	1.17	NM
WSBF	Waterstone Fin MHC of WI(26.2)	9.00	9.00	-1.42	-15.22	-25.22	-1.48	-15.93	13.09	10.16	1.70	NM	61.44	5.53	61.44	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	8.65	8.16	0.46	5.53	10.51	0.48	5.70	1.31	46.06	0.96	9.52	50.69	4.39	54.03	9.22	0.20	3.39	32.26
WFD	Westfield Fin. Inc. of MA*	22.11	22.11	0.44	1.85	1.99	0.47	1.96	0.58	108.65	1.51	NM	95.72	21.16	95.72	NM	0.20	2.48	NM

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2,701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2,652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2,279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2,293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2,082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1,577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1,528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1,835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2,122.4	561.4	282.9
As of Oct. 30, 2009		9712.7	1036.2	2,045.1	548.7	259.8

(1) End of period data.

Source: SNL Financial.

EXHIBIT IV-3
Anchor Bank
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	05/29/09	04/30/09	12/31/08	05/30/08	1 Month	YTD	LTM
All Pub. Traded Thrifts	553.7	553.4	653.9	974.2	0.05	-15.32	-43.17
MHC Index	3,001.5	2,965.1	3,383.4	3,525.7	1.23	-11.29	-14.87
Stock Exchange Indexes							
NYSE-Alt Thrifts	370.3	345.1	261.6	409.3	7.30	41.58	-9.51
NYSE Thrifts	90.5	93.8	116.2	357.4	-3.54	-22.11	-74.68
OTC Thrifts	1,558.9	1,548.0	1,814.9	1,999.6	0.71	-14.11	-22.04
Geographic Indexes							
Mid-Atlantic Thrifts	2,131.1	2,149.8	2,652.0	3,505.9	-0.87	-19.64	-39.21
Midwestern Thrifts	2,354.4	2,329.1	2,567.4	2,987.1	1.09	-8.30	-21.18
New England Thrifts	1,653.7	1,633.1	1,826.9	1,771.2	1.26	-9.48	-6.64
Southeastern Thrifts	281.5	272.4	392.5	531.4	3.33	-28.29	-47.03
Southwestern Thrifts	383.0	404.5	499.1	718.0	-5.34	-23.27	-46.67
Western Thrifts	43.8	43.0	47.8	375.5	1.86	-8.44	-88.34
Asset Size Indexes							
Less than $250M	878.6	836.8	790.7	1,104.2	4.99	11.12	-20.43
$250M to $500M	2,446.3	2,282.5	2,220.5	2,943.5	7.18	10.17	-16.89
$500M to $1B	1,161.3	1,138.7	1,195.7	1,579.2	1.98	-2.87	-26.46
$1B to $5B	1,433.8	1,448.2	1,703.5	2,003.4	-0.99	-15.83	-28.43
Over $5B	272.8	273.1	329.3	527.1	-0.10	-17.15	-48.24
Pink Indexes							
Pink Thrifts	158.6	147.1	157.4	314.9	7.85	0.73	-49.64
Less than $75M	510.9	507.9	515.7	596.7	0.59	-0.93	-14.38
Over $75M	158.4	146.2	157.1	321.6	8.30	0.77	-50.76
Comparative Indexes							
Dow Jones Industrials	8,500.3	8,168.1	8,776.4	12,638.3	4.07	-3.15	-32.74
S&P 500	919.1	872.8	903.3	1,400.4	5.31	1.76	-34.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: Anchor's Draft Offering Prospectus

Exhibit IV-4
Washington State Thrift Acquisitions 2000-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
07/02/2007	02/01/2008	Washington Federal Inc.	WA	First Mutual Bancshares, Inc.	WA	1,056,847	6.85	1.02	15.25	0.19	493.34	189.8	27.050	250.00	250.00	17.01	17.96	21.09
06/04/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	1.03	11.16	0.14	689.66	169.6	27.159	207.76	272.68	19.26	20.04	23.25
02/12/2006	07/05/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	2.69	26.47	0.00	NA	63.8	NA	143.35	143.35	7.41	14.65	12.51
06/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group, Inc.	WA	770,072	11.76	0.96	7.63	0.56	227.69	195.0	25.602	194.69	194.69	26.95	25.32	23.09
05/19/2003	08/31/2003	Washington Federal Inc.	WA	United Savings & Loan Bank	WA	311,446	13.43	1.10	8.36	0.50	131.91	65.0	1,595.090	155.39	155.39	19.36	20.87	10.98
				Averages:		684,004	10.32	1.36	13.77	0.28	385.65	136.6		190.24	203.22	18.00	19.77	18.18
				Medians:		770,072	10.22	1.03	11.16	0.19	360.52	169.6		194.69	194.69	19.26	20.04	21.09

Source: SNL Financial, LC.

EXHIBIT IV-5
Anchor Bank
Director and Senior Management Summary Resumes

James A. Boora served as President and Chief Executive Officer of Anchor Bank from 1989 until his retirement in April 2006. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1971. Mr. Boora is active in a number of organizations in the local community and serves on the board of directors of the Grays Harbor College Foundation, the Grays Harbor Community Foundation and the Aberdeen Senior Center. He served as chairman of the Washington Community Reinvestment Association and is a member and past president of the Aberdeen Rotary Club. Mr. Boora is currently volunteering his time to assist on a financial services project for the Coastal Community Action Program in Aberdeen, Washington.

Will Foster is a principal and architect with Street Lundgren & Foster Architects, a firm with which he has been affiliated for 33 years. He is also involved in the Aberdeen Lions Club, is on the board of directors of NeighborWorks of Grays Harbor and is the Chairman of the Montesano Planning Commission.

Dennis C. Morrisette is the retired sheriff of Grays Harbor County, a position he held from 1979 to 1998. In addition, he served as the Interim City Manager for the City of Ocean Shores from February until June 2008, the County Commissioner for Grays Harbor from 2001 until 2004 and the Grays Harbor Community Hospital Development Director for 2001. Mr. Morrisette serves on the board of directors of Grays Harbor Community Hospital and is Chairman of the Planning Committee. He also serves as Chairman of the Advisory Committee of the Aberdeen Senior Center.

Robert D. Ruecker is Human Resources Coordinator for Westport Shipyard, a position he has held since August 2008. Prior to that, he served as the Human Resources Director for Grays Harbor Paper, L.P., a business papers manufacturer, from September 2000 until June 2007. Currently, he volunteers for Rebuilding Together and assists the Grays Harbor College athletic director.

Jerald L. Shaw is the President and Chief Executive Officer of Anchor Bank, positions he has held since July 2006. He has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as President and Chief Executive Officer, he served as Chief Operating Officer from 2004 to 2006 and as Chief Financial Officer from 1988 to 2002. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1976. Mr. Shaw is on the Aberdeen Rotary Club and the Aberdeen Lions Club, and volunteers for Habitat for Humanity.

Douglas A. Kay is self-employed Certified Public Accountant specializing in accounting, consulting, business valuation, litigation support and fraud investigation. Prior to that, he was employed by the public accounting firm of McSwain and Company, PS from 2004 to 2006. Mr. Kay is active with a number of local youth sports organizations including Trinity Youth Sport, the YMCA and Black Hills Youth Baseball.

George W. Donovan is the Secretary and Treasurer of Barrier West, Inc., a trucking and heavy equipment provider, a position he has held since 1992. He is also President of Geo Dan Land, Inc., a position he has held since 1993. Mr. Donovan coaches several youth sports teams, is a member of the St. Mary's Parish Council and is on the board of directors of the Grays Harbor Community Foundation.

Terri L. Degner is the Executive Vice President, Chief Financial Officer and Treasurer of Anchor Bank, positions she has held since 2004. She has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as Executive Vice President, Chief Financial Officer and Treasurer, Ms. Degner has served Anchor Bank in a variety of capacities since 1990, including as Senior Vice President and Controller from 1994 to 2004. Ms. Degner also serves on the board of directors and finance committee of NeighborWorks of Grays Harbor.

Brett A. Nielsen, age 41, is our Senior Vice President and Retail Division Manager, a position he has held since June 2006. Prior to that, he served as our Vice President and Loan Sales Manager from 2005 to 2006 and as our Assistant Vice President and Branch Manager from 2005 to 2006. Prior to joining Anchor Bank, Mr. Nielsen was employed by Washington Mutual Bank from 1992 to 2005 in a variety of positions, including as a branch manager and residential lender. Mr. Nielsen volunteers with the Boy Scouts of America and the Salvation Army, and is a member of the Aberdeen Rotary Club.

Gregory H. Schultz, age 56, is our Senior Vice President and Chief Lending Officer, a position he has held since February 2008. Prior to joining Anchor Bank, Mr. Schultz was the Senior Commercial Lending Officer for Silverstate Bank from May 2007 through January 2008, and was previously employed by Community Bank of Nevada for ten years in a variety of positions, including most recently as Chief Lending Officer. Mr. Schultz volunteers with Rebuilding Together, the YMCA and the March of Dimes.

Source: Anchor's Draft Offering Prospectus

EXHIBIT IV-6
Anchor Bank
Pro Forma Regulatory Capital Ratios

	At September 30, 2009		Pro Forma at September 30, 2009							
			2,550,000 Shares Sold at $10.00 per Share (Minimum of Range)		3,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		3,450,000 Shares Sold at $10.00 per Share (Maximum of Range)		3,967,500 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in Thousands)					
Equity capital under generally accepted accounting principles ("GAAP").	$44,157	7.17%	$64,992	10.19%	$68,823	10.73%	$72,654	11.25%	$77,060	11.85%
Tier I leverage.	$42,351	6.68%	$63,186	9.63%	$67,017	10.15%	$70,848	10.67%	$75,254	11.25%
Requirement.	25,372	4.00	26,246	4.00	26,406	4.00	26,567	4.00	26,751	4.00
Excess.	$16,979	2.68%	$36,940	5.63%	$40,611	6.15%	$44,281	6.67%	$48,503	7.25%
Tier I risk based.	$42,351	9.20%	$63,186	13.60%	$67,017	14.40%	$70,848	15.19%	$75,254	16.11%
Requirement.	18,414	4.00	18,589	4.00	18,621	4.00	18,653	4.00	18,690	4.00
Excess.	$23,937	5.20%	$44,597	9.60%	$48,396	10.40%	$52,195	11.19%	$56,564	12.11%
Total risk based.	$48,160	10.46%	$68,995	14.85%	$72,826	15.64%	$76,657	16.44%	$81,063	17.35%
Risk based requirement.	36,829	8.00	37,178	8.00	37,243	8.00	37,307	8.00	37,381	8.00
Excess.	$11,331	2.46%	$31,817	6.85%	$35,583	7.64%	$39,350	8.44%	$43,682	9.35%
Reconciliation of capital infused into Anchor Bank:										
Net proceeds infused.			$21,855		$25,866		$29,877		$34,490	
Less:										
Common stock acquired by employee stock ownership plan.			(1,020)		(1,200)		(1,380)		(1,587)	
Pro forma increase in GAAP and regulatory capital.			$20,835		$24,666		$28,497		$32,903	
Regulatory capital requirement imposed by the Order (2).			$65,615		$66,016		$66,417		$66,878	
Excess (deficiency).			($2,429)		$1,001		$4,431		$8,376	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

(2) Reflects a 10% Tier I leverage ratio requirement. Based on our Strategic Plan submitted in September 2009, we will achieve regulatory capital compliance with the Order through further reductions in asset size by completion of the offering.

Source: Anchor's Draft Offering Prospectus

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Anchor Mutual SB, Aberdeen, WA
Prices as of October 30, 2009

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	NM x	16.27x	10.18x	38.08x	38.08x	17.39x	13.83x
Price-core earnings multiple	=	P/CE	NM x	12.47x	12.52x	29.13x	29.13x	17.15x	15.13x
Price-book ratio	=	P/B	41.84%	54.59%	44.34%	54.88%	43.94%	68.36%	65.93%
Price-tangible book ratio	=	P/TB	41.84%	59.13%	47.99%	64.12%	48.21%	78.02%	72.66%
Price-assets ratio	=	P/A	4.66%	4.68%	3.92%	6.80%	4.77%	7.65%	5.77%

Valuation Parameters

				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**($19,237,000)**	(Yr End 9/09)	ESOP Stock as % of Offering (E)	**4.0000%**	**4.0000%**
Pre-Conversion Core Earnings	**($18,330,000)**	(Yr End 9/09)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$44,157,000**	(9/09)	ESOP Amortization (T)	**15.00**	years
Intangibles	**$0**	(9/09)	RRP Stock as % of Offering (M)	**0.0000%**	0.00%
Pre-Conv. Tang. Book Value (B)	**$44,157,000**	(9/09)	Stock Programs Vesting (N)	**5.00**	years
Pre-Conversion Assets (A)	**$615,780,000**	(9/09)	Fixed Expenses	**$980,000**	
Reinvest. Rate: (Wtgd Avg. IEA/COD)	**4.300%**		Variable Expenses (Midpoint)	**$279,900**	1.00%
Tax rate (TAX)	**34.00%**		Percent Sold (PCT)	**100.00%**	
A-T Reinvestment Rate(R)	**2.838%**		MHC Assets	**$0**	
Est. Conversion Expenses (1)(X)	**4.20%**		Options as % of Offering (O1)	**0.0000%**	0.00%
Insider Purchases	**$810,000**		Estimated Option Value (O2)	**0.00%**	
Price/Share	**$10.00**		Option Vesting Period (O3)	**5.00**	years
Foundation Cash Contrib. (FC)	**$0**		% of Options taxable (O4)	**25.00%**	
Found. Stk Contrib (% of Total Shrs (F	**0.0000%**		Payoff of FHLB Advances (PA)	**$0**	@Minimum
Foundation Tax Benefit (Z)	**$0**		Payoff of FHLB Advances (PA)	**$0**	@Mid, Max, Smax
Foundation Amount (Mdpt.)	**$0**		Weighted Average Rate of Adv.	**0.00%**	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $30,000,000

1. $V = \frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3}$ V= $30,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $30,000,000

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $30,000,000

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $30,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	3,967,500	0	3,967,500	$10.00	$39,675,000	$39,675,000
Maximum	0	3,450,000	0	3,450,000	10.00	34,500,000	$34,500,000
Midpoint	0	**3,000,000**	0	3,000,000	10.00	30,000,000	$30,000,000
Minimum	0	2,550,000	0	2,550,000	10.00	25,500,000	$25,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$25,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$25,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$25,500,000
	Less: Estimated Offering Expenses	1,216,700
	Net Conversion Proceeds	$24,283,300
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$24,283,300
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,020,000)
	Net Conversion Proceeds Reinvested	$23,263,300
	Estimated After-Tax Reinvestment Rate	2.84%
	Earnings from Reinvestment of Proceeds	$660,212
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(44,880)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$615,332

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2009 (reported)	($19,237,000)	$615,332	($18,621,668)
12 Months ended Sept. 30, 2009 (core)	($18,330,000)	$615,332	($17,714,668)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$44,157,000	$23,263,300	$0	$67,420,300
September 30, 2009 (Tangible)	$44,157,000	$23,263,300	$0	$67,420,300

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
September 30, 2009	$615,780,000	$23,263,300	$0	$0	$639,043,300

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$30,000,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$30,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$30,000,000
	Less: Estimated Offering Expenses	1,259,900
	Net Conversion Proceeds	$28,740,100
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$28,740,100
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,200,000)
	Net Conversion Proceeds Reinvested	$27,540,100
	Estimated After-Tax Reinvestment Rate	2.84%
	Earnings from Reinvestment of Proceeds	$781,588
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(52,800)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$728,788

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2009 (reported)	($19,237,000)	$728,788	($18,508,212)
12 Months ended Sept. 30, 2009 (core)	($18,330,000)	$728,788	($17,601,212)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$44,157,000	$27,540,100	$0	$71,697,100
September 30, 2009 (Tangible)	$44,157,000	$27,540,100	$0	$71,697,100

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
September 30, 2009	$615,780,000	$27,540,100	$0	$0	$643,320,100

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$34,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$34,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$34,500,000
	Less: Estimated Offering Expenses	1,303,100
	Net Conversion Proceeds	$33,196,900
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$33,196,900
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,380,000)
	Net Conversion Proceeds Reinvested	$31,816,900
	Estimated After-Tax Reinvestment Rate	2.84%
	Earnings from Reinvestment of Proceeds	$902,964
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(60,720)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$842,244

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended Sept. 30, 2009 (reported)	($19,237,000)	$842,244	($18,394,756)
	12 Months ended Sept. 30, 2009 (core)	($18,330,000)	$842,244	($17,487,756)

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	September 30, 2009	$44,157,000	$31,816,900	$0	$75,973,900
	September 30, 2009 (Tangible)	$44,157,000	$31,816,900	$0	$75,973,900

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	September 30, 2009	$615,780,000	$31,816,900	$0	$0	$647,596,900

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Anchor Mutual SB, Aberdeen, WA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$39,675,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$39,675,000**
2.	Offering Proceeds of Shares Sold In Offering	$39,675,000
	Less: Estimated Offering Expenses	1,352,780
	Net Conversion Proceeds	$38,322,220
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$38,322,220
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,587,000)
	Net Conversion Proceeds Reinvested	$36,735,220
	Estimated After-Tax Reinvestment Rate	2.84%
	Earnings from Reinvestment of Proceeds	$1,042,546
	Plus: Reduction in FHLB Advanve Interest Expense(2)	0
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(69,828)
	Less: Stock Programs Vesting (4)	0
	Less: Option Plan Vesting (5)	0
	Net Earnings Increase	$972,718

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2009 (reported)	($19,237,000)	$972,718	($18,264,282)
12 Months ended Sept. 30, 2009 (core)	($18,330,000)	$972,718	($17,357,282)

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2009	$44,157,000	$36,735,220	$0	$80,892,220
September 30, 2009 (Tangible)	$44,157,000	$36,735,220	$0	$80,892,220

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
September 30, 2009	$615,780,000	$36,735,220	$0	$0	$652,515,220

(1) Includes ESOP purchases equal to 4.0% of the offering
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9
Anchor Bank
Peer Group Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2009

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BOFI	Bofi Holding, Inc. Of CA	6,452	5,941	-2,020	0	10,373	8,083	1.28
CITZ	CFS Bancorp, Inc of Munster IN	-8,648	3,527	-1,199	0	-6,320	10,773	-0.59
CZWI	Citizens Comm Bncorp Inc of WI	-3,289	7,488	-2,546	0	1,653	5,477	0.30
FCLF	First Clover Leaf Fin Cp of IL	-6,206	-221	75	0	-6,352	8,150	-0.78
FFNW	First Fin NW, Inc of Renton WA	-28,835	1,429	-486	0	-27,892	20,038	-1.39
FPTB	First PacTrust Bancorp of CA	-2,402	768	-261	0	-1,895	4,249	-0.45
HFFC	HF Financial Corp. of SD	6,562	-1,869	635	0	5,328	4,044	1.32
HMNF	HMN Financial, Inc. of MN	-22,320	-2,115	719	0	-23,716	4,245	-5.59
HFBC	HopFed Bancorp, Inc. of KY	3,672	-1,173	399	0	2,898	3,598	0.81
CASH	Meta Financial Group of IA	-2,571	328	-112	0	-2,355	2,608	-0.90
MFSF	MutualFirst Fin. Inc. of IN	-19,530	2,852	-970	0	-17,648	6,985	-2.53
PVFC	PVF Capital Corp. of Solon OH	-20,116	-5,658	1,924	0	-23,850	7,979	-2.99
RVSB	Riverview Bancorp, Inc. of WA	-3,100	3,014	-1,025	0	-1,111	10,924	-0.10
TSBK	Timberland Bancorp, Inc. of WA	861	984	-335	0	1,510	7,045	0.21

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Celebrating 20 Years of Financial Advisory Services

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511
E-mail jbreyer@b-a.net
*Not admitted in Virginia

Breyer & Associates PC

ATTORNEYS AT LAW*

November 30, 2009

Via Federal Express

Office of Information Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Anchor Bancorp - Continuing Hardship Exemption Filing
Appraisal Report - Amendment Number 1 to Registration Statement on Form S-1 File No. 333-154734

Dear Sir or Madam:

On behalf of Anchor Bancorp, Lacey, Washington ("Company") enclosed for filing on Form SE are the exhibits to Exhibit 99.4 to the Company's pre-effective Amendment Number 1 ("Amendment No. 1") to the Registration Statement on Form S-1 ("Form S-1") that was filed on November 12, 2009. Because of the period of time since the filing of the initial Form S-1 in October 2008, we inadvertently submitted a new hardship request in connection with the Appraisal Report included in the Form S-1 as Exhibit 99.4. Last week we received a call from your office regarding the new hardship request informing us that it was not required. Accordingly, pursuant to the Form SE General Instructions, four complete copies of both the Form SE and the exhibit filed under cover of the Form SE are enclosed. The portions of Exhibit 99.4, other than the exhibits, have been filed via EDGAR with Amendment No. 1. A copy of the letter dated October 27, 2008 granting the continuing hardship exemption is attached hereto.

We would appreciate it you would date stamp the enclosed copy of this letter and return it to us in the envelope provided so that we may verify your receipt of the Form SE.

If you have any questions regarding this matter, please contact the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1067
Enclosures
cc: Allicia Lam, Esq., Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL	
OMB Number:	3235-0327
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Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Anchor Bancorp
Exact name of registrant as specified in charter

0001448301
Registrant CIK Number

Exhibit 99.4 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-154734
SEC file number, if available

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________, State of ________, 20____.

____
(Registrant)

By ________
(Name)

____
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on November 30 2009, that the information set forth in this statement is true and complete.

By [signature]
John F. Breyer, Jr., Esquire
Breyer & Associates PC
Special Counsel to Anchor Bancorp
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Grant of Continuing Hardship Exemption

October 27, 2008

Applicant: John F. Breyer

Company Name: Anchor Bancorp

Form Type: S-1

Subject document[s]: Exhibit 99.5 Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on October 23, 2008 (Accession no. 0000939057-08-000380) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request for the statistical portions of Exhibit 99.5 Appraisal Report to Form S-1. All written portions must be EDGARized. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance